SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

APPRAISAL REPORT AP-00120/17-01

DISTRIBUIDORA DE ÁGUA CAMAÇARI S.A.; CETREL S.A.

APPRAISAL REPORT:	AP-00120/17-01	VALUATION DATE:	December 31st, 2016

(Convenience Translation into English from the Original Previously Issued in Portuguese)

APPLICANT:	ODEBRECHT UTILITIES S.A., hereinafter called ODEBRECHT UTILITIES.
	Limited Liability Company with headquarters located at Rua Lemos Monteiro, no. 120, 14th floor, Butantã, in the City and State of São Paulo, registered with the General Roster of Corporate Taxpayers (CNPJ) under no. 17.382.530/0001-44.
OBJECTS:	CETREL S.A., hereinafter called CETREL.
	Limited Liability Company with headquarters located at Vila Atlântica, Km 09, Industrial Area East, Petrochemical Center, City of Camaçari, State of Bahia registered with the General Roster of Corporate Taxpayers (CNPJ) under no. 14.414.973/0001-81.
	DISTRIBUIDORA DE ÁGUA CAMAÇARI S.A., hereinafter called DAC.
	Limited Liability Company, with headquarters at Rua Eteno, no. 1,561, Basic Complex, Petrochemical Center, City of Camaçari, State of Bahia, registered with the General Roster of Corporate Taxpayers (CNPJ) under no 01.944.031/0001-63.
PURPOSE:	To determinate of the net income of CETREL, for the purposes of comply with section c) of the line II of the article 256 of the Law 6,404/76 *("Brazilian Corporate Law")*.

EXECUTIVE SUMMARY

APSIS CONSULTORIA EMPRESARIAL LTDA., hereinafter called APSIS, was appointed by ODEBRECHT UTILITIES to compile the net income of CETREL (or the "Company"), pursuant to the request of BRASKEM S.A., potential purchaser of CETREL, for the purpose to comply with section c) of the line II of the article 256 of the Law no. 6,404/76 ("Brazilian Corporate Law"), transcribed below.

The acquisition, by a public traded company, of the control of a commercial company, will be subject to the deliberation of a general shareholder's meeting of the acquirer, especially convened to understand the operation, whenever:

- *I - The price of the purchase is a significant investment to the acquirer (article 247);*
- *II - The average price of each share is more than one and a half times one of the following 3 (three) values below:*
  - *a) Average share price in the stock market or in the OTC market, during ninety days prior to the acquisition date; (as amended by Law 9,457, from 1997);*
  - *b) Shareholders Equity Value per share (article 248), valued at market value (Article 183, § 1º);*
  - *c) Value of net income per share, limited to fifteen times the annual net income per share (Article 187 n. VII) of the last 02 (two) fiscal years adjusted by the inflation.*
- *§ 1st The proposal or purchase agreement, alongside with the appraisal report, according to the provisions of art. 8th, §§ 1st and 6th, comprising all the necessary elements to the resolution, shall be submitted to prior approval by the general shareholder's meeting or to ratification by it, subject to the management's responsibility;*

§ 2nd If the acquisition price exceeds one and a half times the highest of the three values mentioned in Item II of the caput, the dissenting shareholder of the meeting's approving decision will have the right to withdraw from the company and be reimbursed by the value of his shares, as stated on article 137, subject to the provisions of its Item II. (as amended by Law 9,457, from 1997).

It should be noted that the purpose of this appraisal report is to compile of the net income of CETREL for the purpose to comply with section c) of the line II of the article 256 of the Law no. 6,404/76, therefore it is no intended to comply with all requirements of the referred article.

CONCLUSION

The income approach was the methodology adopted in this report to compile the net income of CETREL for the purpose to comply with section c) of the line II of the article 256 of the Law 6,404/76. According to this methodology, the net income per share is calculated by projecting the net cash flow, and then discounting it to present value through an appropriate discount rate.

HISTORICAL NET PROFIT

As stated in the section c) of the line II of the article 256 of the Law 6.404/76, the net income per share is limited to fifteen times the annual net income per share of the last two fiscal years adjusted by the inflation. Consequently, it was necessary to calculate the Company's average net income of the last two fiscal years. The years of 2015 and 2016 were considered for calculation purposes, as demonstrated below.

CETREL'S ADJUSTED HISTORICAL RESULTS		
	2015	2016
Cetrel's result in the period	18,594	17,788
Accumulated historical inflation	*6.29%*	-
Cetrel's adjusted result	19,763	17,788
15x	*296,448*	*266,820*
Average	281,634	

NET INCOME PER SHARE

Based on CETREL's cash flow, projected for ten years and considering perpetuity after 2027, these values were discounted to present value by applying the nominal discount rate of 12.1% p.a.

The following table presents a summary of CETREL's net income as of December 31st, 2016.

Expected return rate	12.1%
Perpetuity growth rate	4.5%
CETREL'S PROJECTED NET INCOME	
DISCOUNTED CASH FLOW	272,328
DISCOUNTED RESIDUAL VALUE	241,034
CETREL'S OPERATIONAL VALUE (BRL thousand)	513,362
NET DEBT	(152,988)
INCINERATION PLANT	1,743
PARTICIPATION IN DAC (100%)	678,449
CETREL'S PROJECTED NET INCOME (BRL thousand)	1,040,566

FINAL VALUE COMPILED

As showed above, CETREL's projected net income is higher than fifteen times of its annual net income per share in the last two fiscal years. Consequently, the value to be considered in this analysis is the historical net income of the company.

INDEX

1. INTRODUCTION

APSIS, with head office located at Rua da Assembleia, nº 35, 12º floor, Centro, in the City and State of Rio de Janeiro, registered with the General Roster of Corporate Taxpayers (CNPJ) under no. 27.81.922/0001-70 and CORECON/RJ under no. RF.02052, was appointed by ODEBRECHT UTILITIES to compile the net income of CETREL, for the purpose to comply with section c) of the line II of the article 256 of the Law 6,404/76.

To prepare this report, we used data and information provided by third parties in the form of documents and verbal interviews with the client. The estimates applied in this procedure are based on documents and information such as:

- Business plan of CETREL and DAC;
- Balance sheets of CETREL in the valuation date;
- Balance sheets of DAC in the valuation date;
- Historical financial statements of the companies.

The APSIS team in charge of preparing this report consists of the following professionals:

- AMILCAR DE CASTRO
  Director
  Bachelor in Law
- ANA CRISTINA FRANÇA DE SOUZA
  Partner and Counselor
  Civil Engineer (CREA/RJ 1991103043)
- ANTONIO LUIZ FEIJÓ NICOLAU
  Director
  Lawyer (OAB/RJ 167.543)
- LUIZ PAULO CESAR SILVEIRA
  Vice President
  Mechanical Engineer and Accountant (CREA/RJ 1989100165 and CRC/RJ-118263/P-0)
- MARCIA APARECIDA DE LUCCA CALMON
  Director
  Accountant (CRC/1SP-143169/O-4)
- MARINA RAGUCCI DA SILVA FREIRE
  Projects
  Economist
- RENATA POZZATO CARNEIRO MONTEIRO
  President
  Postgraduate in Law (OAB/RJ 109.393)
- RODRIGO NIGRI ADELSON
  Projects
  Economist (CORECON/RJ 26873)
- SERGIO FREITAS DE SOUZA
  Director
  Economist (CORECON/RJ 23521-0)

2. PRINCIPLES AND QUALIFIFCATIONS

The following information is important and should be read carefully.

The Report subject to the work that was itemized, calculated and specified, strictly complies with the fundamental principles described below:

- The consultants do not have any direct or indirect interests in the companies involved nor in the operation, nor are there any other relevant circumstances which may characterize a conflict of interests.
- APSIS's professional fees are not in any way whatsoever subject to the conclusions of this report.
- To the best of the consultant's knowledge and credit, the analyses, opinions and conclusions expressed in this report are based on data, diligence, research and surveys that are true and correct.
- For the purposes of this report, we assumed that the information received from third parties are correct, and the sources thereof are listed in said Report.
- For projection purposes, we assume the inexistence of liens or encumbrances of any nature, whether judicial or extrajudicial, affecting the assets subject to the work in question, other than those listed in this report.
- The Report presents all the limiting conditions imposed by the adopted methodologies, which may affect the analyses, opinions and conclusions comprised therein.
- The Report was prepared by APSIS and no one other than the consultants themselves prepared the analyses and respective conclusions.
- APSIS assumes full liability over the matter of this Appraisal Report, including implicit ones, for the exercise of its honorable duties, primarily established in the appropriate laws, codes or regulations.
- The current Report complies with the specifications and criteria determined by the ABNT - *Associação Brasileira de Normas Técnicas* (Brazilian Association of Technical Standards), USPAP (Uniform Standards of Professional Appraisal Practice) and International Valuation Standards (IVS), in addition to the requirements imposed by different agencies and regulations, such as: CPC (Accounting Standards Committee), the Ministry of Treasury, Central Bank, Bank of Brazil, CVM (Securities and Exchange Commission of Brazil), SUSEP (Superintendence of Private Insurance), Income Tax Regulations (RIR), Brazilian Committee of Business Valuators (CBAN), *Conselho Federal de Contabilidade* (CFC), etc.
- The controller and the companies' management involved did not direct, limit, hinder or practice any acts whatsoever that have or may have prevented the access, use or knowledge of data, goods, documents or work methodologies relevant to the quality of the conclusions herein.

3. SCOPE AND LIABILITY LIMITATIONS

- To prepare this report, APSIS used historic data and information audited by third parties, or unaudited, and unaudited projected data provided in writing or verbally by the company's management or obtained from the sources mentioned. Therefore, APSIS has assumed that the data and information obtained for this report are true, and, as such, does not assume any liability with respect to their reliability.
- The scope of this work did not include auditing the financial statements or reviewing the works performed by its independent accountants. Consequently, APSIS is not hereby expressing any opinion with respect to any financial statements mentioned herein.
- We are not liable for occasional losses to the Applicant and its subsidiaries, or to its partners, directors, creditors or to other parties as a result of the use of data and information provided by the company and comprised herein.
- Our work has been developed solely to be used by the Applicants and its partners, aiming at the previously described purpose. Therefore, this Report shall not be published, circulated, reproduced, disclosed or used for any other purpose other than the aforementioned one, without a prior and written consent from APSIS.
- The analyses and conclusions contained herein are based on several assumptions, considered at the date of this Report, of future operating projections, such as prices, volumes, market shares, revenues, taxes, investments, operating margins, etc. Therefore, the Company's future operating results may be different from any forecast or estimate contained in this report, especially in the case of future knowledge of information not available at the date of this Report.
- This analysis does not reflect events that occurred after the date of this Report, nor their impacts.
- APSIS is not responsible for direct or indirect losses or loss of profits eventually resulting from improper use of this Report.
- We emphasize that an understanding of the conclusion of this Report will only be possible with a complete reading, including its attachments, and any conclusions from partial readings may be incorrect or inaccurate.
- The present report does not intend to comply with all requirements of the article 256 of the Law no. 6,404/76, being its only purpose to comply with section c) of the line II.

4. CETREL'S BACKGROUND

CETREL

CETREL is an environmental solutions company for the industrial sector. It started its operations in 1978, along with the first companies of the Industrial Complex of Camaçari.

This petrochemical complex, located in the municipality of Camaçari, 50 kilometers away from Salvador, was the first to be planned in the country. Integrated in the Southern Hemisphere, it has more than ninety chemicals, petrochemical and other industries such as automobiles, cooper, metallurgy, fabrics, fertilizes, wind energy, pharmaceuticals, beverages and services.

With more than thirty-five years of operation, CETREL is responsible for water supply, treatment and final disposal of effluents and industrial waste, water distribution and reuse, as well as all environmental monitoring of the Industrial Complex of Camaçari (including its area of influence) and its reach in other Brazilian regions.

Although its main clients are the companies located in the Industrial Complex, CETREL is also present in other states, such as Alagoas, Rio de Janeiro and Rio Grande do Sul, among others. It offers a complete range of services and environmental solutions, such as:

- Treatment of effluents;
- Monitoring and management of water resources;
- Total waste management;
- Industrial landfills;
- Temporary storage of waste;
- Valorization of materials;
- Georeferenced information system;
- Air monitoring network;
- Laboratory services;
- Bioenergy;
- Innovation and environmental technology services.

BACKGROUND OF THE INVESTED COMPANY

DAC

DAC operates in the water treatment segment. It is responsible for the production of 30 million m^3/year of demineralizer, clarified and potable water used by the companies of the Industrial Complex of Camaçari, as well as managing the fire water reservoir of the complex. It was created through the consolidation of the assets of the Water Treatment Unit of Braskem S.A., in a specific legal entity for the purpose of the transaction with *Odebrecht Ambiental*.

5. SECTOR ANALYSIS

The environmental sanitation is a set of services that includes water supply, sewage, rainwater drainage, urban cleaning and solid waste management. Brazil has 13% of the world's potable water, but the collection and treatment of this resource is still scarce when compared to other more developed countries.

According to the United Nations World Water Develompment Report, released in 2016, agriculture is responsible for 70% of the water use, while industry uses 205 and residences 10%. Acccording to the same study, the lack of correct management of the water resources can have serious economic impacts. The document mention studies that show a positive correlation between investment in the water sector and economic growth, since three-quartes of jobs in the world depend on water.

Water Use in the World


Agriculture
70%
Residencies
10%
Industry 20%

Source: UN

World Reserves of Potable Water


Others 63%
USA 7%
Canada 7%
Russia 10%
Brazil 13%

Source: World Bank

Despite developments in the sector, especially in recent years, following the regulatory framework (Law 11,445/07), Brazil is still far from the universalization of sanitation services and behind schedule in relation to the international scenario. According to a survey conducted by the Instituto Trata Brasil and the Brazilian Business Council for Sustainable Development, in a ranking of two hundred countries in 2011, Brazil is the 112th position, behind nations of the of North Africa, the Middle East and South America.

Population with Access to Potable Water


100%
99%
97%
96%
94%
93%
89%
88%
France
USA
Argentina
Russia
Mexico
Brazil
China
India

Note: Regarding december of 2014. Source: WHO and Brazilian SNIS

The ranking is based on the Sanitation Development Index prepared by the United Nations Development Program, which takes in consideration the coverage of sanitation and the development of the sector between 2000 and 2011. The index attribuited to Brazil was of 0,581, lower than the index of other Southern America countries, suchs as Equador (0,719), Chile (0,707), Honduras (0,686), Argentina (0,667) and Uruguay (0,658).

The deficiency in basic sanitation services has a strong correlation with public health issues, contribuing to the incidence of gastrointestinal infection, such as cholera, amebiasis, diarrhe and gastroenteritis of presumed infectious origin. In addition, it is the main cause of enviromental degradation of the Brazilian river basins, especially thoses in which large metropolis are located. This scarcity situation allows the dissemination of diseases related of water transmission, with negative impacts in fields such as education, labor, economy, biodiversity, water availability and others.

Brazil has a water supply network thath, although not universal, can be considerad extensive. This sceneario, however is not observed in the sewage collection, which is in a very precarious situation. Additionaly, the sanitary sewage deficit is not restricted to collection, but is also present in treatment.

Population with Access to Sewage Collection


100%
100%
90%
87%
85%
56%
55%
31%
USA
France
Argentina
Russia
Mexico
Brazil
China
India

Note: Regarding december of 2014. Source: WHO and Brazilian SNIS

Data collected by the National Sanitation Information System in 2012, indicate that 93% of the Brazilian population has acess to water supply networks and 56% have acess to sewage collection networks. In turn, only 38,7% of the sewage generated in Brazil receives some type of treatment.

Given the importance of sanitation of the quality of life of the population and the current precariousness of services in the country, the sector was included

in the list of priority investments of federal government, especially since 2007, with the creation of the Accelaration Program of Growth (*Programa de Acelaração do Crescimento - PAC).*


Investments on Brazilian Sewage Sector by Category
(BRL Millions)
4,534
4,238
5,620
7,839
8,962
8,402
9,754
2006
2007
2008
2009
2010
2011
2012
Water
Sewage
Others
Capitalizable expenses

Source: Brazilian SNIS

The main sources of investment available for basic sanitation in Brazil are:

- Resources from public funds *(Fundo de Garantia por Tempo de Serviço – FGTS – and the Fundo de Amparo ao Trabalhador – FAT)*, also called onerous resources;
- Non-costly resources, derived from the Annual Budget Law, also known as the General Budget of the Union, e State and City budgets;
- Resources from international loans contracted with multilateral credit agencies, such as the Interamerican Bank of Development and the World Bank;
- Own resources of the service providers, resulting from the generation of operational cash. The industries are responsible for the treatment of water and its effluents.

6. ASSESSMENT METHODOLOGIES - NET INCOME PER SHARE

INCOME APPROACH: CASH FLOW

This methodology defines the company's profitability as its operating value, equivalent to the discounted value of the future net cash flow.

The projected period of the net cash flow is determined by considering the time that the company will take to provide a stable operational activity, i.e., without relevant operational variations. The cash flow is then discounted to present value, using a discount rate which will reflect the risk associated with the market, business and capital structure.

PROJECTION OF FUTURE RESULTS

NET CASH FLOW

In order to calculate the net cash flow, we used the Invested Capital as a measure of income, according to the table alongside, and based on the theories and economic practices most commonly accepted by the market, especially from the following works:

- *DAMODARAN, Aswath. Avaliação: Princípios e Prática. Finanças Corporativas: teoria e prática. 2ª Edição. Porto Alegre: Bookman, 2004. p. 611-642.*
- *PRATT, Shannon P. Income Approach: Discounted Economic Income Methods. Valuing a Business: The Analysis and Appraisal of Closely Held Companies. 3rd Edition. USA: Irwin Professional Publishing, 1996. p. 149-202.*

CASH FLOW NET OF INVESTED CAPITAL
Earnings before interest, taxes, depreciation and amortization (EBITDA)
(-) Non-cash items (depreciation and amortization)
(=) Earnings before interest and taxes (EBIT)
(-) Income Tax and Social Contribution (IR/CSSL)
(=) Net Income after taxes
(+) Non-cash items (depreciation and amortization)
(=) Gross cash flow
(-) Capital Expenditures (CAPEX)
(+) Other inflows
(-) Other outflows
(-) Working capital variation
(=) Net cash flow

RESIDUAL VALUE

Perpetuity is considered after the end of the projected period, which contemplates all the cash flows to be generated after the last projected year and their respective growths. The company's residual value (perpetuity) is usually estimated by using the constant growth model. This model assumes that, after the end of the projected period, net income will have constant perpetual growth. It also calculates the perpetuity value in the last year of the projected period based on the geometric progression model, carrying it, next, to the first projection year.

DISCOUNT RATE

The discount rate used to calculate the present value of the earnings determined in the projected cash flow represents the minimum profitability required by investors, considering that the company will be financed partly by equity, which will demand a higher profitability than that obtained in a standard risk investment, and partly by debt capital.

This rate is calculated through the WACC - Weighted Average Cost of Capital methodology, a model in which the cost of capital is determined by the weighted average of the economic value of capital structure components (equity and debt capital), as demonstrated in the tables alongside.

The risk-free rates are usually based on the U.S. Treasury bonds. For the cost of equity, 20-year securities are used, a term that most accurately reflects the concept of a company's continuity. For the cost of debt capital, 10-year securities are considered, which more adequately reflect the term in which a company may raise funds in the international market.

Cost of equity	Re = Rf + beta*(Rm - Rf) + Rp + Rs
Rf	Risk-free rate - based on the annual interest rate of the American Treasury for 30-year securities, considering long-term U.S. inflation.
Rm	Market Risk - measures the value of a fully diversified portfolio of shares for a period of 30 years.
Rp	Country Risk - represents the risk of investing in an asset in that country compared to a similar investment in a country considered safe.
Rs	Premium risk for size - measures how much the size of the company affects its risk level.
Beta	Adjusts the market risk to the risk of a specific sector.
Levered Beta	Adjusts the sector's beta to the company's risk.

Cost of debt	Rd = Rf (*) + alfa + Rp
Rf (*)	Risk-free rate - based on the annual interest rate of the American Treasury for 10-year securities, considering U.S. inflation
Alfa	Specific Risk - represents the risk of investing in the company in question.

Discount rate	WACC = (Re x We) + Rd (1 -t) x Wd
Re =	Cost of equity.
Rd =	Cost of debt.
We =	Percentage of equity in capital structure.
Wd =	Percentage of debt in capital structure.
T =	Company's effective income tax and social contribution rates.

7. ASSESSMENT OF THE VALUE OF THE NET INCOME

MAIN STEPS OF THE VALUATION

CETREL'S PROJECTED NET INCOME

The income approach was the methodology adopted in this report to determine the net profit of CETREL for the purposes of complying with section c) of the line II of the article 256 of the Law 6.404/76. In this methodology, we compile the net income per share by projecting the net cash flow, and then discounting to present value throughout an appropriate discount rate (see Attachment 1).

Considering a discount rate of 12.1% and a projected period of ten years, the value of CETREL was calculated as demonstrated below.

Expected return rate	12.1%
Perpetuity growth rate	4.5%
CETREL'S PROJECTED NET INCOME	
DISCOUNTED CASH FLOW	272,328
DISCOUNTED RESIDUAL VALUE	241,034
CETREL'S OPERATIONAL VALUE (BRL thousand)	513,362
NET DEBT	(152,988)
INCINERATION PLANT	1,743
CETREL'S PROJECTED NET INCOME (BRL thousand)	362,117

DAC'S PROJECTED NET PROFIT

CETREL holds 100% of the shares of DAC. Thus, to determine CETREL's net income per share value, it was also necessary to determine the value per share of DAC. The methodology used in this appraisal was also the income approach and its calculated value it was considered in the CETREL's consolidated value (more details in the Attachment 2).

Considering a discount rate of 11.4% and a projected period of twenty-seven years, the value of DAC was calculated as net profit demonstrated below.

Expected return rate	11.4%
Perpetuity growth rate	4.5%
DAC'S PROJECTED NET INCOME	
DISCOUNTED CASH FLOW	707,174
DISCOUNTED RESIDUAL VALUE	144,633
DAC'S OPERATIONAL VALUE (BRL thousand)	851,807
NET DEBT	(173,359)
DAC'S PROJECTED NET INCOME (BRL thousand)	678,449

RESULTS COMPARISON

NET INCOME PER SHARE - CONSOLIDATED PROJECTED NET PROFIT

Considering the values calculated in the Attachments 1 and 2 of this report, the value of the net income was compiled based on the projected net income of CETREL and its invested company, as demonstrated below.

Expected return rate	12.1%
Perpetuity growth rate	4.5%
CETREL'S PROJECTED NET INCOME	
DISCOUNTED CASH FLOW	272,328
DISCOUNTED RESIDUAL VALUE	241,034
CETREL'S OPERATIONAL VALUE (BRL thousand)	**513,362**
NET DEBT	(152,988)
INCINERATION PLANT	1,743
PARTICIPATION IN DAC (100%)	678,449
CETREL'S PROJECTED NET INCOME (BRL thousand)	**1,040,566**

HISTORICAL NET INCOME

CETREL's projected net income is higher than fifteen times its annual net income per share in the last two fiscal years. Therefore, the value to be considered in this analysis is the historical net income of the company. For the calculation, it was considered the years of 2015 and 2016.

CETREL'S ADJUSTED HISTORICAL RESULTS		
	2015	**2016**
Cetrel's result in the period	**18,594**	**17,788**
Accumulated historical inflation	*6.29%*	-
Cetrel's adjusted result	**19,763**	**17,788**
15x	*296,448*	*266,820*
Average	**281,634**	

As demonstrated below, the conclusion of the analyses as defined by the current legislation results in a value of BRL 281,634 thousand.

CONCLUSION - RESULT COMPARASION (BRL thousand)	
Net income per share (projected)	1,040,566
15x adjusted historical net income	281,634
CONCLUSION CETREL'S NET INCOME* (BRL thousand)	**281,634**

* Limited to fifteen times the annual net income per share of the last two fiscal years adjusted by the inflation.

8. CONCLUSION

Based on the estimates carried out by APSIS, as of December 31, 2016, and in accordance to the section c) of the line II of the article 256 of the Law 6,404/76, the conclusion reached is that the value to be considered to the CETREL's net income is defined by fifteen times of the historical net income per share in the last two fiscal years, adjusted by inflation, equivalent to BRL 281,634 thousand (two hundred and eighty-one millions, six hundred and thirty four thousands *reais*).

The Appraisal Report AP-00120/17-01 was prepared in the form of a Digital Report (electronic document in PDF - Portable Document Format), with the digital certification of the technical officials, and printed by APSIS, composed of 18 (eighteen) pages typed on one side and 05 (five) attachments. APSIS, CREA/RJ 1982200620 and CORECON/RJ RF 02052, a company specialized in asset valuation, legally represented hereunder by its directors, makes itself available to provide any further clarifications that may be required.

9. CONVENIENCE TRANSLATION INTO ENGLISH

The accompanying appraisal report and its attachments have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, July 26th, 2017.

MARCIA APARECIDA DE LUCCA CALMON	MARINA RAGUCCI DA SILVA FREIRE	RODRIGO NIGRI ADELSON
Director (CRC/1SP-143169/O-4)	Projects	Projects

10. LIST OF ATTACHMENTS

1. DAC'S CASH FLOW
2. CETREL'S CASH FLOW
3. DAC'S SUPPORTING DOCUMENTS
4. CETREL'S SUPPORTING DOCUMENTS
5. GLOSSARY AND APSIS PROFILE

RIO DE JANEIRO - RJ
Rua da Assembleia, no. 35, 12th Floor
Centro, CEP 20011-001
Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851

SÃO PAULO - SP
Av. Angélica, no. 2.503, Conj. 101
Consolação, CEP 01227-200
Tel.: + 55 (11) 4550-2701

ATTACHMENT 1

OPERATIONAL ASSUMPTIONS - DAC

GROSS OPERATIONAL REVENUE (GOR) - DAC

The projection of DAC's operational revenue was based in the operational estimate provided by the company's administration and the analysis of the company's historical financial results. After the year of 2022, only the inflationary growth was considered over the revenue.

DAC's revenues are obtained through the service supply, such as:

- Production of demineralized, clarified and potable water;
- Management of the fire water reservoir of the Industrial Complex of Camaçari.

Based on the company's business plan these revenues were projected consolidated and are demonstrated in the graph below.



Gross Operational Revenue (GOR)
(BRL thousands)
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
170,375
178,904
194,215
212,087
231,605
252,918
276,193
301,609
329,365
359,675
392,774
428,919
468,390
511,494
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043
Total Revenue

DEDUCTIONS OF THE GROSS OPERATIONAL REVENUE - DAC

The projection of the deductions and taxes was based on the operational estimate provided by the company's administration and the analysis of the company's historical financial results.

The following rates were used in the projection:

- PIS/COFINS: 9.25% of the Gross Operational Revenue;
- ICMS: 9.42% of the Gross Operational Revenue.

COST OF SERVICES - DAC

DAC's cost of services is composed by: (I) wages and charges, (II) electric energy, (III) material treatment, (IV) other materials, (V) third-party services, (VI) maintenance, (VII) CITAM and (VIII) other operational costs. Its projections were based in the operational estimate provided by the company's administration and the analysis of the company's historical financial results. After the year of 2020, costs of services were considered as 43.9% of the Net Operational Revenue.

The graph below demonstrated DAC's cost of services during the projected period.


Cost of Services
(BRL Thousand)
250,000
200,000
150,000
100,000
50,000
0
58,426
64,406
69,346
75,728
82,697
90,307
98,618
107,693
117,603
128,426
140,244
153,150
167,244
182,634
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043
Other Materials
Electric Energy
Wages and charges
Material Treatment
Maintenance
Third party Services
Others Operational Costs
CITAM

OPERATIONAL EXPENSES - DAC

The projection of DAC's operational expenses was based on the operational estimate provided by the company's administration and the analysis of the company's historical financial results. In the first years of projections, operational expenses were estimated as 6.6% of the Net Operational Revenue; and after 2019 this percentage decreased to 6.2% of the Net Operational Revenue.

DAC'S operational expenses are composed by:

- Supervision expenses;
- TAC LE: Refers to the division of expenses from the indirect controlling shareholder, ***Odebrecht Ambiental***;
- CITAM: Refer to the expenses of provided services of the indirect controlling shareholder, ***Odebrecht Ambiental***, concerning the risk analysis and the division of expenses related to the Shared Service Center (***Centro de Serviços Compartilhados*** - CSC).

The graphic below demonstrated DAC's operational expenses during the projected period.


Operational Expenses
(BRL Thousand)
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
-
9,107
9,062
9,776
10,676
11,659
12,731
13,903
15,182
16,580
18,105
19,772
21,591
23,578
25,748
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043
Supevision Expenses
TAC LE
CITAM

INCOME TAXES AND SOCIAL CONTRIBUTION - DAC

The income taxes and social contribution on DAC's net profit were projected according to the national rate of "Real Profit" regime, i.e. 25% and 9% respectively. The tax calculation also considered a tax loss carryforward amounting of BRL 96.239 thousand and the application of the SUDENE's Tax Benefit, of which the company is a beneficiary due to the location of its industrial plant.

WORKING CAPITAL

The projection of the number of days was based on DAC's balance sheets and financial statements, concluded in December 31, 2016 and also on historical results and general information of the company.

ACCOUNTS RECEIVABLE	DAYS	SOURCE
Accounts Receivable	38	NOR
Inventory	13	COST OF SERVICES
Other Credits	0.6	GOR
Taxes Recoverable	1	GOR
ACCOUNTS PAYABLE	**DAYS**	**SOURCE**
Suppliers	23	COST OF SERVICES
Wages and Social Charges	8	COST OF SERVICES & SG&A
Income taxes and Social Contribution	26	DEDUCTIONS + TAXES
Other Accounts payable	3	COST OF SERVICES
Fiscal Obligations	32	DEDUCTIONS + TAXES

DEPRECIATION

A depreciation rate of 8.6% was considered for DAC's current fixed assets as well as its new investments.

INVESTIMENTS

A total investment of BRL 156,180 thousand was projected for on maintenance and expansion of the fixed assets throughout the projected period.

DISCOUNT RATE

The discount rate was calculated using the WACC (Weighted Average Cost of Capital) methodology, a model in which the cost of capital is determined by the weighted average of the economic value of capital structure components (equity and debt capital).

The parameters used on the calculation of the discount rate are demonstrated in more details in the Attachment 1B of this report. However, we highlight below the main sources of these parameters:

- Risk-free rate: It corresponds to the yield, on 12/31/2016, of the 20-year U.S. T-Bond (Federal Reserve); site http://www.treas.gov/offices/domestic-finance/debt-management/interest-rate/yield_historical.shtml.
- Beta d: equivalent to the sector average beta, researched through Bloomberg database; the data provided by Bloomberg considers levered betas of different companies considering their own capital structure. The beta is unlevered for each of the companies considered based on their capital structure, thus arriving at a raw beta. Finally, the beta is levered with the capital structure of the company being analyzed. This calculation is necessary to correct the distortion in the beta due to each of the company's capital structure.
- Risk Premium: Ibbotson 2016 (Spread between SP500 and 20-year U.S. T-Bond, confirmed in 2016 Ibbotson SBBI Valuation Yearbook: Appendix C, Table C-1. USA: Morningstar, 2016.
- Country risk: Portal Brasil (12/31/2016), website http://www.portalbrasil.net/indices_dolar.htm

- Risk-free rate: Corresponds to the yield, on 12/31/2016, of the 10-year U.S. T-Bond (Federal Reserve); site http://www.treas.gov/offices/domestic-finance/debt-management/interest-rate/yield_historical.shtml.
- A projected U.S. inflation of 2.0% per year was considered.
- A projected Brazilian inflation of 4.5% per year was considered.

Finally, with the parameters used in the calculation, we determined the nominal discount rate as 11.4% per year.

After discussions with the company's administration, it was determined by the experts that a size premium should not be considered to determine DAC's discount rate. This decision is based on the company's current operational context, which gives it a protective barrier to the entry of new competitors and also stable income in periods with instable economic results Therefore, it was determined that the discount rate without a size premium reflects in a proper way the perceived risk of the company.

NON OPERATIONAL ASSETS

In this appraisal, it was considered that the company does not have any non-operational assets.

CASH ANALYSIS

A net debt of BRL 173,359 thousand was considered in the valuation date, according to the company's administration.

NET DEBT (BRL thousand)	
Cash (+)	8,976
Negative tax balance (+)	803
Prepaid expenses (+)	309
Controlled and affiliated mutual (+)	37,410
Long term recoverable taxes (+)	978
Bank reserve accounts (+)	7,073
Prepaid Expenses (+)	94
Short term loans (-)	(960)
Short term debentures (-)	(8,480)
Long term loans (-)	(6,449)
Long term debentures (-)	(212,907)
Related parts (-)	(206)
TOTAL	**(173,359)**

DAC'S EQUITY VALUE

Summarizing the aforementioned items, detailed in the Attachment 1B, we calculated the following values:

Expected return rate	11.4%
Perpetuity growth rate	4.5%
DAC'S PROJECTED NET INCOME	
DISCOUNTED CASH FLOW	707,174
DISCOUNTED RESIDUAL VALUE	144,633
DAC'S OPERATIONAL VALUE (BRL thousand)	**851,807**
NET DEBT	(173,359)
DAC'S PROJECTED NET INCOME (BRL thousand)	**678,449**

DAC'S DATA (BRL thousand)	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
GROSS OPERATIONAL REVENUE (GOR)	170,375	172,461	178,904	189,183	194,215	202,954	212,087	221,631	231,605	242,027	252,918	264,299	276,193	288,622	301,609	315,182
(% growth GOR)	1.9%	1.2%	3.7%	5.7%	2.7%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Revenue with water services	170,375	172,461	178,904	189,183	194,215	202,954	212,087	221,631	231,605	242,027	252,918	264,299	276,193	288,622	301,609	315,182
TAX AND DEDUCTIONS	(31,903)	(32,343)	(33,478)	(35,523)	(36,317)	(37,951)	(39,659)	(41,444)	(43,309)	(45,257)	(47,294)	(49,422)	(51,646)	(53,970)	(56,399)	(58,937)
(% GOR)	-18.7%	-18.8%	-18.7%	-18.8%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%	-18.7%
PIS/COFINS	(15,760)	(15,953)	(16,549)	(17,499)	(17,965)	(18,773)	(19,618)	(20,501)	(21,423)	(22,387)	(23,395)	(24,448)	(25,548)	(26,697)	(27,899)	(29,154)
ICMS	(16,143)	(16,391)	(16,930)	(18,023)	(18,352)	(19,178)	(20,041)	(20,943)	(21,885)	(22,870)	(23,899)	(24,975)	(26,098)	(27,273)	(28,500)	(29,783)
NET OPERATIONAL REVENUE (NOR)	138,472	140,117	145,425	153,660	157,898	165,003	172,428	180,188	188,296	196,769	205,624	214,877	224,547	234,651	245,210	256,245
COST OF SERVICES	(58,426)	(61,493)	(64,406)	(67,485)	(69,346)	(72,467)	(75,728)	(79,136)	(82,697)	(86,418)	(90,307)	(94,371)	(98,618)	(103,055)	(107,693)	(112,539)
(% NOR)	-42.2%	-43.9%	-44.3%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%	-43.9%
Wages and Charges	(9,484)	(10,109)	(10,608)	(11,147)	(11,454)	(11,970)	(12,509)	(13,071)	(13,660)	(14,274)	(14,917)	(15,588)	(16,289)	(17,022)	(17,788)	(18,589)
(% NOR)	-6.8%	-7.2%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%	-7.3%
Electric Energy	(11,602)	(12,180)	(12,736)	(13,360)	(13,729)	(14,346)	(14,992)	(15,667)	(16,372)	(17,108)	(17,878)	(18,683)	(19,523)	(20,402)	(21,320)	(22,279)
(% NOR)	-8.4%	-8.7%	-8.8%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%	-8.7%
Treatment Material	(7,535)	(7,954)	(8,330)	(8,543)	(8,778)	(9,174)	(9,586)	(10,018)	(10,469)	(10,940)	(11,432)	(11,946)	(12,484)	(13,046)	(13,633)	(14,246)
(% NOR)	-5.4%	-5.7%	-5.7%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%	-5.6%
Other Materials	(16,935)	(17,734)	(18,543)	(19,452)	(19,988)	(20,887)	(21,827)	(22,810)	(23,836)	(24,909)	(26,029)	(27,201)	(28,425)	(29,704)	(31,041)	(32,437)
(% NOR)	-12.2%	-12.7%	-12.8%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%	-12.7%
Third-party Services	(5,004)	(5,211)	(5,513)	(5,850)	(6,011)	(6,282)	(6,565)	(6,860)	(7,169)	(7,491)	(7,828)	(8,181)	(8,549)	(8,933)	(9,335)	(9,756)
(% NOR)	-3.6%	-3.7%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%	-3.8%
Maintenance	(7,142)	(7,530)	(7,934)	(8,384)	(8,615)	(9,003)	(9,408)	(9,831)	(10,274)	(10,736)	(11,219)	(11,724)	(12,252)	(12,803)	(13,379)	(13,981)
(% NOR)	-5.2%	-5.4%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%	-5.5%
CITAM	(217)	(202)	(233)	(223)	(229)	(240)	(250)	(262)	(273)	(286)	(298)	(312)	(326)	(341)	(356)	(372)
(% NOR)	-0.2%	-0.1%	-0.2%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%	-0.1%
Other Operational Costs	(507)	(572)	(508)	(527)	(541)	(566)	(591)	(618)	(646)	(675)	(705)	(737)	(770)	(804)	(841)	(879)
(% NOR)	-0.4%	-0.4%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%
OPERATIONAL EXPENSES	(9,107)	(9,069)	(9,062)	(9,514)	(9,776)	(10,216)	(10,676)	(11,157)	(11,659)	(12,183)	(12,731)	(13,304)	(13,903)	(14,529)	(15,182)	(15,866)
(% NOR)	-6.6%	-6.5%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%	-6.2%
Supervision Expenses	(5,656)	(6,110)	(6,389)	(6,687)	(6,872)	(7,181)	(7,504)	(7,842)	(8,195)	(8,563)	(8,949)	(9,351)	(9,772)	(10,212)	(10,671)	(11,152)
(% NOR)	-4.1%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%	-4.4%
TAC LE	(3,116)	(2,606)	(2,298)	(2,428)	(2,495)	(2,607)	(2,724)	(2,847)	(2,975)	(3,109)	(3,249)	(3,395)	(3,548)	(3,707)	(3,874)	(4,049)
(% NOR)	-2.3%	-1.9%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%	-1.6%
CITAM	(335)	(353)	(375)	(399)	(410)	(428)	(448)	(468)	(489)	(511)	(534)	(558)	(583)	(609)	(637)	(665)
(% NOR)	-0.2%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%	-0.3%

DAC'S DATA (BRL thousand)	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043
GROSS OPERATIONAL REVENUE (GOR)	329,365	344,187	359,675	375,860	392,774	410,449	428,919	448,220	468,390	489,468	511,494
(% growth GOR)	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*
Revenue with water services	329,365	344,187	359,675	375,860	392,774	410,449	428,919	448,220	468,390	489,468	511,494
TAX AND DEDUCTIONS	(61,589)	(64,361)	(67,257)	(70,283)	(73,446)	(76,751)	(80,205)	(83,814)	(87,586)	(91,527)	(95,646)
(% GOR)	*-18.7%*	*-18.7%*	*-18.7%*	*-18.7%*	*-18.7%*	*-18.7%*	*-18.7%*	*-18.7%*	*-18.7%*	*-18.7%*	*-18.7%*
PIS/COFINS	(30,466)	(31,837)	(33,270)	(34,767)	(36,332)	(37,967)	(39,675)	(41,460)	(43,326)	(45,276)	(47,313)
ICMS	(31,123)	(32,523)	(33,987)	(35,516)	(37,115)	(38,785)	(40,530)	(42,354)	(44,260)	(46,252)	(48,333)
NET OPERATIONAL REVENUE (NOR)	267,776	279,826	292,418	305,577	319,328	333,698	348,714	364,406	380,804	397,940	415,848
COST OF SERVICES	(117,603)	(122,895)	(128,426)	(134,205)	(140,244)	(146,555)	(153,150)	(160,042)	(167,244)	(174,770)	(182,634)
(% NOR)	*-43.9%*	*-43.9%*	*-43.9%*	*-43.9%*	*-43.9%*	*-43.9%*	*-43.9%*	*-43.9%*	*-43.9%*	*-43.9%*	*-43.9%*
Wages and Charges	(19,425)	(20,300)	(21,213)	(22,168)	(23,165)	(24,208)	(25,297)	(26,435)	(27,625)	(28,868)	(30,167)
(% NOR)	*-7.3%*	*-7.3%*	*-7.3%*	*-7.3%*	*-7.3%*	*-7.3%*	*-7.3%*	*-7.3%*	*-7.3%*	*-7.3%*	*-7.3%*
Electric Energy	(23,282)	(24,330)	(25,424)	(26,569)	(27,764)	(29,014)	(30,319)	(31,684)	(33,109)	(34,599)	(36,156)
(% NOR)	*-8.7%*	*-8.7%*	*-8.7%*	*-8.7%*	*-8.7%*	*-8.7%*	*-8.7%*	*-8.7%*	*-8.7%*	*-8.7%*	*-8.7%*
Treatment Material	(14,887)	(15,557)	(16,257)	(16,989)	(17,753)	(18,552)	(19,387)	(20,260)	(21,171)	(22,124)	(23,119)
(% NOR)	*-5.6%*	*-5.6%*	*-5.6%*	*-5.6%*	*-5.6%*	*-5.6%*	*-5.6%*	*-5.6%*	*-5.6%*	*-5.6%*	*-5.6%*
Other Materials	(33,897)	(35,423)	(37,017)	(38,682)	(40,423)	(42,242)	(44,143)	(46,129)	(48,205)	(50,374)	(52,641)
(% NOR)	*-12.7%*	*-12.7%*	*-12.7%*	*-12.7%*	*-12.7%*	*-12.7%*	*-12.7%*	*-12.7%*	*-12.7%*	*-12.7%*	*-12.7%*
Third-party Services	(10,195)	(10,653)	(11,133)	(11,634)	(12,157)	(12,704)	(13,276)	(13,873)	(14,498)	(15,150)	(15,832)
(% NOR)	*-3.8%*	*-3.8%*	*-3.8%*	*-3.8%*	*-3.8%*	*-3.8%*	*-3.8%*	*-3.8%*	*-3.8%*	*-3.8%*	*-3.8%*
Maintenance	(14,610)	(15,268)	(15,955)	(16,673)	(17,423)	(18,207)	(19,026)	(19,882)	(20,777)	(21,712)	(22,689)
(% NOR)	*-5.5%*	*-5.5%*	*-5.5%*	*-5.5%*	*-5.5%*	*-5.5%*	*-5.5%*	*-5.5%*	*-5.5%*	*-5.5%*	*-5.5%*
CITAM	(389)	(406)	(424)	(444)	(464)	(484)	(506)	(529)	(553)	(578)	(604)
(% NOR)	*-0.1%*	*-0.1%*	*-0.1%*	*-0.1%*	*-0.1%*	*-0.1%*	*-0.1%*	*-0.1%*	*-0.1%*	*-0.1%*	*-0.1%*
Other Operational Costs	(918)	(959)	(1,003)	(1,048)	(1,095)	(1,144)	(1,196)	(1,249)	(1,306)	(1,364)	(1,426)
(% NOR)	*-0.3%*	*-0.3%*	*-0.3%*	*-0.3%*	*-0.3%*	*-0.3%*	*-0.3%*	*-0.3%*	*-0.3%*	*-0.3%*	*-0.3%*
OPERATIONAL EXPENSES	(16,580)	(17,326)	(18,105)	(18,920)	(19,772)	(20,661)	(21,591)	(22,563)	(23,578)	(24,639)	(25,748)
(% NOR)	*-6.2%*	*-6.2%*	*-6.2%*	*-6.2%*	*-6.2%*	*-6.2%*	*-6.2%*	*-6.2%*	*-6.2%*	*-6.2%*	*-6.2%*
Supervision Expenses	(11,653)	(12,178)	(12,726)	(13,298)	(13,897)	(14,522)	(15,176)	(15,859)	(16,572)	(17,318)	(18,097)
(% NOR)	*-4.4%*	*-4.4%*	*-4.4%*	*-4.4%*	*-4.4%*	*-4.4%*	*-4.4%*	*-4.4%*	*-4.4%*	*-4.4%*	*-4.4%*
TAC LE	(4,231)	(4,421)	(4,620)	(4,828)	(5,045)	(5,272)	(5,510)	(5,758)	(6,017)	(6,287)	(6,570)
(% NOR)	*-1.6%*	*-1.6%*	*-1.6%*	*-1.6%*	*-1.6%*	*-1.6%*	*-1.6%*	*-1.6%*	*-1.6%*	*-1.6%*	*-1.6%*
CITAM	(695)	(727)	(759)	(794)	(829)	(867)	(906)	(946)	(989)	(1,033)	(1,080)
(% NOR)	*-0.3%*	*-0.3%*	*-0.3%*	*-0.3%*	*-0.3%*	*-0.3%*	*-0.3%*	*-0.3%*	*-0.3%*	*-0.3%*	*-0.3%*

DAC'S FIXED ASSETS (BRL thousand)	Valuation Date 12/31/2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
MAINTENANCE INVESTMETS																	
EXPANSION INVESTMENTS		9,356	7,160	5,000	3,300	3,374	3,526	3,684	3,850	4,023	4,204	4,394	4,591	4,798	5,014	5,239	5,475
TOTAL INVESTMENTS (MAINTENANCE + EXPANSION)	-	9,356	7,160	5,000	3,300	3,374	3,526	3,684	3,850	4,023	4,204	4,394	4,591	4,798	5,014	5,239	5,475
INVESTMENT DEPRECIATION	-	401	1,109	1,631	1,987	2,273	2,569	2,878	3,201	3,539	3,891	4,260	4,645	4,374	4,151	4,132	4,285
FIXED ASSETS COST (ORIGINAL)	97,094	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275
RESIDUAL VALUE	127,272	182,126	168,381	154,635	140,890	127,144	113,398	99,653	85,907	72,161	58,416	44,670	30,924	17,179	3,433	-	-
ORIGINAL FIXED ASSETS DEPRECIATION	-	8,327	13,746	13,746	13,746	13,746	13,746	13,746	13,746	13,746	13,746	13,746	13,746	13,746	13,746	3,433	-
TOTAL DEPRECIATION	8,327	8,728	14,855	15,376	15,732	16,019	16,314	16,624	16,947	17,284	17,637	18,006	18,391	18,120	17,896	7,565	4,285

NEX FIXED ASSETS DEPRECIATION	12/31/2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
2017		401	802	802	802	802	802	802	802	802	802	802	802	128	-	-	-
2018		-	307	614	614	614	614	614	614	614	614	614	614	614	98	-	-
2019		-	-	214	429	429	429	429	429	429	429	429	429	429	429	69	-
2020		-	-	-	142	283	283	283	283	283	283	283	283	283	283	283	45
2021		-	-	-	-	145	289	289	289	289	289	289	289	289	289	289	289
2022		-	-	-	-	-	151	302	302	302	302	302	302	302	302	302	302
2023		-	-	-	-	-	-	158	316	316	316	316	316	316	316	316	316
2024		-	-	-	-	-	-	-	165	330	330	330	330	330	330	330	330
2025		-	-	-	-	-	-	-	-	173	345	345	345	345	345	345	345
2026		-	-	-	-	-	-	-	-	-	180	361	361	361	361	361	361
2027		-	-	-	-	-	-	-	-	-	-	188	377	377	377	377	377
2028		-	-	-	-	-	-	-	-	-	-	-	197	394	394	394	394
2029		-	-	-	-	-	-	-	-	-	-	-	-	206	411	411	411
2030		-	-	-	-	-	-	-	-	-	-	-	-	-	215	430	430
2031		-	-	-	-	-	-	-	-	-	-	-	-	-	-	225	449
2032		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	235
2033		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2034		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2035		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2036		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2037		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2038		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2039		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2040		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2041		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2042		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2043		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

DAC'S FIXED ASSETS (BRL thousand)	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043
MAINTENANCE INVESTMETS											
EXPANSION INVESTMENTS	5,722	5,979	6,248	6,529	6,823	7,130	7,451	7,786	8,137	8,503	8,885
TOTAL INVESTMENTS (MAINTENANCE + EXPANSION)	5,722	5,979	6,248	6,529	6,823	7,130	7,451	7,786	8,137	8,503	8,885
INVESTMENT DEPRECIATION	4,477	4,678	4,889	5,109	5,339	5,579	5,830	6,092	6,366	6,653	6,952
FIXED ASSETS COST (ORIGINAL)	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275	160,275
RESIDUAL VALUE	-	-	-	-	-	-	-	-	-	-	-
ORIGINAL FIXED ASSETS DEPRECIATION	-	-	-	-	-	-	-	-	-	-	-
TOTAL DEPRECIATION	4,477	4,678	4,889	5,109	5,339	5,579	5,830	6,092	6,366	6,653	6,952

NEX FIXED ASSETS DEPRECIATION	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043
2017	-	-	-	-	-	-	-	-	-	-	-
2018	-	-	-	-	-	-	-	-	-	-	-
2019	-	-	-	-	-	-	-	-	-	-	-
2020	-	-	-	-	-	-	-	-	-	-	-
2021	46	-	-	-	-	-	-	-	-	-	-
2022	302	48	-	-	-	-	-	-	-	-	-
2023	316	316	51	-	-	-	-	-	-	-	-
2024	330	330	330	53	-	-	-	-	-	-	-
2025	345	345	345	345	55	-	-	-	-	-	-
2026	361	361	361	361	361	58	-	-	-	-	-
2027	377	377	377	377	377	377	60	-	-	-	-
2028	394	394	394	394	394	394	394	63	-	-	-
2029	411	411	411	411	411	411	411	411	66	-	-
2030	430	430	430	430	430	430	430	430	430	69	-
2031	449	449	449	449	449	449	449	449	449	449	72
2032	470	470	470	470	470	470	470	470	470	470	470
2033	245	491	491	491	491	491	491	491	491	491	491
2034	-	256	513	513	513	513	513	513	513	513	513
2035	-	-	268	536	536	536	536	536	536	536	536
2036	-	-	-	280	560	560	560	560	560	560	560
2037	-	-	-	-	293	585	585	585	585	585	585
2038	-	-	-	-	-	306	611	611	611	611	611
2039	-	-	-	-	-	-	320	639	639	639	639
2040	-	-	-	-	-	-	-	334	668	668	668
2041	-	-	-	-	-	-	-	-	349	698	698
2042	-	-	-	-	-	-	-	-	-	365	729
2043	-	-	-	-	-	-	-	-	-	-	381

DAC'S WORKING CAPITAL (BRL thousand)	DEC 2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
ACCOUNTS RECEIVABLE	15,871	17,770	18,070	18,776	19,818	20,364	21,280	22,238	23,239	24,284
Accounts Receivable	13,082	14,758	14,933	15,499	16,377	16,828	17,586	18,377	19,204	20,068
Inventory	2,191	2,175	2,289	2,398	2,512	2,581	2,698	2,819	2,946	3,078
Other Credits	78	308	311	323	341	351	366	383	400	418
Taxes Recoverable	520	530	536	556	588	604	631	659	689	720
ACCOUNTS PAYABLE	11,486	11,093	11,320	11,805	12,505	13,405	14,211	14,858	15,534	16,772
Suppliers	3,402	3,707	3,902	4,087	4,282	4,400	4,598	4,805	5,022	5,248
Wages and Social Charges	1,259	1,475	1,541	1,605	1,682	1,728	1,806	1,887	1,972	2,061
Income taxes and Social Contribution	2,929	2,494	2,468	2,566	2,750	3,079	3,311	3,463	3,622	4,032
Other Accounts payable	413	450	473	496	519	534	558	583	609	636
Fiscal Obligations	3,484	2,967	2,936	3,052	3,272	3,663	3,938	4,119	4,309	4,796
WORKING CAPITAL	4,385	6,677	6,750	6,970	7,313	6,959	7,069	7,380	7,705	7,512
WORKING CAPITAL VARIATION		2,292	73	221	342	(354)	110	311	325	(193)

DAC'S WORKING CAPITAL (BRL thousand)	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
ACCOUNTS RECEIVABLE	25,377	26,519	27,713	28,960	30,263	31,625	33,048	34,535	36,089	37,713
Accounts Receivable	20,971	21,915	22,901	23,932	25,009	26,134	27,310	28,539	29,823	31,165
Inventory	3,217	3,362	3,513	3,671	3,836	4,009	4,189	4,378	4,575	4,781
Other Credits	437	457	477	499	521	544	569	595	621	649
Taxes Recoverable	752	786	821	858	897	937	980	1,024	1,070	1,118
ACCOUNTS PAYABLE	17,572	18,373	19,210	20,102	21,032	22,252	23,342	24,393	25,491	26,638
Suppliers	5,484	5,730	5,988	6,258	6,539	6,834	7,141	7,462	7,798	8,149
Wages and Social Charges	2,154	2,251	2,352	2,458	2,568	2,684	2,805	2,931	3,063	3,201
Income taxes and Social Contribution	4,233	4,429	4,633	4,854	5,084	5,437	5,723	5,980	6,249	6,531
Other Accounts payable	665	695	726	759	793	829	866	905	946	988
Fiscal Obligations	5,036	5,268	5,511	5,774	6,047	6,468	6,808	7,114	7,434	7,769
WORKING CAPITAL	7,805	8,146	8,502	8,858	9,231	9,373	9,705	10,142	10,598	11,075
WORKING CAPITAL VARIATION	293	341	356	356	373	142	333	437	456	477

DAC'S WORKING CAPITAL (BRL thousand)	2036	2037	2038	2039	2040	2041	2042	2043
ACCOUNTS RECEIVABLE	39,410	41,184	43,037	44,973	46,997	49,112	51,322	53,632
Accounts Receivable	32,568	34,033	35,565	37,165	38,838	40,585	42,412	44,320
Inventory	4,996	5,221	5,456	5,701	5,958	6,226	6,506	6,799
Other Credits	678	709	741	774	809	845	883	923
Taxes Recoverable	1,168	1,221	1,276	1,333	1,393	1,456	1,521	1,590
ACCOUNTS PAYABLE	27,836	29,089	30,398	31,766	33,196	34,690	36,251	37,882
Suppliers	8,516	8,899	9,300	9,718	10,155	10,612	11,090	11,589
Wages and Social Charges	3,345	3,495	3,653	3,817	3,989	4,168	4,356	4,552
Income taxes and Social Contribution	6,825	7,132	7,453	7,788	8,139	8,505	8,888	9,288
Other Accounts payable	1,033	1,079	1,128	1,179	1,232	1,287	1,345	1,405
Fiscal Obligations	8,118	8,484	8,865	9,264	9,681	10,117	10,572	11,048
WORKING CAPITAL	11,574	12,094	12,639	13,207	13,802	14,423	15,072	15,750
WORKING CAPITAL VARIATION	498	521	544	569	594	621	649	678

DAC'S CASH FLOW (BRL thousand)	2014	2015	DEC 2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
(% growth)					*1.2%*	*3.7%*	*5.7%*	*2.7%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*
GROSS OPERATIONAL REVENUE (GOR)	113,155	143,291	167,213	170,375	172,461	178,904	189,183	194,215	202,954	212,087	221,631	231,605
DEDUCTIONS/TAXES (-)	(17,043)	(32,708)	(43,975)	(31,903)	(32,343)	(33,478)	(35,523)	(36,317)	(37,951)	(39,659)	(41,444)	(43,309)
NET OPERATIONAL REVENUE (NOR)	96,112	110,583	123,238	138,472	140,117	145,425	153,660	157,898	165,003	172,428	180,188	188,296
COST OF SERVICES (-)	(44,945)	(48,163)	(53,608)	(58,426)	(61,493)	(64,406)	(67,485)	(69,346)	(72,467)	(75,728)	(79,136)	(82,697)
GROSS INCOME (=)	51,167	62,420	69,631	80,045	78,624	81,019	86,175	88,551	92,536	96,700	101,052	105,599
Gross Margin (GI/NOR)	*53.2%*	*56.4%*	*56.5%*	*57.8%*	*56.1%*	*55.7%*	*56.1%*	*56.1%*	*56.1%*	*56.1%*	*56.1%*	*56.1%*
OPERATIONAL EXPENSES (-)	(6,330)	(5,645)	(4,037)	(9,107)	(9,069)	(9,062)	(9,514)	(9,776)	(10,216)	(10,676)	(11,157)	(11,659)
EBITDA (=)	44,837	56,775	65,594	70,938	69,555	71,957	76,661	78,775	82,320	86,024	89,895	93,941
Ebitda Margin (Ebitda/NOR)	*46.7%*	*51.3%*	*53.2%*	*51.2%*	*49.6%*	*49.5%*	*49.9%*	*49.9%*	*49.9%*	*49.9%*	*49.9%*	*49.9%*
DEPRECIATION/AMORTIZATION (-)	(6,099)	(6,087)	(8,350)	(8,728)	(14,855)	(15,376)	(15,732)	(16,019)	(16,314)	(16,624)	(16,947)	(17,284)
GOODWILL AMORTIZATION (-)				(43,505)	(43,505)	(43,505)	(43,505)	(10,876)	-	-	-	-
EBIT (=)	38,738	50,688	57,243	18,705	11,195	13,075	17,423	51,880	66,005	69,401	72,949	76,656
INCOME TAXES/SOCIAL CONTRIBUTION (-)	(10,738)	(6,835)	(12,306)	(1,991)	(1,195)	(1,390)	(1,854)	(5,532)	(7,040)	(7,403)	(7,781)	(11,480)
Effective ITSC rate (ITSC/EBIT)	*-27.7%*	*-13.5%*	*-21.5%*	*-10.6%*	*-10.7%*	*-10.6%*	*-10.6%*	*-10.7%*	*-10.7%*	*-10.7%*	*-10.7%*	*-15.0%*
NET INCOME (=)	28,000	43,853	44,938	16,714	10,000	11,685	15,569	46,348	58,965	61,998	65,167	65,176
Net Margin (NI/NOR)	*29.1%*	*39.7%*	*36.5%*	*12.1%*	*7.1%*	*8.0%*	*10.1%*	*29.4%*	*35.7%*	*36.0%*	*36.2%*	*34.6%*

DAC'S CASH FLOW (BRL thousand)	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
(% growth)	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*
GROSS OPERATIONAL REVENUE (GOR)	242,027	252,918	264,299	276,193	288,622	301,609	315,182	329,365	344,187	359,675	375,860	392,774
DEDUCTIONS/TAXES (-)	(45,257)	(47,294)	(49,422)	(51,646)	(53,970)	(56,399)	(58,937)	(61,589)	(64,361)	(67,257)	(70,283)	(73,446)
NET OPERATIONAL REVENUE (NOR)	196,769	205,624	214,877	224,547	234,651	245,210	256,245	267,776	279,826	292,418	305,577	319,328
COST OF SERVICES (-)	(86,418)	(90,307)	(94,371)	(98,618)	(103,055)	(107,693)	(112,539)	(117,603)	(122,895)	(128,426)	(134,205)	(140,244)
GROSS INCOME (=)	110,351	115,317	120,506	125,929	131,596	137,518	143,706	150,173	156,930	163,992	171,372	179,084
Gross Margin (GI/NOR)	*56.1%*	*56.1%*	*56.1%*	*56.1%*	*56.1%*	*56.1%*	*56.1%*	*56.1%*	*56.1%*	*56.1%*	*56.1%*	*56.1%*
OPERATIONAL EXPENSES (-)	(12,183)	(12,731)	(13,304)	(13,903)	(14,529)	(15,182)	(15,866)	(16,580)	(17,326)	(18,105)	(18,920)	(19,772)
EBITDA (=)	98,168	102,586	107,202	112,026	117,067	122,335	127,840	133,593	139,605	145,887	152,452	159,312
Ebitda Margin (Ebitda/NOR)	*49.9%*	*49.9%*	*49.9%*	*49.9%*	*49.9%*	*49.9%*	*49.9%*	*49.9%*	*49.9%*	*49.9%*	*49.9%*	*49.9%*
DEPRECIATION/AMORTIZATION (-)	(17,637)	(18,006)	(18,391)	(18,120)	(17,896)	(7,565)	(4,285)	(4,477)	(4,678)	(4,889)	(5,109)	(5,339)
GOODWILL AMORTIZATION (-)	-	-	-	-	-	-	-	-	-	-	-	-
EBIT (=)	80,531	84,580	88,811	93,906	99,171	114,770	123,555	129,116	134,927	140,998	147,343	153,974
INCOME TAXES/SOCIAL CONTRIBUTION (-)	(12,275)	(12,892)	(13,538)	(14,315)	(15,118)	(17,496)	(18,836)	(19,684)	(20,570)	(21,496)	(22,464)	(23,475)
Effective ITSC rate (ITSC/EBIT)	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*
NET INCOME (=)	68,256	71,687	75,273	79,592	84,053	97,274	104,719	109,432	114,356	119,502	124,879	130,499
Net Margin (NI/NOR)	*34.7%*	*34.9%*	*35.0%*	*35.4%*	*35.8%*	*39.7%*	*40.9%*	*40.9%*	*40.9%*	*40.9%*	*40.9%*	*40.9%*

DAC'S CASH FLOW (BRL thousand)	2038	2039	2040	2041	2042	2043
(% growth)	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*	*4.5%*
GROSS OPERATIONAL REVENUE (GOR)	**410,449**	**428,919**	**448,220**	**468,390**	**489,468**	**511,494**
DEDUCTIONS/TAXES (-)	(76,751)	(80,205)	(83,814)	(87,586)	(91,527)	(95,646)
NET OPERATIONAL REVENUE (NOR)	**333,698**	**348,714**	**364,406**	**380,804**	**397,940**	**415,848**
COST OF SERVICES (-)	(146,555)	(153,150)	(160,042)	(167,244)	(174,770)	(182,634)
GROSS INCOME (=)	**187,142**	**195,564**	**204,364**	**213,561**	**223,171**	**233,214**
Gross Margin (GI/NOR)	*56.1%*	*56.1%*	*56.1%*	*56.1%*	*56.1%*	*56.1%*
OPERATIONAL EXPENSES (-)	(20,661)	(21,591)	(22,563)	(23,578)	(24,639)	(25,748)
EBITDA (=)	**166,481**	**173,973**	**181,802**	**189,983**	**198,532**	**207,466**
Ebitda Margin (Ebitda/NOR)	*49.9%*	*49.9%*	*49.9%*	*49.9%*	*49.9%*	*49.9%*
DEPRECIATION/AMORTIZATION (-)	(5,579)	(5,830)	(6,092)	(6,366)	(6,653)	(6,952)
GOODWILL AMORTIZATION (-)	-	-	-	-	-	-
EBIT (=)	**160,902**	**168,143**	**175,709**	**183,616**	**191,879**	**200,514**
INCOME TAXES/SOCIAL CONTRIBUTION (-)	(24,532)	(25,636)	(26,790)	(27,995)	(29,256)	(30,572)
Effective ITSC rate (ITSC/EBIT)	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*	*-15.2%*
NET INCOME (=)	**136,371**	**142,507**	**148,920**	**155,621**	**162,624**	**169,941**
Net Margin (NI/NOR)	*40.9%*	*40.9%*	*40.9%*	*40.9%*	*40.9%*	*40.9%*

CAPITAL STRUCTURE	
EQUITY	55%
DEBT	45%
EQUITY + DEBT	100%
PROJECTED AMERICAN INFLATION	2.0%
PROJECTED BRAZILIAN INFLATION	4.5%
COST OF CAPITAL	
RISK FREE RATE (Rf)	2.8%
BETA (unlevered)	0.46
BETA (levered)	0.79
PREMIUM RISK (Rm - Rf)	6.0%
BRAZIL RISK	3.3%
Re Nominal in US$ (=)	**10.8%**
Re Nominal in BRL (=)	**13.5%**
COST OF DEBT	
RISK FREE RATE (Rf*)	2.5%
SPECIFIC RISK (ALFA)	4.6%
BRAZIL RISK	3.3%
Rd Nominal in BRL (=)	**10.3%**
Rd Nominal with Tax Benefit (=)	**8.8%**
WACC	
COST OF CAPITAL	13.5%
COST OF DEBT	8.8%
DISCOUN RATE IN BRL (=)	**11.4%**

Expected return rate	11.4%
Perpetuity growth rate	4.5%
DAC'S PROJECTED NET INCOME	
DISCOUNTED CASH FLOW	707,174
DISCOUNTED RESIDUAL VALUE	144,633
DAC'S OPERATIONAL VALUE (BRL thousand)	**851,807**
NET DEBT	(173,359)
DAC'S PROJECTED NET INCOME (BRL thousand)	**678,449**

ATTACHMENT 2

OPERATIONAL ASSUMPTIONS - CETREL

GROSS OPERATIONAL REVENUE (GOR) - CETREL

The projection of CETREL's operational revenue was based on the operational estimate provided by the company's administration and the analysis of the company's historical financial results. After the year of 2022, only the inflationary growth was considered over the revenue.

CETREL's revenues are obtained through the service supply, such as:

- Treatment of effluents;
- Monitoring and management of water resources;
- Total waste management;
- Industrial landfills;
- Temporary storage of waste.

Based on the company's business plan these revenues were projected consolidated and are demonstrated in the graph below.


Gross operational revenue (GOR)
300,000
250,000
200,000
150,000
100,000
50,000
0
(BRL Thousand)
151,230
156,294
163,901
171,891
176,320
184,803
193,341
202,606
212,772
223,448
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
Total Revenue

DEDUCTIONS OF THE GROSS OPERATIONAL REVENUE - CETREL

The projection of the deductions and taxes was based on the operational estimate provided by the company's administration and the analysis of the company's historical financial results.

The following rated were used in the projection:

- PIS/COFINS: 9.3% of the Gross Operational Revenue;
- ICMS: 3% of the Gross Operational Revenue.

COST OF SERVICES - CETREL

The projection of the cost of services was based on the operational estimate provided by the company's administration and the analysis of the company's historical financial results.

CETREL's cost of services is composed by:

- Wages and charges;
- Electric energy;
- Material treatment;
- Other materials: Composed by expenses with fuel, maintenance and lab material;
- Third-party services: Refers to vigilance services, lab, consultancy, transportation and treatment of wastes, vehicle location, cleaning services, among others;
- Maintenance;
- CITAM: Refer to the expenses of provided services of the indirect controlling shareholder, *Odebrecht Ambiental*, concerned to the risk analysis and division of expenses related to the Shared Service Center (*Centro de Serviços Compartilhados - CSC*);
- PLR - Operational;
- Other operational costs: Refer to taxes, insurance, hotel expenses and PIS and COFINS credit, among others.

In The first years of projection costs were projected as 53.1% of the Net Operational Revenue. After 2021 this percentage increased to 53.31% of the Net Operational Revenue. This margin decrease is mainly due to the expectation of an increase in the cost of electricity and the growth in other operating costs.

The graph below demonstrates CETREL's cost of services during the projected period.


Cost of Services
(BRL Thousands)
150,000
120,000
90,000
60,000
30,000
0
47.0%
46.5%
46.0%
45.5%
45.0%
46.9%
46.7%
70,362
73,005
76,564
80,325
82,409
86,374
90,365
94,695
99,446
104,436
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
Cost of Services
Gross Margin
DRAFT

OPERATIONAL EXPENSES - CETREL

The projection of the cost of services was based on the operational estimate provided by the company's administration and the analysis of the company's historical financial results. In The first years of projection it was considered a percentage of 6,8% of the Net Operational Revenue. After 2019 this percentage increased to 7% of the Net Operational Revenue.

CETREL's operational expenses is composed by:

- General and administrative expenses;
- TAC LE e *Response* DUN/DR/DI: Refer to the division of expenses of the indirect controlling shareholder, *Odebrecht Ambiental*;
- CITAM: Refer to the expenses of provided services of the indirect controlling shareholder, *Odebrecht Ambiental*, concerned to the risk analysis and the division of expenses related to the Shared Service Center (*Centro de Serviços Compartilhados - CSC*);

- Other revenues/expenses operational *intercompany*: Refers to expenses of the location contract of the incinerator's lease contract and the Cetrel-Lumina blend plant (other company in the *Odebrecht Ambiental* Group);
- Other operational revenues;
- Profit Share Program.

The graph below demonstrated CETREL's operational expenses during the projected period.



Operational Expenses
(BRL Thousands)
20,000
15,000
10,000
5,000
0
40.8%
40.3%
39.8%
39.3%
38.8%
38.3%
37.8%
37.3%
36.8%
36.3%
35.8%
40.1%
39.6%
39.7%
39.7%
39.7%
39.7%
39.7%
39.7%
39.7%
39.7%
9,070
9,785
10,097
10,565
10,867
11,389
11,916
12,487
13,113
13,771
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
Operational Expenses
EBITDA Margin

INCOME TAXES AND SOCIAL CONTRIBUTION - CETREL

The income taxes and social contribution were projected according to the national rate of "Real Profit" regime, i.e. 25% and 9% respectively. Additionally, the tax projections considered a tax loss carryforward of BRL 91,101 thousand and the application of the SUDENE's Tax Benefit, which allows the company to reduce 75% of the total of income taxes of the company. CETREL is a beneficiary due to the location of its industrial plant.

WORKING CAPITAL

The projection of the number of days was based on CETREL's balance sheets and financial statements, concluded in December 31, 2016 and also on historical results and general information of the company.

ACCOUNTS RECEIVABLE	DAYS	SOURCE
Accounts Receivable	99	NOR
Inventory	27	COST OF SERVICES
Recoverabel Taxes	149	DEDUCIONS + TAXES
ACCOUNTS PAYABLE	**DAYS**	**SOURCE**
Suppliers	13	COST OF SERVICES
Wages and Social Charges	29	COST OF SERVICES & SG&A
Payable Taxes and Contributions	61	DEDUCIONS + TAXES
Other Accounts Payable	8	COST OF SERVICES

DEPRECIATION

A depreciation rate of 5.9% was considered for CETREL's current fixed assets on the valuation date as well as its new investments.

INVESTIMENTS

A total investment of BRL 108,109 thousand was projected for maintenance and expansion of the fixed assets throughout the projected period.

DISCOUNT RATE

The discount rate was calculated using the WACC (Weighted Average Cost of Capital) methodology, a model in which the cost of capital is determined by the weighted average of the economic value of capital structure components (equity and debt capital).

The parameters used on the calculation of the discount rate are demonstrated in more details in the Attachment 2B of this report. However, we highlight below the main sources of these parameters.

- Risk-free rate: It corresponds to the yield, on 12/31/2016, of the 20-year U.S. T-Bond (Federal Reserve); site http://www.treas.gov/offices/domestic-finance/debt-management/interest-rate/yield_historical.shtml.
- Beta d: equivalent to the sector average beta, researched through Bloomberg database; the data provided by Bloomberg considers levered betas of different companies considering their own capital structure. The beta is unlevered for each of the companies considered based on their capital structure, thus arriving at a raw beta. Finally, the beta is levered with the capital structure of the company being analyzed. This calculation is necessary to correct the distortion in the beta due to each of the company's capital structure.
- Risk Premium: Ibbotson 2016 (Spread between SP500 and 20-year U.S. T-Bond, confirmed in 2016 Ibbotson SBBI Valuation Yearbook: Appendix C, Table C-1. USA: Morningstar, 2016.
- Country risk: Portal Brasil (12/31/2016), website http://www.portalbrasil.net/indices_dolar.htm

- Risk-free rate: It corresponds to the yield, on 12/31/2016, of the 10-year U.S. T-Bond (Federal Reserve); site http://www.treas.gov/offices/domestic-finance/debt-management/interest-rate/yield_historical.shtml.
- A projected U.S. inflation of 2.0% per year was considered.
- A projected Brazilian inflation of 4.5% per year was considered.

Finally, with the parameters used in the calculation, we determined the nominal discount rate as of 12.1% per year.

After discussions with the company's administration, it was determined by the experts that a size premium should not be considered to determine DAC's discount rate. This decision is based on the company's current operational context, which gives it a protective barrier to the entry of new competitors and also stable income in periods with instable economic results Therefore, it was determined that the discount rate without a size premium reflects in a proper way the perceived risk of the company.

OPERATIONAL VALUE CALCULATION

The operational value of the company was calculated according to its projected operational cash flow and the residual value considered after that (taking into consideration a growth rate at the perpetuity of 4.5%).

OTHER ASSETS - INCINERATION PLANT

In addition to its main activities, CETREL also has investment in an incineration plan, with book value of BRL 1,743 thousand, as shown in the following table.

PRE OPERATIONAL ASSET (BRL thousand)	
Other investments - Incineration Plant (+)	1,743
TOTAL	1,743

Based on discussions with the company's administration, it was concluded that this asset's market value isn't expected to be worth much more than its book value, due to the fact that it is a pre-operational company that have no relevant contracts and small operating margins. Therefore, the book value was considered in this report.

DEBT ANALYSIS

A net debt of BRL 152,988 thousand was calculated, in the valuation date, according to the company's balance sheet.

NET DEBT (BRL thousand)	
Cash (+)	966
Outher receivable accounts (+)	123
Prepaid expenses (+)	527
Bank reserve accounts (+)	5,249
Judicial deposits (+)	10,890
Prepaid Expenses (+)	70
Short term loans (-)	(5,417)
Short term debentures (-)	(13,091)
Dividends (-)	(4,735)
Long term loans (-)	(6,760)
Long term debentures (-)	(96,097)
Provisão para contingências (-)	(6,968)
Related parts (-)	(37,745)
TOTAL	(152,988)

CETREL'S EQUITY VALUE

Summarizing the aforementioned items, detailed in the report, we calculated the following values:

Expected return rate	12.1%
Perpetuity growth rate	4.5%
CETREL'S PROJECTED NET INCOME	
DISCOUNTED CASH FLOW	272,328
DISCOUNTED RESIDUAL VALUE	241,034
CETREL'S OPERATIONAL VALUE (BRL thousand)	**513,362**
NET DEBT	(152,988)
INCINERATION PLANT	1,743
PARTICIPATION IN DAC (100%)	678,449
CETREL'S PROJECTED NET INCOME (BRL thousand)	**1,040,566**

CETREL'S DATA BRL (thousand)	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
GROSS OPERATIONAL REVENUE (GOR)	**151,230**	**156,294**	**163,901**	**171,891**	**176,320**	**184,803**	**193,341**	**202,606**	**212,772**	**223,448**
(% growth GOR)	*-5.3%*	*3.3%*	*4.9%*	*4.9%*	*2.6%*	*4.8%*	*4.6%*	*4.8%*	*5.0%*	*5.0%*
Revenue with services	151,230	156,294	163,901	171,891	176,320	184,803	193,341	202,606	212,772	223,448
TAX AND DEDUCTIONS	**(18,606)**	**(19,272)**	**(20,265)**	**(21,260)**	**(21,736)**	**(22,782)**	**(23,834)**	**(24,976)**	**(26,229)**	**(27,545)**
(% GOR)	*-12.3%*	*-12.3%*	*-12.4%*	*-12.4%*	*-12.3%*	*-12.3%*	*-12.3%*	*-12.3%*	*-12.3%*	*-12.3%*
PIS/COFINS	(13,989)	(14,457)	(15,161)	(15,900)	(16,310)	(17,094)	(17,884)	(18,741)	(19,681)	(20,669)
ISS	(4,617)	(4,815)	(5,104)	(5,361)	(5,426)	(5,687)	(5,950)	(6,235)	(6,548)	(6,876)
NET OPERATIONAL REVENUE (NOR)	**132,624**	**137,022**	**143,636**	**150,631**	**154,584**	**162,022**	**169,507**	**177,630**	**186,542**	**195,902**
COST OF SERVICES	**(70,362)**	**(73,005)**	**(76,564)**	**(80,325)**	**(82,409)**	**(86,374)**	**(90,365)**	**(94,695)**	**(99,446)**	**(104,436)**
(% NOR)	*-53.1%*	*-53.28%*	*-53.30%*	*-53.33%*	*-53.31%*	*-53.31%*	*-53.31%*	*-53.31%*	*-53.31%*	*-53.31%*
Wages and Charges	(24,278)	(24,815)	(26,139)	(27,390)	(28,039)	(29,388)	(30,746)	(32,219)	(33,836)	(35,534)
(% NOR)	*-18.3%*	*-18.1%*	*-18.2%*	*-18.2%*	*-18.1%*	*-18.1%*	*-18.1%*	*-18.1%*	*-18.1%*	*-18.1%*
Electric Energy	(12,849)	(14,027)	(15,108)	(15,821)	(16,236)	(17,017)	(17,803)	(18,657)	(19,593)	(20,576)
(% NOR)	*-9.7%*	*-10.2%*	*-10.5%*	*-10.5%*	*-10.5%*	*-10.5%*	*-10.5%*	*-10.5%*	*-10.5%*	*-10.5%*
Treatment Material	(139)	(135)	(135)	(132)	(136)	(142)	(149)	(156)	(164)	(172)
(% NOR)	*-0.1%*	*-0.1%*	*-0.1%*	*-0.1%*	*-0.1%*	*-0.1%*	*-0.1%*	*-0.1%*	*-0.1%*	*-0.1%*
Other Materials	(5,635)	(5,937)	(6,202)	(6,457)	(6,627)	(6,946)	(7,267)	(7,615)	(7,997)	(8,398)
(% NOR)	*-4.2%*	*-4.3%*	*-4.3%*	*-4.3%*	*-4.3%*	*-4.3%*	*-4.3%*	*-4.3%*	*-4.3%*	*-4.3%*
Third-party Services	(13,260)	(12,970)	(13,084)	(13,835)	(14,198)	(14,881)	(15,569)	(16,315)	(17,133)	(17,993)
(% NOR)	*-10.0%*	*-9.5%*	*-9.1%*	*-9.2%*	*-9.2%*	*-9.2%*	*-9.2%*	*-9.2%*	*-9.2%*	*-9.2%*
Maintenance	(9,126)	(9,744)	(10,221)	(10,739)	(11,021)	(11,551)	(12,085)	(12,664)	(13,299)	(13,966)
(% NOR)	*-6.9%*	*-7.1%*	*-7.1%*	*-7.1%*	*-7.1%*	*-7.1%*	*-7.1%*	*-7.1%*	*-7.1%*	*-7.1%*

CETREL'S DATA BRL (thousand)	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
CITAM	(496)	(486)	(530)	(534)	(548)	(575)	(601)	(630)	(661)	(695)
(% NOR)	*-0.4%*	*-0.4%*	*-0.4%*	*-0.4%*	*-0.4%*	*-0.4%*	*-0.4%*	*-0.4%*	*-0.4%*	*-0.4%*
PLR - Operational	(2,006)	(2,101)	(2,199)	(2,308)	(2,415)	(2,531)	(2,648)	(2,775)	(2,914)	(3,060)
(% NOR)	*-1.5%*	*-1.5%*	*-1.5%*	*-1.5%*	*-1.6%*	*-1.6%*	*-1.6%*	*-1.6%*	*-1.6%*	*-1.6%*
Other Operational Costs	(2,571)	(2,789)	(2,947)	(3,108)	(3,190)	(3,343)	(3,498)	(3,665)	(3,849)	(4,042)
(% NOR)	*-1.9%*	*-2.0%*	*-2.1%*	*-2.1%*	*-2.1%*	*-2.1%*	*-2.1%*	*-2.1%*	*-2.1%*	*-2.1%*
OPERATIONAL EXPENSES	**(9,070)**	**(9,785)**	**(10,097)**	**(10,565)**	**(10,867)**	**(11,389)**	**(11,916)**	**(12,487)**	**(13,113)**	**(13,771)**
(% NOR)	*-6.8%*	*-7.1%*	*-7.0%*	*-7.0%*	*-7.0%*	*-7.0%*	*-7.0%*	*-7.0%*	*-7.0%*	*-7.0%*
General and administrative	(7,776)	(8,473)	(8,867)	(9,289)	(9,532)	(9,991)	(10,453)	(10,953)	(11,503)	(12,080)
(% NOR)	*-5.9%*	*-6.2%*	*-6.2%*	*-6.2%*	*-6.2%*	*-6.2%*	*-6.2%*	*-6.2%*	*-6.2%*	*-6.2%*
TAC LE and transference DUN/DR/DI	(1,032)	(1,084)	(1,149)	(1,221)	(1,253)	(1,313)	(1,374)	(1,440)	(1,512)	(1,588)
(% NOR)	*-0.8%*	*-0.8%*	*-0.8%*	*-0.8%*	*-0.8%*	*-0.8%*	*-0.8%*	*-0.8%*	*-0.8%*	*-0.8%*
CITAM	(496)	(486)	(530)	(534)	(548)	(575)	(601)	(630)	(661)	(695)
(% ROL)	*-0.4%*	*-0.4%*	*-0.4%*	*-0.4%*	*-0.4%*	*-0.4%*	*-0.4%*	*-0.4%*	*-0.4%*	*-0.4%*
Other Operational Revenues/Expenses Intercompany	1,461	1,539	1,614	1,695	1,740	1,823	1,908	1,999	2,099	2,205
(% ROL)	*1.1%*	*1.1%*	*1.1%*	*1.1%*	*1.1%*	*1.1%*	*1.1%*	*1.1%*	*1.1%*	*1.1%*
Other Operational Revenues	1	1	1	1	1	1	1	1	1	1
(% ROL)	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*
PLR	(1,227)	(1,281)	(1,166)	(1,217)	(1,274)	(1,335)	(1,397)	(1,464)	(1,537)	(1,614)
(% ROL)	*-0.9%*	*-0.9%*	*-0.8%*	*-0.8%*	*-0.8%*	*-0.8%*	*-0.8%*	*-0.8%*	*-0.8%*	*-0.8%*

CETREL'S FIXED ASSETS BRL (thousand)	Valuation date 12/31/2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
MAINTENANCE INVESTMETS											
EXPANSION INVESTMENTS		10,887	9,361	9,678	9,938	10,160	10,617	11,095	11,595	12,116	12,662
TOTAL INVESTMENTS (MAINTENANCE + EXPANSION)	-	10,887	9,361	9,678	9,938	10,160	10,617	11,095	11,595	12,116	12,662
INVESTMENT DEPRECIATION	-	314	899	1,449	2,016	2,596	3,197	3,824	4,479	5,164	5,880
FIXED ASSETS COST (ORIGINAL)	463,789	474,518	470,018	470,018	470,018	470,018	470,018	470,018	470,018	470,018	470,018
RESIDUAL VALUE	174,046	157,363	125,710	98,558	71,405	44,253	17,100	-	-	-	-
ORIGINAL FIXED ASSETS DEPRECIATION	-	27,412	27,152	27,152	27,152	27,152	27,152	17,100	-	-	-
FIXED ASSETS ALIENATION	-	-	4,500	-	-	-					
TOTAL DEPRECIATION	26,793	27,727	28,052	28,602	29,168	29,749	30,349	20,924	4,479	5,164	5,880

NEX FIXED ASSETS DEPRECIATION	12/31/2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
2017		314	629	629	629	629	629	629	629	629	629
2018		-	270	541	541	541	541	541	541	541	541
2019		-	-	280	559	559	559	559	559	559	559
2020		-	-	-	287	574	574	574	574	574	574
2021		-	-	-	-	293	587	587	587	587	587
2022		-	-	-	-	-	307	613	613	613	613
2023		-	-	-	-	-	-	320	641	641	641
2024		-	-	-	-	-	-	-	335	670	670
2025		-	-	-	-	-	-	-	-	350	700
2026		-	-	-	-	-	-	-	-	-	366

CETREL'S WORKING CAPITAL BRL (thousand)	2014	2015	DEC 2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
ACCOUNTS RECEIVABLE	47,142	60,267	50,490	50,572	52,311	55,293	58,395	59,898	62,820	67,092	71,622	75,184	78,925
Accounts Receivable	33,975	45,351	36,435	36,435	37,643	39,461	41,382	42,468	44,512	46,568	48,799	51,248	53,819
Inventory	4,564	5,575	4,310	5,206	5,402	5,665	5,943	6,097	6,391	6,686	7,006	7,358	7,727
Recoverabel Taxes	8,603	9,341	9,745	8,931	9,266	10,167	11,070	11,332	11,917	13,838	15,816	16,578	17,379
ACCOUNTS PAYABLE	23,264	22,926	13,341	14,096	14,655	15,532	16,450	16,869	17,696	19,048	20,473	21,488	22,554
Suppliers	11,912	8,062	2,618	2,616	2,714	2,846	2,986	3,064	3,211	3,360	3,521	3,697	3,883
Wages and Social Charges	7,822	7,361	7,327	6,343	6,611	6,920	7,258	7,448	7,807	8,167	8,559	8,988	9,439
Payable taxes and contributions	3,507	5,740	1,969	3,481	3,612	3,963	4,314	4,417	4,645	5,394	6,164	6,461	6,773
Other Accounts payable	23	1,763	1,427	1,657	1,719	1,803	1,891	1,940	2,034	2,128	2,229	2,341	2,459
WORKING CAPITAL	23,878	37,341	37,149	36,476	37,656	39,761	41,945	43,029	45,123	48,045	51,149	53,696	56,371
WORKING CAPITAL VARIATION				(673)	1,180	2,105	2,185	1,083	2,095	2,921	3,104	2,547	2,675

CETREL'S CASHFLOW BRL (thousand)	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
(% crescimento)	*-5.3%*	*3.3%*	*4.9%*	*4.9%*	*2.6%*	*4.8%*	*4.6%*	*4.8%*	*5.0%*	*5.0%*
GROSS OPERATIONAL REVENUE (GOR)	151,230	156,294	163,901	171,891	176,320	184,803	193,341	202,606	212,772	223,448
DEDUCTIONS/TAXES (-)	(18,606)	(19,272)	(20,265)	(21,260)	(21,736)	(22,782)	(23,834)	(24,976)	(26,229)	(27,545)
NET OPERATIONAL REVENUE (NOR)	132,624	137,022	143,636	150,631	154,584	162,022	169,507	177,630	186,542	195,902
COST OF SERVICES (-)	(70,362)	(73,005)	(76,564)	(80,325)	(82,409)	(86,374)	(90,365)	(94,695)	(99,446)	(104,436)
GROSS INCOME (=)	62,261	64,017	67,072	70,306	72,175	75,648	79,143	82,935	87,096	91,466
Gross Margin (GI/NOR)	*46.9%*	*46.7%*	*46.7%*	*46.7%*	*46.7%*	*46.7%*	*46.7%*	*46.7%*	*46.7%*	*46.7%*
OPERATIONAL EXPENSES (-)	(9,070)	(9,785)	(10,097)	(10,565)	(10,867)	(11,389)	(11,916)	(12,487)	(13,113)	(13,771)
EBITDA (=)	53,191	54,232	56,974	59,741	61,308	64,258	67,227	70,448	73,983	77,695
Ebitda Margin (Ebitda/NOR)	*40.1%*	*39.6%*	*39.7%*	*39.7%*	*39.7%*	*39.7%*	*39.7%*	*39.7%*	*39.7%*	*39.7%*
DEPRECIATION/AMORTIZATION (-)	(27,727)	(28,052)	(28,602)	(29,168)	(29,749)	(30,349)	(20,924)	(4,479)	(5,164)	(5,880)
GOODWILL AMORTIZATION (-)	(14,403)	(14,403)	(7,201)	-	-	-	-	-	-	-
EBIT (=)	11,062	11,777	21,171	30,572	31,560	33,909	46,303	65,969	68,819	71,816
INCOME TAXES/SOCIAL CONTRIBUTION (-)	(1,175)	(1,251)	(2,254)	(3,258)	(3,363)	(3,614)	(6,816)	(10,054)	(10,489)	(10,946)
Effective ITSC rate (ITSC/EBIT)	*-10.6%*	*-10.6%*	*-10.6%*	*-10.7%*	*-10.7%*	*-10.7%*	*-14.7%*	*-15.2%*	*-15.2%*	*-15.2%*
NET INCOME (=)	9,887	10,526	18,917	27,315	28,197	30,295	39,487	55,915	58,330	60,870
Net Margin (NI/NOR)	*7.5%*	*7.7%*	*13.2%*	*18.1%*	*18.2%*	*18.7%*	*23.3%*	*31.5%*	*31.3%*	*31.1%*

CAPIAL STRUCTUTE	
EQUITY	55%
DEBT	45%
EQUITY + DEBT	100%
PROJECTED AMERICAN INFLATION	2.0%
PROJECTED BRAZILIAN INFLATION	4.5%
COST OF CAPITAL	
RISK FREE RATE (Rf)	2.8%
BETA (unlevered)	0.58
BETA (levered)	1.00
PREMIUM RISK (Rm - Rf)	6.0%
BRAZIL RISK	3.3%
Re Nominal in US$ (=)	**12.1%**
Re Nominal in BRL (=)	**14.9%**
COST OF DEBT	
RISK FREE RATE (Rf*)	2.5%
SPECIFIC RISK (ALFA)	4.4%
BRAZIL RISK	3.3%
Rd Nominal in BRL (=)	**10.2%**
Rd Nominal with Tax Benefit (=)	**8.7%**
WACC	
COST OF CAPITAL	14.9%
COST OF DEBT	8.7%
DISCOUN RATE IN BRL (=)	**12.1%**

Expected return rate	12.1%
Perpetuity growth rate	4.5%
CETREL'S PROJECTED NET INCOME	
DISCOUNTED CASH FLOW	272,328
DISCOUNTED RESIDUAL VALUE	241,034
CETREL'S OPERATIONAL VALUE (BRL thousand)	513,362
NET DEBT	(152,988)
INCINERATION PLANT	1,743
PARTICIPATION IN DAC (100%)	678,449
CETREL'S PROJECTED NET INCOME (BRL thousand)	1,040,566

ATTACHMENT 3

BALANCETE CETREL (31/12/2016)

1 - ATIVO	751,181,025.87	100,606,083.24	92,312,929.48	759,474,179.63
1.1 - CIRCULANTE	43,409,543.96	77,485,395.75	68,789,540.65	52,105,399.06
1.1.01 - DISPONIBILIDADES	3,202,250.11	43,295,349.75	45,531,784.38	965,815.48
1.1.01.01 - FUNDO FIXO	2,500.00	3	2,503.00	0
1.1.01.01.0001 - CAIXA	2,500.00	3	2,503.00	0
1.1.01.01.0001.327773 - ROSA MARIA OLIVEIRA DANTAS	500	0	500	0
1.1.01.01.0001.661170 - CAIXA - CONSTITUICAO	0	3	3	0
1.1.01.01.0001.986710 - DARIO TAVARES	2,000.00	0	2,000.00	0
1.1.01.02 - BANCOS	2,403,619.80	43,232,822.71	44,898,854.77	737,587.74
1.1.01.02.0001 - CONTA MOVIMENTO SPE	2,403,619.80	41,777,536.71	43,443,568.77	737,587.74
1.1.01.02.0001.199953 - CETREL SA BRAD. AG 2372 C/C 9453-6	1,257.95	2,228,346.72	2,226,054.55	3,550.12
1.1.01.02.0001.332397 - CETREL SA BB AG 3132-1 C/C 109323-1	12,583.27	0	2,399.09	10,184.18
1.1.01.02.0001.361999 - CETREL(CSC)BRAD AG 2372 C/C28365-7	183,433.76	13,435,989.17	13,544,698.08	74,724.85
1.1.01.02.0001.921590 - CETREL SA BRADESCO AG 2864-9 C/C 12095-2	2,051,765.42	17,030,942.98	18,513,376.72	569,331.68
1.1.01.02.0001.921594 - CETREL SA BRADESCO AG 3579-3 C/C 13306-C	302.1	0	42.8	259.3
1.1.01.02.0001.921595 - CETREL SA ITAU AG 501 C/C 28705-6	13,130.17	381,769.63	348,315.33	46,584.47
1.1.01.02.0001.921596 - CETREL SA NORDESTE AG 142 C/C 20473-C	118.76	0	15	103.76
1.1.01.02.0001.921598 - CETREL SA SAFRA AG 8 C/C 205023-6	116.4	0.42	29.3	87.52
1.1.01.02.0001.921601 - CETREL SA SANTANDER AG 2291 CC 130000464	62.99	0	0	62.99
1.1.01.02.0001.921603 - CETREL SA CEF AG 3183 C/C 308-4	1,777.65	0	0	1,777.65
1.1.01.02.0001.921604 - CETREL SA CEF AG 672 C/C 3754-0	8,857.94	741,000.00	740,212.32	9,645.62
1.1.01.02.0001.930990 - CETREL SA BRADESCO AG 2864-9 C/C 12099-5	110,556.34	5,329,487.79	5,439,697.82	346.31
1.1.01.02.0001.953030 - CETREL SA BRADESCO AG 2864-9 C/C 12098-7	19,657.05	2,630,000.00	2,628,727.76	20,929.29
1.1.01.02.0002 - BANCOS CONTA ARRECADACAO	0	1,455,286.00	1,455,286.00	0
1.1.01.02.0002.921592 - CETREL SA BRADESCO AG 2864-9 C/C 12393-5	0	1,455,286.00	1,455,286.00	0
1.1.01.03 - APLICACOES FINANCEIRAS LIQUIDEZ IMEDIATA	796,130.31	62,524.04	630,426.61	228,227.74
1.1.01.03.0001 - APLICACOES LIQUIDEZ IMEDIATA CSC	796,130.31	62,524.04	630,426.61	228,227.74
1.1.01.03.0001.971110 - CETREL SA BRAD. AG 2864-9 C/C 12099-5 F	796,130.31	62,524.04	630,426.61	228,227.74
1.1.02 - CONTAS A RECEBER	26,889,035.68	27,974,735.73	18,428,393.15	36,435,378.26
1.1.02.02 - CONTAS A RECEBER DE CLIENTES	36,330,734.01	18,548,585.93	18,303,569.24	36,575,750.70
1.1.02.02.0001 - CONTAS RECEBER CONTRATOS DE PREST.SERV.	25,659,566.87	11,443,324.86	12,384,618.22	24,718,273.51
1.1.02.02.0001.858752 - CONTAS A RECEBER - CETREL	25,659,566.87	11,443,324.86	12,384,618.22	24,718,273.51
1.1.02.02.0004 - PREVISAO DE FATURAMENTO	7,311,040.89	6,896,020.62	5,918,551.02	8,288,510.49
1.1.02.02.0004.744953 - PREVISAO DE FATURAMENTO	7,311,040.89	6,896,020.62	5,918,551.02	8,288,510.49
1.1.02.02.0100 - OUTRAS CONTAS A RECEBER	3,360,126.25	209,240.45	400	3,568,966.70
1.1.02.02.0100.626289 - FATURAS EMITIDAS - OUTROS	3,360,126.25	209,240.45	400	3,568,966.70
1.1.02.03 - DIREITOS A FATURAR A VENCER	0	800,000.00	0	800,000.00
1.1.02.03.0003 - DIREITOS A FATURAR A VENCER OUTROS CLIEN	0	800,000.00	0	800,000.00
1.1.02.03.0003.625956 - DIREITOS A FATURAR A VENCER OUTROS CLIEN	0	800,000.00	0	800,000.00
1.1.02.04 - PROVISÃO PARA DEVEDORES DUVIDOSOS	9,434,123.46 C	8,625,467.03	124,823.91	933,480.34 C
1.1.02.04.0001 - PROVISÃO PARA DEVEDORES DUVIDOSOS	9,434,123.46 C	8,625,467.03	124,823.91	933,480.34 C
1.1.02.04.0001.626026 - PROVISÃO PARA DEVEDORES DUVIDOSOS	9,434,123.46 C	8,625,467.03	124,823.91	933,480.34 C
1.1.02.05 - AJUSTE A VALOR PRESENTE DE RECEBIVEIS	7,574.87 C	682.77	0	6,892.10 C
1.1.02.05.0001 - AJUSTE A VALOR PRESENTE DE RECEBIVEIS	7,574.87 C	682.77	0	6,892.10 C
1.1.02.05.0001.626066 - AJUSTE A VALOR PRESENTE DE RECEBIVEIS	7,574.87 C	682.77	0	6,892.10 C
1.1.05 - OUTRAS CONTAS A RECEBER	946,570.58	516,069.36	1,339,733.74	122,906.20
1.1.05.03 - DEPOSITOS / CAUCOES	17,313.19	0	0	17,313.19
1.1.05.03.0001 - DEPOSITOS / CAUCOES	17,313.19	0	0	17,313.19
1.1.05.03.0001.663786 - CAUCOES	17,313.19	0	0	17,313.19
1.1.05.04 - ADIANTAMENTOS DIVERSOS	928,564.74	495,319.00	1,318,290.73	105,593.01
1.1.05.04.0001 - ADIANTAMENTOS POR CONTA DE SALARIO	687,504.88	464,781.19	1,079,450.84	72,835.23
1.1.05.04.0001.626286 - ADIANTAMENTOS POR CONTA DE SALARIC	0	337,710.00	337,710.00	0
1.1.05.04.0001.705697 - ADIANTAMENTO DE 13 SALARIC	667,158.22	856.96	668,015.18	0

BALANCETE CETREL (31/12/2016)

1.1.05.04.0001.705698 - ADIANTAMENTO DE FERIAS	20,346.66	126,214.23	73,725.66	72,835.23
1.1.05.04.0002 - ADIANTAMENTOS A TERCEIROS	183,499.86	8,598.69	183,499.89	8,598.66
1.1.05.04.0002.647046 - ADIANTAMENTOS A TERCEIROS	183,499.86	8,598.69	183,499.89	8,598.66
1.1.05.04.0003 - ADIANTAMENTOS PARA DESPESAS	57,560.00	8,500.00	54,940.00	11,120.00
1.1.05.04.0003.188400 - ABDON LIMA GOES NETO	620	0	620	0
1.1.05.04.0003.189179 - LUCAS DOS SANTOS FIGUEIREDO	5,000.00	0	5,000.00	0
1.1.05.04.0003.190429 - TIAGO DE AZEVEDO FERREIRA	3,000.00	0	3,000.00	0
1.1.05.04.0003.197301 - HUGO BARRETO OLIVEIRA	620	0	620	0
1.1.05.04.0003.198092 - RODRIGO MARTINS DA SILVA	3,000.00	0	3,000.00	0
1.1.05.04.0003.203025 - CATARINA DE MARTINS E GAROFALO	2,000.00	0	2,000.00	0
1.1.05.04.0003.203026 - ALEXANDRE ARRUDA FALCAO LIMA	3,000.00	0	3,000.00	0
1.1.05.04.0003.204425 - LUIS WALDEMAR CERQUEIRA DE SANTANA	2,000.00	0	0	2,000.00
1.1.05.04.0003.204437 - GISELLE MENDONCA RANGEL	700	0	700	0
1.1.05.04.0003.333060 - CLAUDIA CRISTINA AP DE SOUZA FONSECA	3,500.00	0	3,500.00	0
1.1.05.04.0003.359486 - ELIVALDO DE ARAUJO BATISTA	7,000.00	1,500.00	7,000.00	1,500.00
1.1.05.04.0003.360066 - JOSE RAIMUNDO DE CERQUEIRA	0	6,000.00	0	6,000.00
1.1.05.04.0003.361963 - CARLOS ALVAREZ SILVA	620	0	0	620
1.1.05.04.0003.362656 - BRUNO CARDOSO ALVES	1,000.00	0	1,000.00	0
1.1.05.04.0003.761404 - NELSON GONZALEZ DE OLIVEIRA LOPES	5,000.00	0	5,000.00	0
1.1.05.04.0003.765953 - CAROLINA SILVEIRA LEITE	4,000.00	0	4,000.00	0
1.1.05.04.0003.782354 - LUCIMARY MOREIRA GOMES CARDOSO	1,500.00	0	1,500.00	0
1.1.05.04.0003.988250 - ALAN SOUZA OLIVEIRA	0	1,000.00	0	1,000.00
1.1.05.04.0003.995310 - CHRISTIAN SANTANA DE LIMA	8,000.00	0	8,000.00	0
1.1.05.04.0003.997110 - EDNALDO RAMOS	7,000.00	0	7,000.00	0
1.1.05.04.0004 - PROGRAMA SOCIAL TRIBUTO AO FUTURO	0	13,439.12	400	13,039.12
1.1.05.04.0004.661648 - PROGRAMA SOCIAL TRIBUTO AO FUTURO	0	13,439.12	400	13,039.12
1.1.05.06 - OUTRAS CONTAS A RECEBER	692.65	20,750.36	21,443.01	0
1.1.05.06.0001 - OUTRAS CONTAS A RECEBER	692.65	20,750.36	21,443.01	0
1.1.05.06.0001.661768 - OUTRAS CONTAS A RECEBER	692.65	20,750.36	21,443.01	0
1.1.06 - TRIBUTOS	7,347,396.00	4,190,837.84	1,793,317.70	9,744,916.14
1.1.06.01 - TRIBUTOS A RECUPERAR	7,024,108.69	715,692.09	505,172.05	7,234,628.73
1.1.06.01.0001 - CSLL	2,207,380.35	39,974.19	0	2,247,354.54
1.1.06.01.0001.626296 - CSLL	1,435,158.61	39,974.19	0	1,475,132.80
1.1.06.01.0001.693328 - ANTECIPACAO CSLL	703,298.16	0	0	703,298.16
1.1.06.01.0001.717539 - CSLL BASE NEGATIVA	68,923.58	0	0	68,923.58
1.1.06.01.0002 - PIS	20,619.87	27,948.18	25,983.29	22,584.76
1.1.06.01.0002.626301 - PIS	20,619.87	27,948.18	25,983.29	22,584.76
1.1.06.01.0003 - COFINS	95,035.81	141,663.18	119,922.81	116,776.18
1.1.06.01.0003.626302 - COFINS	95,035.81	141,663.18	119,922.81	116,776.18
1.1.06.01.0004 - IMPOSTO DE RENDA	2,742,936.51	92,654.36	272.67	2,835,318.20
1.1.06.01.0004.626303 - IMPOSTO DE RENDA	2,583,729.73	92,654.36	272.67	2,676,111.42
1.1.06.01.0004.661606 - IRRF 2009	17,346.08	0	0	17,346.08
1.1.06.01.0004.693329 - ANTECIPACAO IRPJ	132,855.90	0	0	132,855.90
1.1.06.01.0004.759623 - SALDO NEGATIVO IRPJ	9,004.80	0	0	9,004.80
1.1.06.01.0005 - IR SOBRE APLICAÇÃO FINANCEIRA	1,339,019.79	465.01	0	1,339,484.80
1.1.06.01.0005.626304 - IR SOBRE APLICAÇÃO FINANCEIRA	1,339,019.79	465.01	0	1,339,484.80
1.1.06.01.0007 - ISS	407,837.80	289,115.42	277,502.45	419,450.77
1.1.06.01.0007.661806 - ISS	407,837.80	289,115.42	277,502.45	419,450.77
1.1.06.01.0008 - INSS	208,187.98	35,707.20	37,422.34	206,472.84
1.1.06.01.0008.661866 - INSS A RECUPERAR	208,187.98	35,707.20	37,422.34	206,472.84
1.1.06.01.0009 - IOF	0	88,136.98	44,068.49	44,068.49
1.1.06.01.0009.706954 - IOF	0	88,136.98	44,068.49	44,068.49
1.1.06.01.0011 - PIS/COFINS/CSLL	3,090.58	27.57	0	3,118.15

BALANCETE CETREL (31/12/2016)

1.1.06.01.0011.803726 - PIS/COFINS/CSLL A RECUPERAR	3,090.58	27.57	0	3,118.15
1.1.06.03 - TRIBUTOS A RECUPERAR DE ORGAOS PUBLICOS	303,580.19	23.18	159.21	303,444.16
1.1.06.03.0001 - ISS A RECUPERAR	296,104.37	0	0	296,104.37
1.1.06.03.0001.626306 - ISS A RECUPERAR	296,104.37	0	0	296,104.37
1.1.06.03.0002 - IR A RECUPERAR	405.37	23.18	0	428.55
1.1.06.03.0002.658347 - IR A RECUPERAR	90.49	23.18	0	113.67
1.1.06.03.0002.658348 - IR A RECUPERAR (EXERCICIOS ANTERIORES)	314.88	0	0	314.88
1.1.06.03.0003 - COFINS A RECUPERAR	1,826.52	0	0	1,826.52
1.1.06.03.0003.626308 - COFINS A RECUPERAR	1,826.52	0	0	1,826.52
1.1.06.03.0004 - PIS A RECUPERAR	396.54	0	0	396.54
1.1.06.03.0004.626309 - PIS A RECUPERAR	396.54	0	0	396.54
1.1.06.03.0007 - ICMS A RECUPERAR	4,847.39	0	159.21	4,688.18
1.1.06.03.0007.626312 - ICMS A RECUPERAR	4,847.39	0	159.21	4,688.18
1.1.06.04 - PIS E COFINS NAO CUMULATIVOS	19,707.12	3,475,122.57	1,287,986.44	2,206,843.25
1.1.06.04.0003 - PIS SOBRE INSUMOS	3,515.37	50,439.47	48,780.72	5,174.12
1.1.06.04.0003.684709 - CREDITO DE PIS (-)	2,703.19	31,911.57	30,252.82	4,361.94
1.1.06.04.0003.978250 - CREDITO DE PIS S/ ESTOQUE	812.18	18,527.90	18,527.90	812.18
1.1.06.04.0004 - COFINS SOBRE INSUMOS	16,191.75	232,326.89	224,686.62	23,832.02
1.1.06.04.0004.684711 - CREDITO DE COFINS (-)	12,451.02	146,986.39	139,346.12	20,091.29
1.1.06.04.0004.978251 - CREDITO DE COFINS S/ ESTOQUE	3,740.73	85,340.50	85,340.50	3,740.73
1.1.06.04.0005 - CREDITO REMANESCENTE DE PIS	0	569,447.27	181,011.47	388,435.80
1.1.06.04.0005.958930 - CREDITO DE PIS	0	569,447.27	181,011.47	388,435.80
1.1.06.04.0006 - CREDITO REMANESCENTE DE COFINS	0	2,622,908.94	833,507.63	1,789,401.31
1.1.06.04.0006.958952 - CREDITO DE COFINS	0	2,622,908.94	833,507.63	1,789,401.31
1.1.07 - ESTOQUES	4,286,275.02	1,470,849.35	1,447,310.52	4,309,813.85
1.1.07.01 - ESTOQUE DE MATERIAIS	4,286,275.02	1,470,849.35	1,447,310.52	4,309,813.85
1.1.07.01.0001 - ESTOQUE DE MATERIAIS	4,286,275.02	1,470,849.35	1,447,310.52	4,309,813.85
1.1.07.01.0001.622728 - ESTOQUE DE MATERIAIS	4,286,275.02	1,470,849.35	1,447,310.52	4,309,813.85
1.1.08 - DESPESAS ANTECIPADAS	738,016.57	10,787.02	222,234.46	526,569.13
1.1.08.01 - DESPESAS ANTECIPADAS	738,016.57	10,787.02	222,234.46	526,569.13
1.1.08.01.0001 - SEGUROS A APROPRIAR	584,661.85	10,786.02	68,878.74	526,569.13
1.1.08.01.0001.626317 - SEGUROS A APROPRIAR	584,661.85	10,786.02	68,878.74	526,569.13
1.1.08.01.0002 - TAXAS	153,354.72	0	153,354.72	0
1.1.08.01.0002.626318 - TAXAS	153,354.72	0	153,354.72	0
1.1.08.01.0100 - OUTRAS DESPESAS ANTECIPADAS	0	1	1	0
1.1.08.01.0100.681008 - VALORES A CLASSIFICAR-DIVERSOS	0	1	1	0
1.1.09 - INTRACOMPANHIA	0	26,766.70	26,766.70	0
1.1.09.01 - INTRACOMPANHIA	0	26,766.70	26,766.70	0
1.1.09.01.0020 - INGRESSOS DE FATURAS	0	1,433.13	1,433.13	0
1.1.09.01.0020.963631 - 5758 - INGRESSOS DE FATURAS	29,175.60	1,433.13	0	30,608.73
1.1.09.01.0020.963671 - 5758B - INGRESSOS DE FATURAS	29,175.60 C	0	1,433.13	30,608.73 C
1.1.09.01.0030 - SAQUES ESCRITURAIS (INDIRETOS)	0	24,605.48	24,605.48	0
1.1.09.01.0030.963635 - 5758 - SAQUES ESCRITURAIS (INDIRETOS)	279,888.24 C	282.49	24,283.46	303,889.21 C
1.1.09.01.0030.963645 - 5758A - SAQUES ESCRITURAIS (INDIRETOS)	146,143.87	20,486.94	138.8	166,492.01
1.1.09.01.0030.963676 - 5758B - SAQUES ESCRITURAIS (INDIRETOS)	133,744.37	3,836.05	183.22	137,397.20
1.1.09.01.0032 - GASTOS DE SUPERVISAO/REPASSE DE CUSTOS	0	728.09	728.09	0
1.1.09.01.0032.963637 - 5758 - GASTOS SUPERVISAO/REPASSE CUSTOS	198,751.05	728.09	0	199,479.14
1.1.09.01.0032.963647 - 5758A - GASTOS SUPERVISAO/REPASSE CUSTOS	7,746.60	0	530.87	7,215.73
1.1.09.01.0032.963678 - 5758B - GASTOS SUPERVISAO/REPASSE CUSTOS	206,497.65 C	0	197.22	206,694.87 C
1.1.09.01.0090.963640 - 5758 - SALDO ANTERIOR	21,056,628.13 C	0	0	21,056,628.13 C
1.1.09.01.0090.963670 - 5758A - SALDO ANTERIOR	7,940,458.58	0	0	7,940,458.58
1.1.09.01.0090.963681 - 5758B - SALDO ANTERIOR	13,116,169.55	0	0	13,116,169.55
1.2 - ATIVO NÃO CIRCULANTE	707,771,481.91	23,120,687.49	23,523,388.83	707,368,780.57

BALANCETE CETREL (31/12/2016)

1.2.01 - REALIZAVEL A LONGO PRAZO	49,822,488.60	1,914,443.45	4,553,088.26	47,183,843.79
1.2.01.01 - COLIGADAS E CONTROLADAS	2,698,000.00	50,000.00	2,748,000.00	0
1.2.01.01.0001 - CONTAS CORRENTES	2,698,000.00	50,000.00	2,748,000.00	0
1.2.01.01.0001.998590 - CETREL BIOENERGIA	2,698,000.00	50,000.00	2,748,000.00	0
1.2.01.04 - IMPOSTOS DIFERIDOS E A RECUPERAR	31,931,141.83	837,553.21	1,794,302.24	30,974,392.80
1.2.01.04.0001 - IMPOSTO DE RENDA DIFERIDO	22,209,131.06	618,243.25	1,319,339.88	21,508,034.43
1.2.01.04.0001.626324 - IMPOSTO DE RENDA DIFERIDC	22,209,131.06	618,243.25	1,319,339.88	21,508,034.43
1.2.01.04.0002 - CSLL DIFERIDO	9,722,010.77	219,309.96	474,962.36	9,466,358.37
1.2.01.04.0002.626325 - CSLL DIFERIDO	9,722,010.77	219,309.96	474,962.36	9,466,358.37
1.2.01.10 - CONTAS BANCARIAS DE RESERVA - LP	5,018,451.06	230,125.08	0	5,248,576.14
1.2.01.10.0001 - CONTA RESERVA LP	5,018,451.06	230,125.08	0	5,248,576.14
1.2.01.10.0001.955710 - CETREL SA BRADESCO AG 2864-9 C/C 12099-5	5,018,451.06	230,125.08	0	5,248,576.14
1.2.01.11 - DEPOSITOS JUDICIAIS	10,093,670.09	796,765.16	0	10,890,435.25
1.2.01.11.0002 - DEPOSITOS TRABALHISTAS	2,094,609.32	754,410.37	0	2,849,019.69
1.2.01.11.0002.626334 - DEPOSITOS TRABALHISTAS	546,793.70	754,410.37	0	1,301,204.07
1.2.01.11.0002.670526 - BLOQUEIOS JUDICIAIS	1,547,815.62	0	0	1,547,815.62
1.2.01.11.0004 - DEPOSITOS TRIBUTARIOS	7,999,060.77	42,354.79	0	8,041,415.56
1.2.01.11.0004.626336 - DEPOSITOS TRIBUTARIOS	7,999,060.77	42,354.79	0	8,041,415.56
1.2.01.12 - DESPESAS ANTECIPADAS	81,225.62	0	10,786.02	70,439.60
1.2.01.12.0001 - DESPESAS ANTECIPADAS	81,225.62	0	10,786.02	70,439.60
1.2.01.12.0001.674092 - SEGUROS A APROPRIAR	81,225.62	0	10,786.02	70,439.60
1.2.02 - INVESTIMENTOS	58,764,709.18	4,067,933.96	3,723,288.05	59,109,355.09
1.2.02.01 - PARTICIPAÇÃO EM SOCIEDADES COLIG.E CONTR	57,045,883.66	4,067,933.96	3,719,255.15	57,394,562.47
1.2.02.01.0001 - PARTICIPAÇÃO EM SOCIEDADES COLIG.E CONTR	57,045,883.66	3,275,783.71	2,927,104.90	57,394,562.47
1.2.02.01.0001.840751 - DISTRIBUIDORA DE AGUA CAMACARI S.A	55,765,652.68	3,209,185.76	1,608,086.88	57,366,751.56
1.2.02.01.0001.858755 - CETREL BIOENERGIA	1,252,420.07	66,597.95	1,319,018.02	0
1.2.02.01.0001.858756 - OUTROS INVESTIMENTOS	27,810.91	0	0	27,810.91
1.2.02.01.0002 - AGIO NA AQUISIÇÃO DE INVESTIMENTOS	0	792,150.25	792,150.25	0
1.2.02.01.0002.799862 - (-) PROV PARA MANUT DA INTEGRIDADE DO PL	0	792,150.25	792,150.25	0
1.2.02.02 - OUTROS INVESTIMENTOS	1,718,825.52	0	4,032.90	1,714,792.62
1.2.02.02.0002 - OUTROS INVESTIMENTOS	1,718,825.52	0	4,032.90	1,714,792.62
1.2.02.02.0002.858757 - DEPRECIACAO ACUMULADA - CETREL	796,070.66 C	0	4,032.90	800,103.56 C
1.2.02.02.0002.858758 - EDIFICIOS E CONSTRUCOES	2,422,250.12	0	0	2,422,250.12
1.2.02.02.0002.858759 - PROPRIEDADES PARA INVESTIMENTC	92,646.06	0	0	92,646.06
1.2.03 - IMOBILIZADO	195,078,109.19	15,850,495.14	12,967,939.45	197,960,664.88
1.2.03.01 - BENS EM OPERAÇÃO	453,652,691.64	12,003,732.85	11,557,862.08	454,098,562.41
1.2.03.01.0001 - TERRENOS	13,764,263.59	0	0	13,764,263.59
1.2.03.01.0001.626346 - TERRENOS	5,514,904.44	0	0	5,514,904.44
1.2.03.01.0001.977490 - TERRENOS REAVALIAÇÃC	8,249,359.15	0	0	8,249,359.15
1.2.03.01.0002 - EDIFICACOES E INSTALACOES	106,612,582.69	5,626,315.44	5,646,592.40	106,592,305.73
1.2.03.01.0002.626347 - EDIFICACOES E INSTALACOES	88,229,681.64	5,626,315.44	5,646,592.40	88,209,404.68
1.2.03.01.0002.977510 - EDIFICACOES E INSTALACOES REAVALIAÇÃO	18,382,901.05	0	0	18,382,901.05
1.2.03.01.0003 - MAQUINAS E EQUIPAMENTOS	149,837,164.88	4,893,426.69	4,386,238.84	150,344,352.73
1.2.03.01.0003.626348 - MAQUINAS E EQUIPAMENTOS	137,717,701.62	4,893,426.69	4,386,238.84	138,224,889.47
1.2.03.01.0003.977511 - MAQUINAS E EQUIPAMENTOS REAVALIAÇÃO	12,119,463.26	0	0	12,119,463.26
1.2.03.01.0004 - MOVEIS E UTENSILIOS	4,438,116.99	61,049.73	49,916.85	4,449,249.87
1.2.03.01.0004.626349 - MOVEIS E UTENSILIOS	4,438,116.99	61,049.73	49,916.85	4,449,249.87
1.2.03.01.0005 - VEICULOS E EMBARCACOES	839,243.44	0	57,000.00	782,243.44
1.2.03.01.0005.626350 - VEICULOS E EMBARCACOES	839,243.44	0	57,000.00	782,243.44
1.2.03.01.0007 - EQUIPAMENTOS DE INFORMATICA	4,236,815.61	41,865.60	37,038.60	4,241,642.61
1.2.03.01.0007.626352 - EQUIPAMENTOS DE INFORMATICA	4,236,815.61	41,865.60	37,038.60	4,241,642.61
1.2.03.01.0011 - OUTRAS BENFEITORIAS	15,941,577.13	5,159.11	5,159.11	15,941,577.13
1.2.03.01.0011.626355 - OUTRAS BENFEITORIAS	0	5,159.11	5,159.11	0

BALANCETE CETREL (31/12/2016)

1.2.03.01.0011.652426 - BENFEITORIAS EM IMOVEIS DE TERCEIROS	15,941,577.13	0	0	15,941,577.13
1.2.03.01.0013 - INSTALACOES ESPECIFICAS	390,244.72	0	0	390,244.72
1.2.03.01.0013.658353 - INSTALACOES ESPECIFICAS	390,244.72	0	0	390,244.72
1.2.03.01.0018 - BARRAGENS E CANAIS	45,877,858.12	0	0	45,877,858.12
1.2.03.01.0018.860711 - BARRAGENS E CANAIS	24,922,433.03	0	0	24,922,433.03
1.2.03.01.0018.977531 - BARRAGENS E CANAIS REAVALIAÇÃO	20,955,425.09	0	0	20,955,425.09
1.2.03.01.0019 - TUBULACOES	111,714,824.47	1,375,916.28	1,375,916.28	111,714,824.47
1.2.03.01.0019.860713 - TUBULACOES	94,787,815.95	1,375,916.28	1,375,916.28	94,787,815.95
1.2.03.01.0019.977550 - TUBULAÇOES REAVALIAÇÃO	16,927,008.52	0	0	16,927,008.52
1.2.03.02 - CONSTRUCOES E OBRAS EM ANDAMENTO	7,176,747.34	3,653,242.46	100,628.84	10,729,360.96
1.2.03.02.0001 - CONSTRUCOES E OBRAS EM ANDAMENTO	7,176,747.34	3,653,242.46	100,628.84	10,729,360.96
1.2.03.02.0001.651326 - OBRAS EM ANDAMENTO	7,176,747.34	3,653,242.46	100,628.84	10,729,360.96
1.2.03.03 - DEPRECIACAO	280,922,466.50 C	193,519.83	1,301,361.80	282,030,308.47 C
1.2.03.03.0001 - EDIFICACOES E INSTALACOES	45,322,708.92 C	3,039.81	219,476.16	45,539,145.27 C
1.2.03.03.0001.327448 - EDIFICACOES E INSTALACOES LEI 12.973/14	2,952,843.60 C	0	0	2,952,843.60 C
1.2.03.03.0001.328454 - EDIFICACOES E INSTAL REAVALIAÇÃO(L12973)	548,572.89 C	0	0	548,572.89 C
1.2.03.03.0001.626357 - EDIFICACOES E INSTALACOES	32,134,505.49 C	3,039.81	188,502.76	32,319,968.44 C
1.2.03.03.0001.977590 - EDIFICACOES E INSTALACOES REAVALIAÇÃO	9,686,786.94 C	0	30,973.40	9,717,760.34 C
1.2.03.03.0002 - MAQUINAS E EQUIPAMENTOS	114,177,705.33 C	126,435.23	495,053.81	114,546,323.91 C
1.2.03.03.0002.328455 - MAQUINAS E EQUIPAMENTOS (L12973)	1,456,476.52	0	0	1,456,476.52
1.2.03.03.0002.626358 - MAQUINAS E EQUIPAMENTOS	103,514,718.59 C	126,435.23	495,053.81	103,883,337.17 C
1.2.03.03.0002.977591 - MAQUINAS E EQUIPAMENTOS REAVALIAÇÃO	12,119,463.26 C	0	0	12,119,463.26 C
1.2.03.03.0003 - MOVEIS E UTENSILIOS	3,340,792.68 C	11.3	18,479.66	3,359,261.04 C
1.2.03.03.0003.328456 - MOVEIS E UTENSILIOS (L12973)	32,930.84	0	0	32,930.84
1.2.03.03.0003.626359 - MOVEIS E UTENSILIOS	3,373,723.52 C	11.3	18,479.66	3,392,191.88 C
1.2.03.03.0004 - VEICULOS E EMBARCACOES	626,411.19 C	57,000.00	8,653.39	578,064.58 C
1.2.03.03.0004.328466 - VEICULOS E EMBARCACOES (L12973)	3,920.35	0	0	3,920.35
1.2.03.03.0004.626360 - VEICULOS E EMBARCACOES	630,331.54 C	57,000.00	8,653.39	581,984.93 C
1.2.03.03.0006 - EQUIPAMENTOS DE INFORMATICA	3,928,731.05 C	6,365.97	9,980.90	3,932,345.98 C
1.2.03.03.0006.328470 - EQUIPAMENTO DE INFORMATICA (L12973)	159,905.14 C	0	0	159,905.14 C
1.2.03.03.0006.626362 - EQUIPAMENTOS DE INFORMATICA	3,768,825.91 C	6,365.97	9,980.90	3,772,440.84 C
1.2.03.03.0010 - OUTRAS BENFEITORIAS	5,564,477.34 C	0	114,807.66	5,679,285.00 C
1.2.03.03.0010.328472 - BENFEITORIAS IMOVEIS TERCEIROS (L12973)	430,779.92	0	0	430,779.92
1.2.03.03.0010.730236 - BENFEITORIAS EM IMOVEIS DE TERCEIROS	5,995,257.26 C	0	114,807.66	6,110,064.92 C
1.2.03.03.0012 - INSTALACOES ESPECIFICAS	252,065.10 C	0	1,921.67	253,986.77 C
1.2.03.03.0012.328478 - INSTALACOES ESPECIFICAS (L12973)	30,618.21	0	0	30,618.21
1.2.03.03.0012.658359 - INSTALACOES ESPECIFICAS	282,683.31 C	0	1,921.67	284,604.98 C
1.2.03.03.0019 - BARRAGENS E CANAIS	28,869,940.36 C	0	70,882.74	28,940,823.10 C
1.2.03.03.0019.328479 - BARRAGENS E CANAIS (L12973)	1,463,470.24 C	0	0	1,463,470.24 C
1.2.03.03.0019.328480 - BARRAGENS E CANAIS REAVALIAÇÃO (L12973)	1,031,118.49 C	0	0	1,031,118.49 C
1.2.03.03.0019.977830 - BARRAGENS E CANAIS	15,424,325.04 C	0	39,705.38	15,464,030.42 C
1.2.03.03.0019.977850 - BARRAGENS E CANAIS REAVALIAÇÃO	10,951,026.59 C	0	31,177.36	10,982,203.95 C
1.2.03.03.0020 - TUBULACOES	73,213,095.91 C	667.52	290,011.89	73,502,440.28 C
1.2.03.03.0020.328482 - TUBULACOES (L12973)	5,271,010.65 C	0	0	5,271,010.65 C
1.2.03.03.0020.328483 - TUBULAÇOES REAVALIAÇÃO (L12973)	367,104.43	0	0	367,104.43
1.2.03.03.0020.977890 - TUBULACOES	54,282,526.28 C	667.52	278,606.30	54,560,465.06 C
1.2.03.03.0020.977910 - TUBULAÇOES REAVALIAÇÃO	14,026,663.41 C	0	11,405.59	14,038,069.00 C
1.2.03.03.0021 - CONJUNTO DE VALOS	2,959,710.40 C	0	64,494.13	3,024,204.53 C
1.2.03.03.0021.328484 - CONJUNTO DE VALOS (L12973)	52,868.51	0	0	52,868.51
1.2.03.03.0021.977912 - CONJUNTO DE VALOS	3,012,578.91 C	0	64,494.13	3,077,073.04 C
1.2.03.03.0022 - POCOS ARTESIANOS	2,666,828.22 C	0	7,599.79	2,674,428.01 C
1.2.03.03.0022.328485 - POCOS ARTESIANOS (L12973)	26.11 C	0	0	26.11 C
1.2.03.03.0022.977915 - POCOS ARTESIANOS	2,666,802.11 C	0	7,599.79	2,674,401.90 C

BALANCETE CETREL (31/12/2016)

1.2.03.04 - IMOBILIZADO EXAURIVEL	15,146,470.66	0	0	15,146,470.66
1.2.03.04.0005 - CONJUNTO DE VALOS	11,578,812.00	0	0	11,578,812.00
1.2.03.04.0005.858776 - CONJUNTO DE VALOS	11,578,812.00	0	0	11,578,812.00
1.2.03.04.0006 - POCOS ARTESIANOS	3,567,658.66	0	0	3,567,658.66
1.2.03.04.0006.858778 - POCOS ARTESIANOS	3,567,658.66	0	0	3,567,658.66
1.2.03.05 - IMPORTAÇÃO EM ANDAMENTO	24,666.05	0	8,086.73	16,579.32
1.2.03.05.0001 - IMPORTAÇÃO EM ANDAMENTO	24,666.05	0	8,086.73	16,579.32
1.2.03.05.0001.195003 - IMPORTAÇÃO EM ANDAMENTO	24,666.05	0	8,086.73	16,579.32
1.2.04 - ATIVO INTANGIVEL	404,106,174.94	1,287,814.94	2,279,073.07	403,114,916.81
1.2.04.01 - ATIVO INTANGIVEL	469,874,238.83	87,568.62	63,538.19	469,898,269.26
1.2.04.01.0001 - AQUISICAO DE SOFTWARE	8,267,718.44	87,568.62	63,538.19	8,291,748.87
1.2.04.01.0001.626365 - AQUISICAO DE SOFTWARE	8,267,718.44	87,568.62	63,538.19	8,291,748.87
1.2.04.01.0004 - AGIO	461,606,520.39	0	0	461,606,520.39
1.2.04.01.0004.194734 - MAIS VALIA - IMOBILIZADO	98,310,794.43	0	0	98,310,794.43
1.2.04.01.0004.194735 - MAIS VALIA - CONTRATO COM CLIENTES	56,319,787.26	0	0	56,319,787.26
1.2.04.01.0004.194736 - MAIS VALIA - FORNECIMENTO DE ENERGIA	52,459,436.00	0	0	52,459,436.00
1.2.04.01.0004.194737 - MAIS VALIA - CAPTAÇÃO DE ÁGUA	92,402,093.90	0	0	92,402,093.90
1.2.04.01.0004.194738 - ÁGIO NA AQUISIÇÃO (GOODWILL)	162,114,408.80	0	0	162,114,408.80
1.2.04.02 - AMORTIZACOES	65,768,063.89 C	1,200,246.32	2,215,534.88	66,783,352.45 C
1.2.04.02.0001 - AQUISICAO DE SOFTWARE	7,681,893.34 C	18.67	31,315.60	7,713,190.27 C
1.2.04.02.0001.332003 - AQUISICAO DE SOFTWARE (L12973)	5,150.42	0	0	5,150.42
1.2.04.02.0001.626371 - AQUISICAO DE SOFTWARE	7,687,043.76 C	18.67	31,315.60	7,718,340.69 C
1.2.04.02.0004 - AGIO	58,086,170.55 C	1,200,227.65	2,184,219.28	59,070,162.18 C
1.2.04.02.0004.189031 - MAIS VALIA - CAPTAÇÃO DE ÁGUA	5,390,122.16 C	0	154,003.49	5,544,125.65 C
1.2.04.02.0004.194739 - MAIS VALIA - IMOBILIZADO	40,523,135.34 C	0	570,989.99	41,094,125.33 C
1.2.04.02.0004.194740 - MAIS VALIA ¿ CONTRATO COM CLIENTES	6,302,452.32 C	0	134,094.73	6,436,547.05 C
1.2.04.02.0004.194741 - MAIS VALIA - FORNECIMENTO DE ENERGIA	5,870,460.73 C	0	124,903.42	5,995,364.15 C
1.2.04.02.0004.626374 - AGIO	0	1,200,227.65	1,200,227.65	0
1.2.05.01 - DIFERIDO	41,959,552.27	0	0	41,959,552.27
1.2.05.01.0001 - DIFERIDO	41,959,552.27	0	0	41,959,552.27
1.2.05.01.0001.626377 - DIFERIDO	41,959,552.27	0	0	41,959,552.27
1.2.05.02 - AMORTIZACOES ACUMULADAS	41,959,552.27 C	0	0	41,959,552.27 C
1.2.05.02.0001 - AMORTIZACOES	41,959,552.27 C	0	0	41,959,552.27 C
1.2.05.02.0001.626378 - AMORTIZACOES	41,959,552.27 C	0	0	41,959,552.27 C
2 - PASSIVO	735,981,265.61	36,943,315.21	42,648,222.57	741,686,172.97
2.1 - CIRCULANTE	29,322,384.08	29,668,878.18	36,929,524.00	36,583,029.90
2.1.01 - EMPRÉSTIMOS E FINANCIAMENTOS - CP	5,417,187.43	500,776.61	500,819.46	5,417,230.28
2.1.01.02 - EMPREST.E FINANC.-PROJ.FINANC-M.NACIONAL	5,417,187.43	500,776.61	500,819.46	5,417,230.28
2.1.01.02.0001 - BANCOS COMERCIAIS	5,417,187.43	500,776.61	500,819.46	5,417,230.28
2.1.01.02.0001.691831 - EMPRESTIMOS E FINANC - CETREL	5,438,761.47	497,815.18	497,276.23	5,438,222.52
2.1.01.02.0001.754682 - (-)CUSTO DE TRANSACAO	21,574.04 D	2,961.43	3,543.23	20,992.24 D
2.1.03 - FORNECEDORES	3,755,521.22	17,207,414.24	16,069,545.28	2,617,652.26
2.1.03.01 - FORNECEDORES	3,755,521.22	17,207,414.24	16,069,545.28	2,617,652.26
2.1.03.01.0001 - FORNECEDORES MOEDA NACIONAL	3,379,844.66	11,240,825.49	10,186,949.19	2,325,968.36
2.1.03.01.0001.628169 - FORNECEDORES MOEDA NACIONAL	3,379,844.66	11,240,825.49	10,186,949.19	2,325,968.36
2.1.03.01.0004 - SERVICOS MEDIDOS A PAGAR	375,676.56	5,966,588.75	5,882,596.09	291,683.90
2.1.03.01.0004.628171 - SERVICOS MEDIDOS A PAGAR	375,676.56	5,966,588.75	5,882,596.09	291,683.90
2.1.05 - DEBENTURES	13,037,757.30	2,639,012.33	2,691,817.74	13,090,562.71
2.1.05.01 - DEBENTURES A PAGAR	13,037,757.30	2,639,012.33	2,691,817.74	13,090,562.71
2.1.05.01.0001 - DEBENTURES A PAGAR (PROJ.FINANCE)	13,037,757.30	2,639,012.33	2,691,817.74	13,090,562.71
2.1.05.01.0001.663666 - DEBENTURES A PAGAR (PROJ.FINANCE)	13,221,930.54	2,624,288.07	2,675,961.08	13,273,603.55
2.1.05.01.0001.810541 - (-) CUSTO DE TRANSACAO - DEBENTURES	184,173.24 D	14,724.26	15,856.66	183,040.84 D
2.1.06 - OBRIGACOES SOCIAIS TRABALHISTAS	4,333,453.74	5,218,543.78	8,212,074.14	7,326,984.10

BALANCETE CETREL (31/12/2016)

2.1.06.01 - OBRIGACOES TRABALHISTAS A PAGAR	125,580.39	1,620,852.39	5,142,333.40	3,647,061.40
2.1.06.01.0001 - SALARIOS A PAGAR	0 D	1,202,258.23	1,202,258.23	0 D
2.1.06.01.0001.628173 - SALARIOS A PAGAR	0 D	1,186,762.95	1,186,762.95	0 D
2.1.06.01.0001.671066 - PENSAO ALIMENTICIA	0 D	15,495.28	15,495.28	0 D
2.1.06.01.0004 - RESCISOES A PAGAR	0 D	77,576.10	77,576.10	0 D
2.1.06.01.0004.628176 - RESCISOES A PAGAR	0 D	77,576.10	77,576.10	0 D
2.1.06.01.0005 - PARTICIPACAO SOBRE RESULTADOS/PLR	0 D	0	3,522,440.51	3,522,440.51
2.1.06.01.0005.628177 - PLR - PARTIC.S/LUCROS OU RESULTADO	0 D	0	3,522,440.51	3,522,440.51
2.1.06.01.0006 - BENEFICIOS	125,580.39	299,541.47	298,581.97	124,620.89
2.1.06.01.0006.671068 - ASSISTENCIA MEDICA	0 D	169,282.10	169,282.10	0 D
2.1.06.01.0006.671069 - ASSISTENCIA ODONTOLOGICA	0 D	11,209.40	11,209.40	0 D
2.1.06.01.0006.671087 - PREVIDENCIA PRIVADA	99,783.98	99,783.98	97,922.43	97,922.43
2.1.06.01.0006.722357 - GREMIO E ASSOCIACOES	7,453.88	6,913.00	7,946.39	8,487.27
2.1.06.01.0006.722358 - SEGURO DE VIDA EM GRUPO	18,342.53	12,352.99	12,221.65	18,211.19
2.1.06.01.0100 - OUTROS PROVENTOS	0 D	41,476.59	41,476.59	0 D
2.1.06.01.0100.671067 - EMPRESTIMOS CONSIGNADOS	0 D	41,476.59	41,476.59	0 D
2.1.06.02 - OBRIGACOES SOCIAIS, PREV.TRIBUT.A REC.	937,945.85	1,493,437.17	1,663,453.93	1,107,962.61
2.1.06.02.0001 - FGTS A RECOLHER	147,465.58	181,601.92	201,956.56	167,820.22
2.1.06.02.0001.628180 - FGTS A RECOLHER	147,465.58	181,601.92	201,956.56	167,820.22
2.1.06.02.0002 - INSS A RECOLHER	595,565.98	1,117,716.90	1,065,460.27	543,309.35
2.1.06.02.0002.628181 - INSS A RECOLHER	595,565.98	1,117,716.90	1,065,460.27	543,309.35
2.1.06.02.0003 - IRRF A RECOLHER	190,551.72	189,755.78	392,246.28	393,042.22
2.1.06.02.0003.628182 - IRRF A RECOLHER	190,551.72	189,755.78	392,246.28	393,042.22
2.1.06.02.0004 - CONTRIBUICAO SINDICAL E OUTRAS	4,362.57	4,362.57	3,790.82	3,790.82
2.1.06.02.0004.628183 - CONTRIBUICAO SINDICAL E OUTRAS	4,362.57	4,362.57	3,790.82	3,790.82
2.1.06.03 - PROVISOES	3,269,927.50	2,104,254.22	1,406,286.81	2,571,960.09
2.1.06.03.0001 - PROVISOES DE 13 SALALRIO	1,262,185.83	1,874,227.12	612,041.29	0 D
2.1.06.03.0001.628184 - PROVISOES DE 13 SALARIO	924,668.10	1,372,445.97	447,777.87	0 D
2.1.06.03.0001.705700 - ENCARGOS SOBRE 13 SALARIOS	337,517.73	501,781.15	164,263.42	0 D
2.1.06.03.0002 - PROVISAO DE FERIAS	2,007,741.67	230,027.10	794,245.52	2,571,960.09
2.1.06.03.0002.628185 - PROVISAO DE FERIAS	1,470,856.85	184,383.29	597,725.60	1,884,199.16
2.1.06.03.0002.705701 - ENCARGOS SOBRE FERIAS	536,884.82	45,643.81	196,519.92	687,760.93
2.1.07 - TRIBUTOS A RECOLHER	1,423,828.72	2,871,180.32	3,416,783.34	1,969,431.74
2.1.07.01 - TRIBUTOS A RECOLHER	1,114,567.23	2,554,493.99	2,881,929.62	1,442,002.86
2.1.07.01.0004 - PIS A RECOLHER	137,801.94	347,881.97	210,935.35	855.32
2.1.07.01.0004.332023 - PIS S/ REC FIN A RECOLHER	598.54	621.65	878.43	855.32
2.1.07.01.0004.628229 - PIS A RECOLHER	137,203.40	347,260.32	210,056.92	0 D
2.1.07.01.0005 - COFINS A RECOLHER	635,363.51	1,616,099.72	985,999.74	5,263.53
2.1.07.01.0005.332024 - COFINS S/ REC FIN A RECOLHER	3,683.36	3,825.59	5,405.76	5,263.53
2.1.07.01.0005.628230 - COFINS A RECOLHER	631,680.15	1,612,274.13	980,593.98	0 D
2.1.07.01.0006 - ISS A RECOLHER	341,401.78	502,375.32	569,514.04	408,540.50
2.1.07.01.0006.628231 - ISS A RECOLHER	305,895.84	502,375.32	549,556.35	353,076.87
2.1.07.01.0006.980570 - ISS A RECOLHER - NÃO RETIDO	35,505.94	0	19,957.69	55,463.63
2.1.07.01.0010 - PIS/COFINS DIFERIDOS	0 D	0	1,027,343.51	1,027,343.51
2.1.07.01.0010.896730 - PIS/COFINS DIFERIDOS	0 D	0	1,027,343.51	1,027,343.51
2.1.07.01.0100 - OUTROS IMPOSTOS E CONTRIBUICOES RECOLHER	0 D	88,136.98	88,136.98	0 D
2.1.07.01.0100.662466 - IOF S/OPERACOES FINANCEIRAS	0 D	88,136.98	88,136.98	0 D
2.1.07.02 - TRIBUTOS RETIDOS DE TERCEIROS	309,261.49	316,686.33	534,853.72	527,428.88
2.1.07.02.0003 - IR RETIDO DE TERCEIROS	30,631.52	30,533.65	45,533.06	45,630.93
2.1.07.02.0003.628236 - IR RETIDO DE TERCEIROS	28,220.63	28,122.76	42,513.25	42,611.12
2.1.07.02.0003.662446 - IRRF S/SERVICOS TERCEIROS/PF	383.38	383.38	0	0 D
2.1.07.02.0003.662447 - IRRF S/ALUGUEIS	1,483.85	1,483.85	2,660.45	2,660.45
2.1.07.02.0003.662448 - IRRF S/ COOPERATIVA	543.66	543.66	359.36	359.36

BALANCETE CETREL (31/12/2016)

2.1.07.02.0004 - INSS RETIDO DE TERCEIROS	122,853.45	125,529.74	192,164.47	189,488.18
2.1.07.02.0004.628237 - INSS RETIDO DE TERCEIROS	121,421.12	125,529.74	192,164.47	188,055.85
2.1.07.02.0004.664386 - INSS RPA AUTONOMO	1,432.33	0	0	1,432.33
2.1.07.02.0006 - ISS RETIDO DE TERCEIROS	63,329.81	68,639.60	119,817.17	114,507.38
2.1.07.02.0006.646908 - ISS RETIDO DE TERCEIROS	63,329.81	68,639.60	119,817.17	114,507.38
2.1.07.02.0007 - CSLL/PIS/COFINS DE TERCEIROS	92,446.71	91,983.34	177,339.02	177,802.39
2.1.07.02.0007.652487 - CSLL/PIS/COFINS DE TERCEIROS	92,446.71	91,983.34	177,339.02	177,802.39
2.1.08 - OUTRAS CONTAS A PAGAR	1,212,143.57	1,212,193.52	1,426,649.74	1,426,599.79
2.1.08.01 - OUTRAS CONTAS A PAGAR	1,212,143.57	1,212,193.52	1,426,649.74	1,426,599.79
2.1.08.01.0002 - ADIANTAMENTO DE CLIENTES	138,741.99	138,791.92	49.93	0 D
2.1.08.01.0002.662866 - ADIANTAMENTO DE CLIENTES	138,741.99	138,791.92	49.93	0 D
2.1.08.01.0003 - OUTRAS CONTAS A PAGAR	1,073,401.58	1,073,401.60	1,426,599.81	1,426,599.79
2.1.08.01.0003.656606 - OUTRAS CONTAS A PAGAR	1,073,401.58	1,073,401.60	1,426,599.81	1,426,599.79
2.1.09 - DIVIDENDOS E JCP	142,492.10	19,757.38	4,611,834.30	4,734,569.02
2.1.09.01 - DIVIDENDOS E JCP A PAGAR	142,492.10	19,757.38	4,611,834.30	4,734,569.02
2.1.09.01.0001 - DIVIDENDOS A PAGAR	142,492.10	0	4,592,076.92	4,734,569.02
2.1.09.01.0001.840330 - ODEBRECHT UTILITIES SA	0 D	0	2,923,297.80	2,923,297.80
2.1.09.01.0001.858784 - MINORITARIOS CETREL	142,492.10	0	1,668,779.12	1,811,271.22
2.1.09.01.0002 - JCP A PAGAR	0 D	19,757.38	19,757.38	0 D
2.1.09.01.0002.858785 - MINORITARIOS CETREL	0 D	19,757.38	19,757.38	0 D
2.2 - NAO CIRCULANTE	234,142,317.44	2,581,528.78	5,617,867.24	237,178,655.90
2.2.01 - EMPRESTIMOS E FINANCIAMENTOS L.P.	7,209,520.97	452,448.81	2,961.43	6,760,033.59
2.2.01.01 - EMPREST.E FINANC.(PROJ.FINANCE)-M.NACION	7,209,520.97	452,448.81	2,961.43	6,760,033.59
2.2.01.01.0001 - BANCO COMERCIAL	7,209,520.97	452,448.81	2,961.43	6,760,033.59
2.2.01.01.0001.691834 - EMPRESTIMOS E FINANC - CETREL	7,254,466.82	452,448.81	0	6,802,018.01
2.2.01.01.0001.875390 - (-)CUSTO DE TRANSACAO	44,945.85 D	0	2,961.43	41,984.42 D
2.2.06 - PROVISOES	6,472,605.88	64,271.95	559,346.99	6,967,680.92
2.2.06.01 - PROVISOES PARA CONTINGENCIAS	6,472,605.88	64,271.95	559,346.99	6,967,680.92
2.2.06.01.0001 - PROVISOES PARA CONTINGENC.TRABALHISTAS	1,631,809.46	64,271.95	530,214.90	2,097,752.41
2.2.06.01.0001.628250 - PROVISOES PARA CONTINGENC.TRABALHISTAS	1,631,809.46	64,271.95	530,214.90	2,097,752.41
2.2.06.01.0002 - PROVISOES PARA CONTINGENC.TRIBUTARIAS	3,368,778.45	0	13,354.99	3,382,133.44
2.2.06.01.0002.628251 - PROVISOES PARA CONTINGENC.TRIBUTARIAS	3,368,778.45	0	13,354.99	3,382,133.44
2.2.06.01.0003 - PROVISOES PARA CONTINGENC.CIVEIS	1,472,017.97	0	15,777.10	1,487,795.07
2.2.06.01.0003.628252 - PROVISOES PARA CONTINGENC.CIVEIS	1,472,017.97	0	15,777.10	1,487,795.07
2.2.07 - OBRIGACOES TRIBUTARIAS DE LONGO PRAZO	90,004,450.55	395,760.57	0	89,608,689.98
2.2.07.02 - IMPOSTOS E CONTRIBUICOES DIFERIDOS	90,004,450.55	395,760.57	0	89,608,689.98
2.2.07.02.0003 - IRPJ/CSLL DIFERIDOS	90,004,450.55	395,760.57	0	89,608,689.98
2.2.07.02.0003.896791 - IRPJ DIFERIDO	66,179,743.13	291,000.42	0	65,888,742.71
2.2.07.02.0003.896792 - CSLL DIFERIDO	23,824,707.42	104,760.15	0	23,719,947.27
2.2.08 - DEBENTURES	97,124,006.85	1,041,600.00	14,724.26	96,097,131.11
2.2.08.01 - DEBENTURES A PAGAR	97,124,006.85	1,041,600.00	14,724.26	96,097,131.11
2.2.08.01.0001 - DEBENTURES A PAGAR (PROJ.FINANCE)	97,124,006.85	1,041,600.00	14,724.26	96,097,131.11
2.2.08.01.0001.664266 - DEBENTURES A PAGAR (PROJ.FINANCE)	97,920,000.00	1,041,600.00	0	96,878,400.00
2.2.08.01.0001.745024 - (-)CUSTO DE TRANSACAO - DEBENTURES	795,993.15 D	0	14,724.26	781,268.89 D
2.2.09 - OBRIGACOES A PAGAR COM PARTES RELACIONAD	33,331,733.19	627,447.45	5,040,834.56	37,745,120.30
2.2.09.01 - OBRIGACOES A PAGAR COM PARTES RELACIONAD	33,331,733.19	627,447.45	5,040,834.56	37,745,120.30
2.2.09.01.0001 - OBRIGACOES A PAGAR - RATEIO DESPESAS	205,844.91	423,272.14	439,189.97	221,762.74
2.2.09.01.0001.701318 - ODEBRECHT AMBIENTAL(RATEIO DESPESAS FOZ	205,844.91	423,272.14	439,189.97	221,762.74
2.2.09.01.0007 - CSC	204,175.31	204,175.31	113,455.14	113,455.14
2.2.09.01.0007.359088 - TI	117,732.77	117,732.77	59,308.08	59,308.08
2.2.09.01.0007.897550 - CSC	86,442.54	86,442.54	54,147.06	54,147.06
2.2.09.01.0016 - MUTUO	32,921,712.97	0	4,488,189.45	37,409,902.42
2.2.09.01.0016.332939 - DISTRIBUIDORA DE AGUA DE CAMAÇAR	32,921,712.97	0	4,488,189.45	37,409,902.42

BALANCETE CETREL (31/12/2016)

2.3 - PATRIMONIO LIQUIDO	472,516,564.09	4,692,908.25	100,831.33	467,924,487.17
2.3.01 - CAPITAL SOCIAL	240,021,818.30	0	0	240,021,818.30
2.3.01.01 - CAPITAL INTEGRALIZADO	240,021,818.30	0	0	240,021,818.30
2.3.01.01.0001 - CAPITAL SUBSCRITO	240,021,818.30	0	0	240,021,818.30
2.3.01.01.0001.628255 - CAPITAL SUBSCRITO	240,021,818.30	0	0	240,021,818.30
2.3.02 - RESERVAS DE CAPITAL	173,451,993.20	0	0	173,451,993.20
2.3.02.01 - RESERVAS DE CAPITAL	173,451,993.20	0	0	173,451,993.20
2.3.02.01.0001 - AGIO NA EMISSAO DE ACOES	140,082,006.95	0	0	140,082,006.95
2.3.02.01.0001.628257 - AGIO NA EMISSAO DE ACOES	140,082,006.95	0	0	140,082,006.95
2.3.02.01.0002 - RESERVAS DE CAPITAL	33,369,986.25	0	0	33,369,986.25
2.3.02.01.0002.768103 - RESERVAS DE CAPITAL	3,988,413.50	0	0	3,988,413.50
2.3.02.01.0002.850812 - RESERVA ESPECIAL DE AGIO	29,381,572.75	0	0	29,381,572.75
2.3.03 - RESERVAS DE LUCROS	38,065,706.70	2,265.74	2,265.74	38,065,706.70
2.3.03.01 - RESERVAS DE LUCROS	38,065,706.70	2,265.74	2,265.74	38,065,706.70
2.3.03.01.0001 - RESERVAS DE LUCROS	14,562,043.54	2,265.74	0	14,559,777.80
2.3.03.01.0001.628258 - RESERVAS DE LUCROS	14,562,043.54	2,265.74	0	14,559,777.80
2.3.03.01.0002 - RESERVA LEGAL	6,755,261.39	0	0	6,755,261.39
2.3.03.01.0002.628259 - RESERVA LEGAL	6,755,261.39	0	0	6,755,261.39
2.3.03.01.0007 - RESERVA PARA INCENTIVOS FISCAIS	16,748,401.77	0	2,265.74	16,750,667.51
2.3.03.01.0007.628264 - RESERVA PARA INCENTIVOS FISCAIS	16,748,401.77	0	2,265.74	16,750,667.51
2.3.04 - PREJUIZOS ACUMULADOS	691,475.63 D	4,617,086.10	73,556.41	5,235,005.32 D
2.3.04.01 - PREJUIZOS ACUMULADOS	691,475.63 D	4,617,086.10	73,556.41	5,235,005.32 D
2.3.04.01.0001 - RESULTADO DO EXERCICIO	0 D	4,592,076.92	0	4,592,076.92 D
2.3.04.01.0001.628265 - RESULTADO DO EXERCICIO	0 D	4,592,076.92	0	4,592,076.92 D
2.3.04.01.0002 - PREJUIZOS ACUMULADOS DE ANOS ANTERIORES	18,299,776.22 D	0	0	18,299,776.22 D
2.3.04.01.0002.628266 - PREJUIZOS ACUMULADOS	18,299,776.22 D	0	0	18,299,776.22 D
2.3.04.01.0004 - REALIZACAO DA RESERVAS DE REAVALIACAO	17,608,300.59	25,009.18	73,556.41	17,656,847.82
2.3.04.01.0004.193680 - REALIZACAO DA RESERVAS DE REAVALIACAO	18,483,621.89	0	73,556.41	18,557,178.30
2.3.04.01.0004.200257 - IRPJ / CSLL DIFERIDOS	875,321.30 D	25,009.18	0	900,330.48 D
2.3.06 - RESERVAS DE REAVALIACAO	21,668,521.52	73,556.41	25,009.18	21,619,974.29
2.3.06.01 - RESERVAS DE REAVALIACAO	21,668,521.52	73,556.41	25,009.18	21,619,974.29
2.3.06.01.0001 - RESERVAS DE REAVALIACAO	21,668,521.52	73,556.41	25,009.18	21,619,974.29
2.3.06.01.0001.858791 - RESERVAS DE REAVALIACAO	28,581,420.38	73,556.41	0	28,507,863.97
2.3.06.01.0001.858792 - IRPJ / CSLL DIFERIDOS	6,912,898.86 D	0	25,009.18	6,887,889.68 D
3 - RECEITAS	151,669,323.06	9,430,776.64	22,095,438.55	164,333,984.97
3.1 - RECEITAS OPERACIONAIS	127,916,350.10	7,644,892.11	18,674,551.83	138,946,009.82
3.1.21 - RECEITAS SERVICOS	144,795,072.46	5,918,551.02	18,318,547.26	157,195,068.70
3.1.21.01 - RECEITAS SERV. DE TRATAMENTO RESIDUOS	2,289,339.10	73,505.28	263,915.20	2,479,749.02
3.1.21.01.0001 - REC SERV. TRATAMENTO RESIDUOS - ATACADO	2,289,339.10	73,505.28	263,915.20	2,479,749.02
3.1.21.01.0001.978611 - INCINERADOR DE SÓLIDOS-INCENT.	2,198.77	0	0	2,198.77
3.1.21.01.0001.978612 - RESÍDUOS ESPECIAIS-INCENT.	2,281,645.14	73,505.28	263,915.20	2,472,055.06
3.1.21.01.0001.978613 - COPROCESSAMENTO	5,495.19	0	0	5,495.19
3.1.21.02 - SERV.TRATAM.AGUA E EFLUENTES USINA	106,278,026.71	5,312,036.65	13,936,964.08	114,902,954.14
3.1.21.02.0001 - TRATAM.AGUA E EFLUENTES USINA - ATACADO	106,278,026.71	5,312,036.65	13,936,964.08	114,902,954.14
3.1.21.02.0001.978630 - EFLUENTES ORGÂNICOS-INCENT.	88,678,264.59	4,057,592.73	11,123,883.79	95,744,555.65
3.1.21.02.0001.978631 - EFLUENTES INORGÂNICOS-INCENT.	17,599,762.12	1,254,443.92	2,813,080.29	19,158,398.49
3.1.21.03 - SERVICOS GERENCIAMENTO RESIDUOS USINA	37,258.46	0	0	37,258.46
3.1.21.03.0001 - GERENCIAMENTO RESIDUOS USINA - ATACADO	37,258.46	0	0	37,258.46
3.1.21.03.0001.773795 - GERENCIAMENTO RESIDUOS USINA - ATACADO	37,258.46	0	0	37,258.46
3.1.21.05 - MONITORAMENTO AMBIENTAL	31,524,066.14	533,009.09	3,811,164.18	34,802,221.23
3.1.21.05.0001 - MONITORAMENTO AMBIENTAL	31,524,066.14	533,009.09	3,811,164.18	34,802,221.23
3.1.21.05.0001.978632 - MONITORAMENTO DO AR	7,857,459.30	0	358,403.04	8,215,862.34
3.1.21.05.0001.978633 - MONITORAMENTO DO AR-INCENT.	6,433,275.53	50,253.17	671,923.44	7,054,945.80

BALANCETE CETREL (31/12/2016)

3.1.21.05.0001.978650 - MONITORAMENTO DE ÁGUA	4,252,389.25	0	389,087.93	4,641,477.18
3.1.21.05.0001.978651 - MONITORAMENTO DE ÁGUA-INCENT	10,591,294.66	378,405.92	2,232,061.46	12,444,950.20
3.1.21.05.0001.978652 - MONITORAMENTO OCEONOGRÁFICO	2,389,647.40	104,350.00	159,688.31	2,444,985.71
3.1.21.06 - CONSULTORIA AMBIENTAL	1,957,278.50	0	87,361.04	2,044,639.54
3.1.21.06.0001 - CONSULTORIA AMBIENTAL	1,957,278.50	0	87,361.04	2,044,639.54
3.1.21.06.0001.978670 - CONSULTORIA	194,403.61	0	30,594.87	224,998.48
3.1.21.06.0001.978690 - CONSULTORIA DO AR	343,699.95	0	0	343,699.95
3.1.21.06.0001.978711 - CONSULTORIA SOLO E ÁGUAS SUBT	1,419,174.94	0	56,766.17	1,475,941.11
3.1.21.08 - LABORATÓRIO	2,709,103.55	0	219,142.76	2,928,246.31
3.1.21.08.0001 - LABORATÓRIO	2,709,103.55	0	219,142.76	2,928,246.31
3.1.21.08.0001.978570 - LABORATÓRIO	2,709,103.55	0	219,142.76	2,928,246.31
3.1.50 - DEDUCOES DA RECEITA (-)	1,537,482.20 D	28,749.32	0	1,566,231.52 D
3.1.50.01 - DEDUCOES DA RECEITA (-)	1,537,482.20 D	28,749.32	0	1,566,231.52 D
3.1.50.01.0003 - CANCELAMENTOS (-)	1,537,482.20 D	28,749.32	0	1,566,231.52 D
3.1.50.01.0003.623372 - CANCELAMENTOS (-)	474,802.30 D	2,195.88	0	476,998.18 D
3.1.50.01.0003.980530 - CANCELAMENTOS RECEITA INCENTIVADA	1,062,679.90 D	26,553.44	0	1,089,233.34 D
3.1.60 - TRIBUTOS SOBRE FATURAMENTO (-)	17,634,608.39 D	1,696,391.77	180,914.12	19,150,086.04 D
3.1.60.01 - TRIBUTOS (-)	17,634,608.39 D	1,696,391.77	180,914.12	19,150,086.04 D
3.1.60.01.0001 - PIS (-)	2,363,750.24 D	204,570.64	445.07	2,567,875.81 D
3.1.60.01.0001.623373 - PIS (-)	309,108.18 D	18,267.76	0	327,375.94 D
3.1.60.01.0001.980430 - PIS - RECEITA INCENTIVADA (-)	2,054,642.06 D	186,302.88	445.07	2,240,499.87 D
3.1.60.01.0002 - COFINS (-)	10,887,576.85 D	942,264.78	2,050.01	11,827,791.62 D
3.1.60.01.0002.623374 - COFINS (-)	1,423,771.02 D	84,142.43	0	1,507,913.45 D
3.1.60.01.0002.980450 - COFINS - RECEITA INCENTIVADA (-)	9,463,805.83 D	858,122.35	2,050.01	10,319,878.17 D
3.1.60.01.0003 - ISS (-)	4,383,281.30 D	549,556.35	178,419.04	4,754,418.61 D
3.1.60.01.0003.623375 - ISS (-)	610,920.28 D	35,036.77	3,196.38	642,760.67 D
3.1.60.01.0003.980470 - ISS - RECEITA INCENTIVADA (-)	3,772,361.02 D	514,519.58	175,222.66	4,111,657.94 D
3.1.70 - OUTRAS RECEITAS OPERACIONAIS	2,293,368.23	1,200.00	175,090.45	2,467,258.68
3.1.70.01 - OUTRAS RECEITAS OPERACIONAIS	2,293,368.23	1,200.00	175,090.45	2,467,258.68
3.1.70.01.0001 - RECEITAS ENTRE PARTES RELACIONADAS	1,975,819.94	0	174,385.45	2,150,205.39
3.1.70.01.0001.625747 - CETREL LUMINA TECNOLOGIA E ENG.AMBIENTAL	1,975,819.94	0	174,385.45	2,150,205.39
3.1.70.01.0100 - OUTRAS RECEITAS OPERACIONAIS	317,548.29	1,200.00	705	317,053.29
3.1.70.01.0100.622729 - OUTRAS RECEITAS OPERACIONAIS	303,676.94	1,200.00	0	302,476.94
3.1.70.01.0100.789709 - RECEITA NA VENDA DE SUCATAS	13,871.35	0	705	14,576.35
3.2 - RECEITAS FINANCEIRAS	2,727,632.32	19,473.84	145,626.00	2,853,784.48
3.2.01 - RECEITAS FINANCEIRAS	2,719,187.18	19,473.84	144,943.23	2,844,656.57
3.2.01.01 - RECEITAS FINANCEIRAS	2,851,795.69	13,354.99	144,943.23	2,983,383.93
3.2.01.01.0001 - PARTES RELACIONADAS - MUTUO	10,526.72	0	0	10,526.72
3.2.01.01.0001.031208 - DISTRIBUIDORA DE AGUA CAMACAR	10,526.72	0	0	10,526.72
3.2.01.01.0003 - ATUALIZACOES MONETARIAS	590,476.19	13,354.99	80,363.15	657,484.35
3.2.01.01.0003.623383 - ATUALIZACOES MONETARIAS	590,476.19	13,354.99	80,363.15	657,484.35
3.2.01.01.0005 - DESCONTOS CONDICIONAIS OBTIDOS	14,875.59	0	0	14,875.59
3.2.01.01.0005.623385 - DESCONTOS CONDICIONAIS OBTIDOS	14,875.59	0	0	14,875.59
3.2.01.01.0007 - JUROS SOBRE ATRASO DE PAGAMENTO	127.9	0	2,055.62	2,183.52
3.2.01.01.0007.623387 - ENCARGOS S/ ATRASO DE PAGAMENTO	127.9	0	2,055.62	2,183.52
3.2.01.01.0009 - RENDIMENTOS SOBRE APLICACAO FINANCEIRA	2,235,789.29	0	62,524.46	2,298,313.75
3.2.01.01.0009.657747 - RENDIMENTOS S/APLICACAO FINANCEIRA	2,235,789.29	0	62,524.46	2,298,313.75
3.2.01.02 - TRIBUTOS SOBRE RECEITAS FINANCEIRAS	132,608.51 D	6,118.85	0	138,727.36 D
3.2.01.02.0001 - PIS E COFINS	132,608.51 D	6,118.85	0	138,727.36 D
3.2.01.02.0001.328331 - PIS	18,536.67 D	855.32	0	19,391.99 D
3.2.01.02.0001.328332 - COFINS	114,071.84 D	5,263.53	0	119,335.37 D
3.2.02 - RECEITA DE AJUSTE A VALOR PRESENTE	8,445.14	0	682.77	9,127.91
3.2.02.01 - RECEITA DE AJUSTE A VALOR PRESENTE	8,445.14	0	682.77	9,127.91

BALANCETE CETREL (31/12/2016)

3.2.02.01.0001 - RECEITA DE AJUSTE A VALOR PRESENTE	8,445.14	0	682.77	9,127.91
3.2.02.01.0001.623389 - RECEITA DE AJUSTE A VALOR PRESENTE	8,445.14	0	682.77	9,127.91
3.3 - RESULTADO DE PARTICIPACOES SOCIETARIAS	21,025,340.64	1,766,410.69	3,275,260.72	22,534,190.67
3.3.01 - EQUIVALENCIA PATRIMONIAL	21,025,340.64	1,766,410.69	3,275,260.72	22,534,190.67
3.3.01.01 - GANHOS(PERDAS) NOS INVEST.COLIG/CONTROL	21,025,340.64	1,766,410.69	3,275,260.72	22,534,190.67
3.3.01.01.0001 - CONTROLADAS	21,025,340.64	1,766,410.69	3,275,260.72	22,534,190.67
3.3.01.01.0001.194860 - ANAMB ¿ ANALISES AMBIENTAIS	148,286.47	0	0	148,286.47
3.3.01.01.0001.841990 - CETREL BIOENERGIA	1,399,453.41 D	158,323.81	66,074.96	1,491,702.26 D
3.3.01.01.0001.850491 - DISTRIBUIDORA DE AGUA CAMACAR	22,276,507.58	1,608,086.88	3,209,185.76	23,877,606.46
4 - CUSTOS / DESPESAS	136,469,562.80	34,383,478.34	24,307,062.83	146,545,978.31
4.1 - CUSTOS	76,957,966.12	18,806,780.06	10,296,363.96	85,468,382.22
4.1.01 - CUSTOS OPERACIONAIS	64,845,179.02	17,483,187.74	8,219,272.56	74,109,094.20
4.1.01.01 - CUSTO COM PESSOAL	25,895,982.11	7,171,765.72	1,815,130.56	31,252,617.27
4.1.01.01.0001 - REMUNERACOES	13,009,027.44	1,291,318.72	128,263.96	14,172,082.20
4.1.01.01.0001.622210 - SALARIOS	8,910,445.17	779,715.11	3,587.71	9,686,572.57
4.1.01.01.0001.622211 - FERIAS	0	118,936.93	118,936.93	0
4.1.01.01.0001.622213 - ADICIONAL NOTURNO	469,461.64	47,186.05	0	516,647.69
4.1.01.01.0001.622215 - ADICIONAL POR PERICULOSIDADE	2,289,705.80	215,807.57	0	2,505,513.37
4.1.01.01.0001.622216 - AVISO PREVIO	266,993.65	30,635.82	0	297,629.47
4.1.01.01.0001.622217 - BOLSA DE ESTAGIO	131,354.97	12,360.00	0	143,714.97
4.1.01.01.0001.622219 - HORA EXTRA	338,970.71	29,409.77	0	368,380.48
4.1.01.01.0001.622220 - OUTROS PROVENTOS	5,039.48 C	913.33	5,739.32	9,865.47 C
4.1.01.01.0001.665366 - HONORARIOS DA DIRETORIA	607,134.98	56,354.14	0	663,489.12
4.1.01.01.0002 - BENEFICIOS	4,971,600.72	551,711.11	66,607.95	5,456,703.88
4.1.01.01.0002.622221 - ALIMENTACAO	976,813.89	95,492.46	7,762.18	1,064,544.17
4.1.01.01.0002.622222 - ASSISTENCIA MEDICA	1,064,031.49	135,841.73	48,621.22	1,151,252.00
4.1.01.01.0002.622223 - EXAMES MEDICOS	110,461.60	4,420.34	0	114,881.94
4.1.01.01.0002.622224 - ASSISTENCIA ODONTOLOGICA	3,892.11	9,182.20	9,036.00	4,038.31
4.1.01.01.0002.622226 - TREINAMENTOS	117,848.86	67,376.05	741.56	184,483.35
4.1.01.01.0002.622227 - GREMIO E ASSOCIACOES	16,998.45	2,495.85	0	19,494.30
4.1.01.01.0002.622228 - ODEPREV	219,840.89	23,030.02	0	242,870.91
4.1.01.01.0002.622229 - SEGURO DE VIDA EM GRUPO	76,475.46	6,346.74	162.9	82,659.30
4.1.01.01.0002.622230 - TRANSPORTE DE PESSOAL	2,007,253.29	132,297.31	86.09	2,139,464.51
4.1.01.01.0002.622231 - VALE TRANSPORTE	98,186.76	6,266.50	198	104,255.26
4.1.01.01.0002.622232 - OUTROS BENEFICIOS	279,797.92	68,961.91	0	348,759.83
4.1.01.01.0003 - PARTICIPAÇÃO SOBRE RESULTADOS/PLR	256,552.00 C	2,251,426.86	0	1,994,874.86
4.1.01.01.0003.622234 - PARTICIPAÇÃO S/LUCROS OU RESULTADOS/PLR	256,552.00 C	2,251,426.86	0	1,994,874.86
4.1.01.01.0004 - ENCARGOS SOCIAIS, TRABALHISTAS E PREVID.	5,746,409.22	1,153,954.01	525,586.69	6,374,776.54
4.1.01.01.0004.622236 - ENCARGOS S/PROVISAO DE 13	274,155.17	133,682.85	407,838.02	0
4.1.01.01.0004.622237 - ENCARGOS S/PROVISAO DE FERIAS	14,794.22 C	160,557.79	28,997.05	116,766.52
4.1.01.01.0004.622239 - FGTS SOBRE SALARIOS	1,438,597.36	199,640.07	0	1,638,237.43
4.1.01.01.0004.622240 - INSS SOBRE SALARIOS	4,048,450.91	660,073.30	88,751.62	4,619,772.59
4.1.01.01.0005 - PROVISAO	2,425,496.73	1,923,355.02	1,094,671.96	3,254,179.79
4.1.01.01.0005.622243 - PROVISAO DE 13 SALARIO	889,118.50	1,454,707.53	1,094,671.96	1,249,154.07
4.1.01.01.0005.622244 - PROVISAO DE FERIAS	1,536,378.23	468,647.49	0	2,005,025.72
4.1.01.02 - CUSTOS COM MATERIAIS	5,354,805.02	2,019,909.53	1,507,792.44	5,866,922.11
4.1.01.02.0001 - MATERIAIS	5,271,247.34	1,992,566.40	1,500,520.09	5,763,293.65
4.1.01.02.0001.206519 - MATERIAL DE INSTRUMENTACAO	875,764.91	442,086.86	2,522.92	1,315,328.85
4.1.01.02.0001.622245 - COMBUSTIVEIS E LUBRIFICANTES	943,549.23	71,989.48	16,337.49	999,201.22
4.1.01.02.0001.622246 - EQUIPAMENTOS E FERRAMENTAS	353,917.25	106,531.35	414,354.06	46,094.54
4.1.01.02.0001.622247 - IMPRESSOS E FORMULARIOS	42,616.90	4,646.72	701.07	46,562.55
4.1.01.02.0001.622248 - MATERIAIS DE LIMPEZA E HIGIENE	6,703.46	4,966.00	4,758.60	6,910.86
4.1.01.02.0001.622249 - MATERIAIS HIDRAULICOS	34,795.07	6,326.50	29,240.29	11,881.28

BALANCETE CETREL (31/12/2016)

4.1.01.02.0001.622251 - MATERIAL DE CONSTRUCAO	0	4,674.54	4,674.54	0
4.1.01.02.0001.622252 - MATERIAL DE EXPEDIENTE, USO E CONSUMO	171,858.68	28,537.52	6,852.11	193,544.09
4.1.01.02.0001.622253 - MATERIAL ELETRICO	328,123.32	261,887.88	230,598.76	359,412.44
4.1.01.02.0001.622255 - MATERIAL DE PAVIMENTACAO E CALCAMENTO	0	10,783.04	10,783.04	0
4.1.01.02.0001.622256 - MATERIAL DE MANUTENCAO DE VEICULOS	98,979.18	2,817.86	1,253.79	100,543.25
4.1.01.02.0001.622257 - MATERIAL DE MANUTENCAO ELETROMECANICA	0	199.74	146.4	53.34
4.1.01.02.0001.622260 - MATERIAL DE SEGURANCA E PROTECAO - EPC	6,709.56	0	0	6,709.56
4.1.01.02.0001.622261 - MATERIAL DE SEGURANCA E PROTECAO - EP	113,164.33	8,532.14	797.41	120,899.06
4.1.01.02.0001.622262 - MATERIAL LABORATORIAL	1,560,272.63	239,384.75	1,652.69	1,798,004.69
4.1.01.02.0001.622264 - MATERIAIS DE MANUTENCAO DE EQUIPAMENTO	599,868.19	133,295.80	79,468.76	653,695.23
4.1.01.02.0001.622265 - OUTROS MATERIAIS	92,006.94	663,769.77	696,378.16	59,398.55
4.1.01.02.0001.642166 - UNIFORMES	42,917.69	2,136.45	0	45,054.14
4.1.01.02.0002 - MATERIAL QUIMICO DE TRATAMENTO	83,557.68	27,343.13	7,272.35	103,628.46
4.1.01.02.0002.739063 - MATERIAL QUIMICO DE TRATAMENTO	83,557.68	27,343.13	7,272.35	103,628.46
4.1.01.03 - CUSTOS COM SERVICOS	29,437,541.11	6,824,634.86	3,869,134.22	32,393,041.75
4.1.01.03.0001 - ALUGUEIS E CONDOMINIOS PESSOA JURIDICA	1,313,667.62	184,398.30	45,708.00	1,452,357.92
4.1.01.03.0001.622268 - ALUGUEIS DE MAQUINAS E EQUIPAMENTOS PJ	478,305.16	79,918.07	0	558,223.23
4.1.01.03.0001.622269 - ALUGUEIS DE VEICULOS PJ	683,226.96	100,738.90	45,708.00	738,257.86
4.1.01.03.0001.622271 - OUTROS ALUGUEIS PJ	152,135.50	3,741.33	0	155,876.83
4.1.01.03.0002 - ALUGUEIS PESSOA FISICA	66,785.60	25,671.36	12,835.68	79,621.28
4.1.01.03.0002.622272 - ALUGUEIS DE IMOVEIS PF	42,785.60	25,671.36	12,835.68	55,621.28
4.1.01.03.0002.622273 - OUTROS ALUGUEIS PF	24,000.00	0	0	24,000.00
4.1.01.03.0003 - COMUNICACAO	312,774.00	25,317.27	13,863.14	324,228.13
4.1.01.03.0003.622274 - CORREIOS	78,764.33	5,374.13	0	84,138.46
4.1.01.03.0003.622275 - INTERNET	76,268.94	8,713.53	0	84,982.47
4.1.01.03.0003.622276 - RADIO E COMUNICACAO	11,747.63	440.34	0	12,187.97
4.1.01.03.0003.622277 - TELEFONIA FIXA	55,803.08	5,162.37	1,760.00	59,205.45
4.1.01.03.0003.622278 - TELEFONIA MOVEL	90,190.02	5,626.90	12,103.14	83,713.78
4.1.01.03.0004 - MANUTENCOES	7,845,200.96	769,565.64	6,389.97	8,608,376.63
4.1.01.03.0004.206470 - MANUTENCAO DE ELÉTRICA	1,749,738.73	195,502.22	0	1,945,240.95
4.1.01.03.0004.206471 - MANUTENCAO DE INSTRUMENTACAO	52,877.51	4,070.76	0	56,948.27
4.1.01.03.0004.622279 - MANUTENCAO DE IMOVEIS	3,154,312.36	293,009.33	0	3,447,321.69
4.1.01.03.0004.622280 - MANUTENCAO DE INFORMATICA	4,432.32	55	55	4,432.32
4.1.01.03.0004.622281 - MANUTENCAO DE MAQUINAS E EQUIPAMENTOS	2,701,508.41	259,345.73	0	2,960,854.14
4.1.01.03.0004.622284 - MANUTENCAO DE VEICULOS	182,331.63	17,582.60	6,334.97	193,579.26
4.1.01.03.0005 - AUDITORIAS, CONSULTORIAS E ASSESSORIAS	2,142,578.59	324,562.68	56,166.62	2,410,974.65
4.1.01.03.0005.622287 - CONSULTORIA / ASSESSORIAS	2,142,578.59	306,512.68	38,116.62	2,410,974.65
4.1.01.03.0005.626806 - CONSULTORIA TECNICA	0	18,050.00	18,050.00	0
4.1.01.03.0006 - SERVICOS PESSOA JURIDICA	8,046,055.21	4,574,442.17	3,648,791.96	8,971,705.42
4.1.01.03.0006.189391 - SERVIÇO DE APOIO OPERACIONAL	324,569.92	36,103.68	518	360,155.60
4.1.01.03.0006.360070 - SERVIÇO DE SONDAGEM PJ	373,373.50	0	0	373,373.50
4.1.01.03.0006.622290 - SERVICO DE ANALISE LABORATORIAL PJ	804,594.05	59,404.37	0	863,998.42
4.1.01.03.0006.622292 - SERVICO DE LAVANDERIA PJ	97,982.69	12,270.92	0	110,253.61
4.1.01.03.0006.622293 - SERVICO DE LIMPEZA E HIGIENE PJ	1,037,902.24	93,817.50	0	1,131,719.74
4.1.01.03.0006.622296 - SERVICO DE VIGILANCIA PJ	2,855,108.27	279,751.86	4,538.75	3,130,321.38
4.1.01.03.0006.622297 - SERVICO TOPOGRAFICO PJ	64,698.00	11,214.80	0	75,912.80
4.1.01.03.0006.622299 - TRANSPORTE DE RESIDUOS SOLIDOS PJ	246,803.39	180,625.60	11,494.95	415,934.04
4.1.01.03.0006.622300 - TRANSPORTES, FRETES E CARRETOS PJ	208,494.43	109,680.86	0	318,175.29
4.1.01.03.0006.622301 - OUTROS SERVICOS DE TERCEIROS PJ	1,032,040.24	3,731,653.10	3,631,280.05	1,132,413.29
4.1.01.03.0006.642606 - DESENVOL. E MANUTENCAO DE SOFTWARE	519,752.61	25,645.60	0	545,398.21
4.1.01.03.0006.648231 - SERVICOS GRAFICOS	33,527.78	2,647.80	960.21	35,215.37
4.1.01.03.0006.703174 - TRATAMENTO DE RESIDUOS QUIMICOS	70,827.71	786.36	0	71,614.07
4.1.01.03.0006.704253 - MAO DE OBRA TEMPORARIA	320,773.88	30,839.72	0	351,613.60

BALANCETE CETREL (31/12/2016)

4.1.01.03.0006.720630 - DISPOSICAO FINAL DE RESIDUOS SOLIDOS	55,606.50	0	0	55,606.50
4.1.01.03.0007 - SERVICOS PESSOA FISICA	30,269.71	3,615.24	119	33,765.95
4.1.01.03.0007.622313 - TRANSPORTES, FRETES E CARRETOS PF	0	2,965.24	119	2,846.24
4.1.01.03.0007.622314 - OUTROS SERVICOS DE TERCEIROS PF	30,269.71	650	0	30,919.71
4.1.01.03.0008 - ENERGIA ELETRICA	9,680,209.42	917,062.20	85,259.85	10,512,011.77
4.1.01.03.0008.622315 - ENERGIA ELETRICA AGUA	0	1,184.72	1,184.72	0
4.1.01.03.0008.858803 - ENERGIA ELETRICA	9,680,209.42	915,877.48	84,075.13	10,512,011.77
4.1.01.04 - CUSTO COM VIAGENS	221,571.07	53,486.69	986	274,071.76
4.1.01.04.0001 - CUSTO COM VIAGENS	221,571.07	53,486.69	986	274,071.76
4.1.01.04.0001.622317 - HOSPEDAGEM	45,504.79	5,966.52	0	51,471.31
4.1.01.04.0001.622318 - PASSAGENS	94,705.11	25,136.46	400	119,441.57
4.1.01.04.0001.622319 - OUTRAS DESPESAS COM VIAGENS	81,361.17	22,235.17	586	103,010.34
4.1.01.04.0001.930750 - REFEICAO	0	148.54	0	148.54
4.1.01.05 - TRIBUTOS, TAXAS E CONTRIBUICOES	2,240,720.77	173,430.10	28,301.91	2,385,848.96
4.1.01.05.0001 - FEDERAIS	291,994.45	18,144.85	28,301.91	281,837.39
4.1.01.05.0001.622324 - OUTROS TRIBUTOS E TAXAS	291,994.45	18,144.85	28,301.91	281,837.39
4.1.01.05.0002 - ESTADUAIS	220,479.52	1,930.53	0	222,410.05
4.1.01.05.0002.622326 - IPVA E SEGURO OBRIGATORIO	16,252.60	0	0	16,252.60
4.1.01.05.0002.622329 - OUTROS TRIBUTOS E TAXAS	204,226.92	1,930.53	0	206,157.45
4.1.01.05.0003 - MUNICIPAIS	1,728,246.80	153,354.72	0	1,881,601.52
4.1.01.05.0003.622330 - IPTU	1,307,422.05	118,856.59	0	1,426,278.64
4.1.01.05.0003.622334 - TRF - TAXA DE FISCALIZACAO	40,637.31	0	0	40,637.31
4.1.01.05.0003.622335 - OUTROS TRIBUTOS E TAXAS	380,187.44	34,498.13	0	414,685.57
4.1.01.06 - CUSTOS ENTRE PARTES RELACIONADAS	849,391.00	0	0	849,391.00
4.1.01.06.0001 - CUSTOS ENTRE PARTES RELACIONADAS	814,391.00	0	0	814,391.00
4.1.01.06.0001.625806 - CETREL LUMINA	500,000.00	0	0	500,000.00
4.1.01.06.0001.830530 - REPASSE CUSTOS FEL / FTP	314,391.00	0	0	314,391.00
4.1.01.06.0004 - CUSTO SERVIÇO ASA (SEM CRED PIS/COFINS)	35,000.00	0	0	35,000.00
4.1.01.06.0004.830497 - OUTRAS ASSESSORIAS E CONSULTORIAS	35,000.00	0	0	35,000.00
4.1.01.07 - SERVICOS MEDIDOS S/ CREDITO	52,078.13	1,139,190.76	986,655.73	204,613.16
4.1.01.07.0001 - SERVICOS MEDIDOS S/ CREDITO	52,078.13	1,139,190.76	986,655.73	204,613.16
4.1.01.07.0001.801339 - ALUGUEIS DE MAQUINAS E EQUIPAMENTOS PJ	4,847.96	19,570.00	26,341.44	1,923.48 C
4.1.01.07.0001.801340 - MANUTENCAO DE MAQUINAS E EQUIPAMENTOS	218,285.22	221,417.88	218,285.22	221,417.88
4.1.01.07.0001.802332 - CONSULTORIA / ASSESSORIA	3,664.00 C	0	0	3,664.00 C
4.1.01.07.0001.803727 - OUTROS SERVICOS DE TERCEIROS	0	2,389.91	0	2,389.91
4.1.01.07.0001.803729 - PROVISAO ENERGIA ELETRICA	167,391.05 C	895,812.97	742,029.07	13,607.15 C
4.1.01.50 - OUTROS CUSTOS	793,089.81	100,770.08	11,271.70	882,588.19
4.1.01.50.0001 - SEGUROS	447,220.63	68,878.74	0	516,099.37
4.1.01.50.0001.622829 - SEGUROS DE RESPONSABILIDADE CIVIL	63,345.07	10,877.70	0	74,222.77
4.1.01.50.0001.622830 - SEGUROS DE VEICULOS	23,376.76	1,857.09	0	25,233.85
4.1.01.50.0001.622832 - SEGUROS OPERACIONAIS	220,634.58	44,111.96	0	264,746.54
4.1.01.50.0001.995850 - SEGUROS DE RISCOS DIVERSOS	139,864.22	12,031.99	0	151,896.21
4.1.01.50.0002 - OUTROS CUSTOS OPERACIONAIS	345,869.18	31,891.34	11,271.70	366,488.82
4.1.01.50.0002.622866 - ASSOCIACOES DE CLASSES	17,888.17	180	0	18,068.17
4.1.01.50.0002.622871 - CONTINGENCIAS TRABALHISTAS	130.62	0	0	130.62
4.1.01.50.0002.651046 - OUTROS CUSTOS OPERACIONAIS	3,810.20	0	0	3,810.20
4.1.01.50.0002.691027 - CONDUCAO E ALIMENTACAO	195,592.77	17,298.24	11,271.70	201,619.31
4.1.01.50.0002.858804 - EMOLUMENTOS E CARTORIO	1,194.69	479.53	0	1,674.22
4.1.01.50.0002.858805 - LIVROS/JORNAIS/REVISTAS/PERIODICOS	2,510.00	0	0	2,510.00
4.1.01.50.0002.876430 - EVENTOS E PATROCINIOS	124,742.73	13,933.57	0	138,676.30
4.1.02 - CUSTOS C/DEPRECIACAO E AMORTIZACAO	13,754,876.70	1,304,299.20	0	15,059,175.90
4.1.02.01 - CUSTOS C/DEPRECIACAO	12,307,139.14	1,172,195.25	0	13,479,334.39
4.1.02.01.0001 - CUSTOS COM DEPRECIACAO	12,307,139.14	1,172,195.25	0	13,479,334.39

BALANCETE CETREL (31/12/2016)

4.1.02.01.0001.622872 - VEICULOS E EMBARCACOES	60,125.81	4,510.06	0	64,635.87
4.1.02.01.0001.623167 - MOVEIS E UTENSILIOS	123,163.78	12,271.19	0	135,434.97
4.1.02.01.0001.623170 - EQUIPAMENTOS DE INFORMATICA	17,655.62	2,432.42	0	20,088.04
4.1.02.01.0001.623171 - EDIFICACOES E INSTALACOES	832,006.14	81,241.08	0	913,247.22
4.1.02.01.0001.660907 - INSTALACOES ESPECIFICAS	19,098.84	1,763.72	0	20,862.56
4.1.02.01.0001.718247 - MAQS E EQUIPS(NAO TOMA CRED.PIS/COFINS)	4,987,211.28	493,865.94	0	5,481,077.22
4.1.02.01.0001.730197 - EDIFIC/INSTAL (NAO TOMA CRED.PIS/COFINS)	985,249.87	89,565.99	0	1,074,815.86
4.1.02.01.0001.800138 - VEICULOS (NAO TOMA CRED.PIS/COFINS)	45,576.63	4,143.33	0	49,719.96
4.1.02.01.0001.977650 - BARRAGENS E CANAIS	102,936.57	9,252.09	0	112,188.66
4.1.02.01.0001.977670 - BARR. CANAIS (NAO TOMA CRED.PIS/COFINS)	151,257.70	13,750.70	0	165,008.40
4.1.02.01.0001.977671 - TUBULACOES	1,825,715.65	167,276.58	0	1,992,992.23
4.1.02.01.0001.977690 - TUBULACOES (NAO TOMA CRED.PIS/COFINS)	1,224,640.06	111,329.72	0	1,335,969.78
4.1.02.01.0001.977710 - CONJUNTO DE VALOS	481,764.41	51,333.01	0	533,097.42
4.1.02.01.0001.977730 - CONJ. VALOS (NAO TOMA CRED.PIS/COFINS)	142,624.02	12,965.82	0	155,589.84
4.1.02.01.0001.977731 - POCOS ARTESIANOS	97,397.37	7,599.79	0	104,997.16
4.1.02.01.0001.977750 - DEPRECIACAO REAVALIAÇÃO	799,084.99	72,644.09	0	871,729.08
4.1.02.01.0001.977751 - DEPRECIACAO LEI 820C	376,503.93	34,227.63	0	410,731.56
4.1.02.01.0001.977771 - EXAUSTÃO ¿ CETREL LEI 8200	2,148.30	195.3	0	2,343.60
4.1.02.01.0001.980590 - EQUIP INFORMÁT(NÃO TOMA CRED.PIS/COFINS)	32,978.17	1,826.79	0	34,804.96
4.1.02.02 - CUSTOS COM AMORTIZACAO	1,446,490.93	131,990.62	0	1,578,481.55
4.1.02.02.0001 - CUSTOS COM AMORTIZACAO	1,446,490.93	131,990.62	0	1,578,481.55
4.1.02.02.0001.623172 - AQUISICAO DE SOFTWARE	6,678.88	589.41	0	7,268.29
4.1.02.02.0001.652427 - BENFEITORIAS EM IMOVEIS DE TERCEIROS	1,143,676.99	104,268.04	0	1,247,945.03
4.1.02.02.0001.980591 - AQUIS SOFTWARE(NÃO TOMA CRED.PIS/COFINS)	296,135.06	27,133.17	0	323,268.23
4.1.02.03 - AMORTIZACAO DO INTANGIVEL EM OPERACAO	1,246.63	113.33	0	1,359.96
4.1.02.03.0003 - MAQUINAS E EQUIPAMENTOS - CPC	1,246.63	113.33	0	1,359.96
4.1.02.03.0003.729870 - MAQUINAS E EQUIPAMENTOS - CPC	1,246.63	113.33	0	1,359.96
4.1.03 - CREDITO PIS/COFINS/ICMS SOBRE CUSTOS (-)	1,642,089.60 C	19,293.12	2,077,091.40	3,699,887.88 C
4.1.03.01 - CREDITO DE PIS/COFINS/ICMS (-)	1,642,089.60 C	19,293.12	2,077,091.40	3,699,887.88 C
4.1.03.01.0001 - CREDITO DE PIS (-)	292,915.72 C	3,441.50	370,508.21	659,982.43 C
4.1.03.01.0001.623179 - CREDITO DE PIS (-)	292,915.72 C	3,441.50	370,508.21	659,982.43 C
4.1.03.01.0002 - CREDITO DE COFINS (-)	1,349,173.88 C	15,851.62	1,706,583.19	3,039,905.45 C
4.1.03.01.0002.623180 - CREDITO DE COFINS (-)	1,349,173.88 C	15,851.62	1,706,583.19	3,039,905.45 C
4.3 - DESPESAS ADMINISTRATIVAS	36,198,673.51	7,930,441.95	11,726,611.43	32,402,504.03
4.3.01 - DESPESAS ADMINISTRATIVAS	25,022,234.63	4,921,661.32	9,732,682.86	20,211,213.09
4.3.01.01 - DESPESAS COM PESSOAL	6,542,830.50	2,611,062.99	608,039.19	8,545,854.30
4.3.01.01.0001 - REMUNERACOES	2,588,848.20	315,674.26	101,857.91	2,802,664.55
4.3.01.01.0001.623225 - SALARIOS	1,985,734.00	200,131.82	11,564.65	2,174,301.17
4.3.01.01.0001.623226 - FERIAS	0	36,070.96	36,070.96	0
4.3.01.01.0001.623228 - ADICIONAL NOTURNO	2,382.96	0	0	2,382.96
4.3.01.01.0001.623229 - AVISO PREVIO	10,456.02	0	0	10,456.02
4.3.01.01.0001.623230 - BOLSA DE ESTAGIO	726	0	0	726
4.3.01.01.0001.623232 - HORA EXTRA	1,980.32	12,948.65	0	14,928.97
4.3.01.01.0001.623233 - OUTROS PROVENTOS	27,499.38	9,301.08	50,829.79	14,029.33 C
4.3.01.01.0001.666586 - ADICIONAL DE PERICULOSIDADE	560,069.52	57,221.75	3,392.51	613,898.76
4.3.01.01.0002 - BENEFICIOS	1,185,611.12	176,564.92	68,908.10	1,293,267.94
4.3.01.01.0002.623234 - ALIMENTACAO	283,272.13	26,056.21	0	309,328.34
4.3.01.01.0002.623235 - ASSISTENCIA MEDICA	196,597.69	33,896.04	14,076.90	216,416.83
4.3.01.01.0002.623236 - EXAMES MEDICOS	13,987.45	0	0	13,987.45
4.3.01.01.0002.623237 - ASSISTENCIA ODONTOLOGICA	229.22 C	2,167.58	2,099.20	160.84 C
4.3.01.01.0002.623239 - TREINAMENTOS	30,010.52	57,399.38	51,879.90	35,530.00
4.3.01.01.0002.623240 - GREMIO E ASSOCIACOES	7,471.75	687.55	0	8,159.30
4.3.01.01.0002.623241 - ODEPREV	66,375.39	7,065.27	0	73,440.66

BALANCETE CETREL (31/12/2016)

4.3.01.01.0002.623242 - SEGURO DE VIDA EM GRUPO	16,093.20	1,742.69	852.1	16,983.79
4.3.01.01.0002.623243 - TRANSPORTE DE PESSOAL	450,187.66	34,336.80	0	484,524.46
4.3.01.01.0002.623244 - VALE TRANSPORTE	21,664.24	873.4	0	22,537.64
4.3.01.01.0002.623246 - OUTROS BENEFICIOS	100,180.31	12,340.00	0	112,520.31
4.3.01.01.0003 - PARTICIPACAO SOBRE RESULTADO/PLR	742,876.51	1,271,013.65	0	2,013,890.16
4.3.01.01.0003.623247 - PARTICIPACAO SOBRE RESULTADO/PLR	742,876.51	1,271,013.65	0	2,013,890.16
4.3.01.01.0004 - ENCARGOS SOCIAIS, TRABALHISTAS E PREVID.	1,182,892.14	293,132.54	136,912.93	1,339,111.75
4.3.01.01.0004.623248 - INSS SOBRE SALARIOS	862,659.87	179,614.93	14,271.39	1,028,003.41
4.3.01.01.0004.623249 - FGTS SOBRE SALARIOS	252,885.01	35,553.21	1,823.03	286,615.19
4.3.01.01.0004.623250 - ENCARGOS SOBRE PROVISAO DE 13º	62,169.49	41,543.64	103,713.11	0.02
4.3.01.01.0004.623251 - ENCARGOS SOBRE PROVISAO DE FERIAS	47,801.10 C	36,420.76	17,105.40	28,485.74 C
4.3.01.01.0004.623254 - CONTRIBUICAO PATRONAL	52,978.87	0	0	52,978.87
4.3.01.01.0005 - PROVISAO	527,721.02	486,799.58	300,360.25	714,160.35
4.3.01.01.0005.623255 - PROVISAO DE 13	184,609.16	380,801.64	299,103.77	266,307.03
4.3.01.01.0005.623256 - PROVISAO DE FERIAS	343,111.86	105,997.94	1,256.48	447,853.32
4.3.01.01.0006 - HONORARIOS DIRETORIA	314,881.51	67,878.04	0	382,759.55
4.3.01.01.0006.623257 - HONORARIOS DIRETORIA	314,881.51	67,878.04	0	382,759.55
4.3.01.02 - DESPESAS COM MATERIAIS	366,772.17	38,195.73	6,464.19	398,503.71
4.3.01.02.0001 - MATERIAIS	366,772.17	38,195.73	6,464.19	398,503.71
4.3.01.02.0001.623259 - COMBUSTIVEIS E LUBRIFICANTES	23,145.83	1,836.26	934.89	24,047.20
4.3.01.02.0001.623260 - MATERIAIS DE LIMPEZA E HIGIENE	57,630.80	4,758.60	0	62,389.40
4.3.01.02.0001.623261 - MATERIAL DE EXPEDIENTE, USO E CONSUMO	42,328.42	6,314.57	0	48,642.99
4.3.01.02.0001.623262 - MATERIAL DE MANUTENCAO DE VEICULOS	4,124.84	1,253.79	0	5,378.63
4.3.01.02.0001.623263 - MATERIAL DE MANUTENCAO ELETRICA	15,870.14	858.55	0	16,728.69
4.3.01.02.0001.623265 - MATERIAL DE SEGURANCA E PROTECAO - EPC	0	57.69	0	57.69
4.3.01.02.0001.623267 - MATERIAS DE MANUTENCAO DE EQUIPAMENTO	4,153.21	146.4	457.04	3,842.57
4.3.01.02.0001.623268 - OUTROS MATERIAIS	190,109.38	18,501.20	3,233.59	205,376.99
4.3.01.02.0001.642186 - UNIFORMES	395.91	48.32	0	444.23
4.3.01.02.0001.642346 - MATERIAL DE COPA E COZINHA	22,317.89	4,063.95	1,838.67	24,543.17
4.3.01.02.0001.858974 - MATERIAL DE SEGURANCA E PROTECAO - EP	6,695.75	356.4	0	7,052.15
4.3.01.03 - DESPESAS COM SERVICOS	3,956,962.07	798,341.66	37,211.30	4,718,092.43
4.3.01.03.0001 - ALUGUEIS E CONDOMINIOS PESSOA JURIDICA	84,059.68	17,301.14	4,750.00	96,610.82
4.3.01.03.0001.623269 - ALUGUEIS DE EQUIPAMENTOS INFORMATICA PJ	1,970.10	0	0	1,970.10
4.3.01.03.0001.623270 - ALUGUEIS DE IMOVEIS PJ	7,350.08	272.31	0	7,622.39
4.3.01.03.0001.623271 - ALUGUEIS DE MAQUINAS E EQUIPAMENTOS PJ	1,590.00	0	0	1,590.00
4.3.01.03.0001.623272 - ALUGUEIS DE VEICULOS PJ	52,437.53	13,881.35	4,750.00	61,568.88
4.3.01.03.0001.623273 - CONDOMINIO PJ	7,011.97	487.48	0	7,499.45
4.3.01.03.0001.623274 - OUTROS ALUGUEIS PJ	13,700.00	2,660.00	0	16,360.00
4.3.01.03.0003 - COMUNICACAO E DESPESAS POSTAIS	198,347.16	16,372.58	6,484.91	208,234.83
4.3.01.03.0003.623279 - CORREIOS	22,071.91	1,191.52	0	23,263.43
4.3.01.03.0003.623280 - INTERNET	52,620.49	5,436.28	232.85	57,823.92
4.3.01.03.0003.623281 - RADIO E COMUNICACAO	8,509.50	870.21	0	9,379.71
4.3.01.03.0003.623282 - TELEFONIA FIXA	65,616.33	7,090.44	1,540.00	71,166.77
4.3.01.03.0003.623283 - TELEFONIA MOVEL	49,528.93	1,784.13	4,712.06	46,601.00
4.3.01.03.0004 - MANUTENCOES	315,038.30	35,407.26	2,804.67	347,640.89
4.3.01.03.0004.327624 - MANUTENCAO DE ELETRICA	58,690.42	7,606.92	2,070.92	64,226.42
4.3.01.03.0004.623285 - MANUTENCAO DE IMOVEIS	194,278.83	19,008.44	0	213,287.27
4.3.01.03.0004.623286 - MANUTENCAO DE INFORMATICA	15,842.58	690	55	16,477.58
4.3.01.03.0004.623287 - MANUTENCAO DE MAQUINAS E EQUIPAMENTOS	23,111.31	4,088.13	0	27,199.44
4.3.01.03.0004.642426 - MANUT DE LICENCA DE USO DE SOFTWARES	7,716.32	2,396.48	0	10,112.80
4.3.01.03.0004.648366 - MANUTENCAO DE VEICULOS	15,398.84	1,617.29	678.75	16,337.38
4.3.01.03.0005 - AUDITORIAS, CONSULTORIAS E ASSESSORIAS	851,412.80	178,905.99	10,000.00	1,020,318.79
4.3.01.03.0005.623289 - AUDITORIA	186,453.72	52,459.72	0	238,913.44

BALANCETE CETREL (31/12/2016)

4.3.01.03.0005.623290 - CONSULTORIA / ASSESSORIAS	664,959.08	126,446.27	10,000.00	781,405.35
4.3.01.03.0006 - SERVICOS PESSOA JURIDICA	2,507,127.39	550,354.69	13,171.72	3,044,310.36
4.3.01.03.0006.360069 - SERVIÇO DE LAVANDERIA PJ	1,678.96	343.93	0	2,022.89
4.3.01.03.0006.623293 - SERVICO DE LIMPEZA E HIGIENE PJ	17,046.70	1,549.70	0	18,596.40
4.3.01.03.0006.623295 - TRANSPORTES, FRETES E CARRETOS PJ	12,315.79	11,221.59	11,221.59	12,315.79
4.3.01.03.0006.623296 - OUTROS SERVIÇOS DE TERCEIROS PJ	1,139,088.77	352,362.01	216.9	1,491,233.88
4.3.01.03.0006.642506 - SERVIÇOS DE OUTSOURCING E IMPRESSAO	247.85	0	0	247.85
4.3.01.03.0006.642526 - ANUNCIOS E PUBLICACOES-RADIO/TV/JORNAIS	336,463.58	0	0	336,463.58
4.3.01.03.0006.642626 - DESENVOL. E MANUTENCAO DE SOFTWARE	582,714.92	148,145.07	0	730,859.99
4.3.01.03.0006.648232 - SERVICOS GRAFICOS	16,940.71	3,996.15	1,733.23	19,203.63
4.3.01.03.0006.704255 - MAO DE OBRA TEMPORARIA	400,630.11	32,736.24	0	433,366.35
4.3.01.03.0007 - SERVICOS PESSOA FISICA	976.74	0	0	976.74
4.3.01.03.0007.623301 - OUTROS SERVIÇOS DE TERCEIROS PF	976.74	0	0	976.74
4.3.01.04 - DESPESA COM VIAGENS	33,766.17	7,368.79	27.61	41,107.35
4.3.01.04.0001 - DESPESA COM VIAGENS	33,766.17	7,368.79	27.61	41,107.35
4.3.01.04.0001.623303 - HOSPEDAGEM	6,787.40	1,563.98	0	8,351.38
4.3.01.04.0001.623304 - PASSAGENS	22,351.91	4,531.14	0	26,883.05
4.3.01.04.0001.623305 - OUTRAS DESPESAS COM VIAGENS	4,331.93	1,267.67	27.61	5,571.99
4.3.01.04.0001.642326 - ESTACIONAMENTO	294.93	6	0	300.93
4.3.01.05 - DESPESAS ENTRE PARTES RELACIONADAS	4,658,701.73	666,770.57	319,970.37	5,005,501.93
4.3.01.05.0001 - RATEIO DE DESPESAS (TAC)	3,255,660.05	439,189.97	205,844.91	3,489,005.11
4.3.01.05.0001.701388 - ACORDO DIV. CUSTOS E RATEIO DESPESAS	3,049,815.14	217,427.23	0	3,267,242.37
4.3.01.05.0001.883190 - PROVISAO ACORDO DIV.CUSTOS E RATEIO DESP	205,844.91	221,762.74	205,844.91	221,762.74
4.3.01.05.0005 - RATEIO DE DESPESAS CSC	553,391.30	108,294.12	54,147.06	607,538.36
4.3.01.05.0005.897752 - RATEIO DE DESPESAS CSC	553,391.30	108,294.12	54,147.06	607,538.36
4.3.01.05.0009 - RATEIO DE DESPESAS TI	849,650.38	119,286.48	59,978.40	908,958.46
4.3.01.05.0009.359557 - RATEIO DESPESAS TI	849,650.38	119,286.48	59,978.40	908,958.46
4.3.01.50 - OUTRAS DESPESAS	9,463,201.99	799,921.58	8,760,970.20	1,502,153.37
4.3.01.50.0002 - OUTRAS DESPESAS OPERACIONAIS	716,327.08	675,097.67	135,503.17	1,255,921.58
4.3.01.50.0002.623308 - ASSOCIACOES DE CLASSES	10,312.21	0	0	10,312.21
4.3.01.50.0002.623312 - CONTINGENCIAS TRABALHISTAS	178,786.00	519,928.79	64,271.95	634,442.84
4.3.01.50.0002.642366 - LIVROS/JORNAIS/REVISTAS/PERIODICOS	12,579.68	298.9	0	12,878.58
4.3.01.50.0002.642386 - EMOLUMENTOS E CARTORIO	10,768.84	571.02	341.41	10,998.45
4.3.01.50.0002.642546 - EVENTOS E PATROCINIOS	0	6,094.15	6,094.15	0
4.3.01.50.0002.648230 - CONFRATERNIZACOES	0	6,853.98	6,853.98	0
4.3.01.50.0002.651006 - OUTRAS DESPESAS ADMINISTRATIVAS	77,663.33	140,055.62	57,941.68	159,777.27
4.3.01.50.0002.690687 - CONDUCAO E ALIMENTACAO EVENTUAIS	98,877.02	1,295.21	0	100,172.23
4.3.01.50.0002.717980 - DOACOES DEDUTIVEIS	327,340.00	0	0	327,340.00
4.3.01.50.0004 - PROV. CREDITOS LIQUIDAÇÃO DUVIDOSA	8,746,874.91	124,823.91	8,625,467.03	246,231.79
4.3.01.50.0004.361099 - PROV. CREDITOS LIQUIDAÇÃO DUVIDOSA	8,746,874.91	124,823.91	8,625,467.03	246,231.79
4.3.02 - DESPESAS C/DEPRECIACAO E AMORTIZACAO	11,193,777.14	3,008,780.63	1,992,377.90	12,210,179.87
4.3.02.01 - DESPESAS C/DEPRECIACAO	214,897.43	18,278.46	0	233,175.89
4.3.02.01.0001 - DESPESAS C/DEPRECIACAO	214,897.43	18,278.46	0	233,175.89
4.3.02.01.0001.623315 - VEICULOS E EMBARCACOES	1,482.08	0	0	1,482.08
4.3.02.01.0001.623317 - MOVEIS E UTENSILIOS	77,002.80	6,208.47	0	83,211.27
4.3.02.01.0001.623318 - MAQUINAS E EQUIPAMENTOS	10,332.19	1,074.54	0	11,406.73
4.3.02.01.0001.623320 - EQUIPAMENTOS DE INFORMATICA	68,257.19	5,721.69	0	73,978.88
4.3.02.01.0001.623321 - EDIFICACOES E INSTALACOES	42,422.62	3,873.71	0	46,296.33
4.3.02.01.0001.660910 - INSTALACOES ESPECIFICAS	1,737.45	157.95	0	1,895.40
4.3.02.01.0001.977790 - DEPRECIACAO REAVALIAÇÃO	10,034.86	912.26	0	10,947.12
4.3.02.01.0001.977791 - DEPRECIACAO LEI 8200	3,628.24	329.84	0	3,958.08
4.3.02.02 - DESPESAS C/AMORTIZACAO	10,978,879.71	2,990,502.17	1,992,377.90	11,977,003.98
4.3.02.02.0001 - DESPESAS C/AMORTIZACAO	10,978,879.71	2,990,502.17	1,992,377.90	11,977,003.98

BALANCETE CETREL (31/12/2016)

4.3.02.02.0001.623322 - AQUISICAO DE SOFTWARE	39,035.96	3,593.02	0	42,628.98
4.3.02.02.0001.729884 - BENFEITORIAS EM IMOVEIS DE TERCEIROS	115,935.82	10,539.62	0	126,475.44
4.3.02.02.0001.802366 - AMORTIZACAO DE AGIO	10,823,907.93	2,976,369.53	1,992,377.90	11,807,899.56
4.3.03 - CREDITO DE PIS/COFINS DAS DESPESAS (-)	17,338.26 C	0	1,550.67	18,888.93 C
4.3.03.01 - CREDITO DE PIS/COFINS DAS DESPESAS (-)	17,338.26 C	0	1,550.67	18,888.93 C
4.3.03.01.0001 - CREDITO DE PIS (-)	3,092.77 C	0	276.61	3,369.38 C
4.3.03.01.0001.675709 - CREDITO DE PIS (-)	3,092.77 C	0	276.61	3,369.38 C
4.3.03.01.0002 - CREDITO DE COFINS (-)	14,245.49 C	0	1,274.06	15,519.55 C
4.3.03.01.0002.675711 - CREDITO DE COFINS (-)	14,245.49 C	0	1,274.06	15,519.55 C
4.4 - DESPESAS FINANCEIRAS	26,035,956.67	2,259,980.40	20,019.21	28,275,917.86
4.4.01 - DESPESAS FINANCEIRAS E BANCARIAS	26,035,956.67	2,259,980.40	20,019.21	28,275,917.86
4.4.01.01 - DESPESAS FINANCEIRAS E BANCARIAS	26,035,956.67	2,259,980.40	20,019.21	28,275,917.86
4.4.01.01.0001 - DESPESAS FINANCEIRAS	19,531,486.76	1,801,785.24	261.83	21,333,010.17
4.4.01.01.0001.623329 - JUROS	213.59	0	0	213.59
4.4.01.01.0001.623330 - MULTAS POR ATRASO DE PAGAMENTO	13,265.72	841.37	261.83	13,845.26
4.4.01.01.0001.623331 - TARIFAS BANCARIAS	46,454.66	6,424.74	0	52,879.40
4.4.01.01.0001.642686 - JUROS DE FINANCIAMENTOS	18,808,477.23	1,679,188.50	0	20,487,665.73
4.4.01.01.0001.673526 - DESCONTOS CONCEDIDOS	17,118.91	1,232.59	0	18,351.50
4.4.01.01.0001.675126 - CORRECAO/VARIACAO CAMBIAL	741.35	0	0	741.35
4.4.01.01.0001.681475 - COMISSOES BANCARIAS	189,141.86	18,609.07	0	207,750.93
4.4.01.01.0001.713552 - IOF	230,588.39	76,089.08	0	306,677.47
4.4.01.01.0001.904050 - AMORTIZACAO DO CUSTO DE TRANSACAO	225,485.05	19,399.89	0	244,884.94
4.4.01.01.0003 - VARIACOES MONETARIAS E CAMBIAIS	3,420,179.39	26,063.21	0	3,446,242.60
4.4.01.01.0003.623333 - VARIACOES MONETARIAS	3,420,179.39	26,063.21	0	3,446,242.60
4.4.01.01.0006 - JUROS SOBRE CAPITAL PROPRIO	19,757.39 C	19,757.38	19,757.38	19,757.39 C
4.4.01.01.0006.731539 - JUROS SOBRE CAPITAL PROPRIO	19,757.39 C	19,757.38	19,757.38	19,757.39 C
4.4.01.01.0007 - JUROS MORATORIOS SOBRE ATRASO PAGAMENTO	3,709.61	118.82	0	3,828.43
4.4.01.01.0007.731540 - JUROS MORATORIOS SOBRE ATRASO PAGAMENTO	3,709.61	118.82	0	3,828.43
4.4.01.01.0008 - MULTA SOBRE ATRASO DE PAGAMENTO	5,368.13	94.79	0	5,462.92
4.4.01.01.0008.731541 - MULTA SOBRE ATRASO DE PAGAMENTO	5,368.13	94.79	0	5,462.92
4.4.01.01.0013 - PARTES RELACIONADAS ¿ MUTUO	3,094,970.17	412,160.96	0	3,507,131.13
4.4.01.01.0013.327520 - DISTRIBUIDORA DE AGUA CAMACAR	3,094,970.17	412,160.96	0	3,507,131.13
4.5 - DESPESAS TRIBUTARIAS	11,160.20	33,160.77	3,065.95	41,255.02
4.5.01 - TRIBUTOS, TAXAS E CONTRIBUICOES	11,160.20	33,160.77	3,065.95	41,255.02
4.5.01.01 - TRIBUTOS, TAXAS E CONTRIBUICOES	11,160.20	33,160.77	3,065.95	41,255.02
4.5.01.01.0001 - FEDERAIS	5,270.81	28,190.91	0	33,461.72
4.5.01.01.0001.623336 - PIS	779.67	5,028.65	0	5,808.32
4.5.01.01.0001.623337 - COFINS	3,591.14	23,162.26	0	26,753.40
4.5.01.01.0001.623340 - OUTRAS TAXAS	900	0	0	900
4.5.01.01.0002 - ESTADUAIS	2,886.79	0	0	2,886.79
4.5.01.01.0002.623342 - IPVA E SEGURO OBRIGATORIO	453.03	0	0	453.03
4.5.01.01.0002.623345 - OUTRAS TAXAS	2,433.76	0	0	2,433.76
4.5.01.01.0003 - MUNICIPAIS	3,002.60	4,969.86	3,065.95	4,906.51
4.5.01.01.0003.623349 - OUTRAS TAXAS	196.35 C	4,969.86	3,065.95	1,707.56
4.5.01.01.0003.700772 - ISS	3,198.95	0	0	3,198.95
4.6 - OUTRAS RECEITAS E DESPESAS	216,002.24	3,558,812.92	1,027,688.50	2,747,126.66
4.6.01 - GANHO/PERDA NA BAIXA DE ATIVOS	216,002.24	3,558,812.92	1,027,688.50	2,747,126.66
4.6.01.01 - GANHO/PERDA NA BAIXA DE ATIVOS	216,002.24	3,558,812.92	1,027,688.50	2,747,126.66
4.6.01.01.0001 - MATERIAIS	556	0	0	556
4.6.01.01.0001.623351 - CUSTO DE AQUISICAO	556	0	0	556
4.6.01.01.0003 - IMOBILIZADO	215,446.24	3,558,812.92	1,027,688.50	2,746,570.66
4.6.01.01.0003.623354 - RECEITA DE VENDA	33,250.00 C	0	834,150.00	867,400.00 C
4.6.01.01.0003.623355 - CUSTO DE AQUISICAO	619,487.22	3,558,812.92	0	4,178,300.14

BALANCETE CETREL (31/12/2016)

4.6.01.01.0003.623356 - DEPRECIACAO ACUMULADA	370,790.98 C		0	193,538.50		564,329.48 C			
4.7 - PROVISAO P / IR E CSLL	2,950,195.94 C		1,794,302.24	1,233,313.78		2,389,207.48 C			
4.7.01 - PROVISAO P / IR E CSLL	2,950,195.94 C		1,794,302.24	1,233,313.78		2,389,207.48 C			
4.7.01.01 - PROVISAO P / IR E CSLL CORRENTE	2,265.74 C		0	0		2,265.74 C			
4.7.01.01.0001 - PROVISAO P / IR	2,265.74 C		0	0		2,265.74 C			
4.7.01.01.0001.858979 - INCENTIVO FISCAL	2,265.74 C		0	0		2,265.74 C			
4.7.01.02 - PROVISAO PARA IR E CSLL DIFERIDOS	2,947,930.20 C		1,794,302.24	1,233,313.78		2,386,941.74 C			
4.7.01.02.0001 - PROVISAO PARA IR DIFERIDO	2,193,944.13 C		1,319,339.88	909,243.67		1,783,847.92 C			
4.7.01.02.0001.731549 - PROVISAO PARA IR DIFERIDO	2,193,944.13 C		1,319,339.88	909,243.67		1,783,847.92 C			
4.7.01.02.0002 - PROVISAO PARA CSLL DIFERIDO	753,986.07 C		474,962.36	324,070.11		603,093.82 C			
4.7.01.02.0002.731550 - PROVISAO PARA CSLL DIFERIDO	753,986.07 C		474,962.36	324,070.11		603,093.82 C			
SALDO	SALDO ANTERIOR	TOTAIS DO PERIODO	DÉBITO	CRÉDITO	ATIVO	-751,181,025.87	100,606,083.24	92,312,929.48	-759,474,179.63
SALDO	SALDO ANTERIOR	TOTAIS DO PERIODO	DÉBITO	CRÉDITO	PASSIVO	735,981,265.61	36,943,315.21	42,648,222.57	741,686,172.97
SALDO	SALDO ANTERIOR	TOTAIS DO PERIODO	DÉBITO	CRÉDITO	RESULTADO	15,199,760.26	43,814,254.98	46,402,501.38	17,788,006.66
SALDO	SALDO ANTERIOR	TOTAIS DO PERIODO	DÉBITO	CRÉDITO	TOTAL GERAL	0	181,363,653.43	181,363,653.43	0
SALDO	SALDO ANTERIOR	TOTAIS DO PERIODO	DÉBITO	CRÉDITO	TOTAL DAS CONTAS DE RESULTADO	15,199,760.26	43,814,254.98	46,402,501.38	17,788,006.66

ATTACHMENT 4

BALANCETE DAC (31/12/2016)

1 - ATIVO	297,664,719.74	66,414,372.88	66,224,496.48	297,854,596.14
1.1 - CIRCULANTE	31,281,677.60	52,545,962.03	57,868,459.80	25,959,179.83
1.1.01 - DISPONIBILIDADES	14,481,363.35	38,607,628.53	44,113,146.58	8,975,845.30
1.1.01.02 - BANCOS	3,515,741.37	38,415,649.91	41,803,955.40	127,435.88
1.1.01.02.0001 - CONTA MOVIMENTO SPE	3,515,741.37	38,415,649.91	41,803,955.40	127,435.88
1.1.01.02.0001.199952* - DAC BRAD. AG 2372 C/C 9596-6	4,364.61	445,000.00	442,066.02	7,298.59
1.1.01.02.0001.200152* - DAC CEF AG 0672 C/C 4311-6	53,321.02	1,581,500.00	1,619,939.00	14,882.02
1.1.01.02.0001.362001* - DAC - BRADESCO(CSC) AG.2372 C.C28366-5	62,523.12	8,786,500.00	8,844,818.35	4,204.77
1.1.01.02.0001.921609* - DAC BB AG 3064-3 C/C 26554-3	8,482.80	6,872,882.85	6,868,209.46	13,156.19
1.1.01.02.0001.921610* - DAC BB AG 3064-3 C/C 995869-X	0	6,872,882.85	6,872,882.85	0
1.1.01.02.0001.921611* - DAC BRAD AG 2864-9 C/C 26248-(	3,366,875.42	12,781,884.21	16,072,399.92	76,359.71
1.1.01.02.0001.921613* - DAC BRAD AG 3272 C/C 9595-8	20,174.40	1,075,000.00	1,083,639.80	11,534.60
1.1.01.03 - APLICACOES FINANCEIRAS LIQUIDEZ IMEDIATA	10,965,621.98	191,978.62	2,309,191.18	8,848,409.42
1.1.01.03.0001 - APLICACOES LIQUIDEZ IMEDIATA CSC	10,965,621.98	191,978.62	2,309,191.18	8,848,409.42
1.1.01.03.0001.194693* - DAC BB AG 3064-3 C/I 995869-X	680,393.46	39,624.09	159,878.94	560,138.61
1.1.01.03.0001.200233* - DAC CEF AG 4155-6 C/I 1656-9	0	41,915.25	41,915.25	0
1.1.01.03.0001.921612* - DAC BRAD. AG 2864-9 C/I 26248-(	10,285,228.52	110,439.28	2,107,396.99	8,288,270.81
1.1.02 - CONTAS A RECEBER	12,962,330.68	10,944,852.52	10,825,237.38	13,081,945.82
1.1.02.02 - CONTAS A RECEBER DE CLIENTES	13,009,774.79	10,944,852.52	10,823,873.65	13,130,753.66
1.1.02.02.0005 - CONTAS A RECEBER-VENDA DE AGUA DE REUSO	13,009,774.79	10,944,852.52	10,823,873.65	13,130,753.66
1.1.02.02.0005.840090* - FATURAS EMITIDAS VENDA DE AGUA DE REUSO	13,009,774.79	10,944,852.52	10,823,873.65	13,130,753.66
1.1.02.04 - PROVISÃO PARA DEVEDORES DUVIDOSOS	47,444.11 C	0	1,363.73	48,807.84 C
1.1.02.04.0001 - PROVISÃO PARA DEVEDORES DUVIDOSOS	47,444.11 C	0	1,363.73	48,807.84 C
1.1.02.04.0001.626026* - PROVISÃO PARA DEVEDORES DUVIDOSOS	47,444.11 C	0	1,363.73	48,807.84 C
1.1.05 - OUTRAS CONTAS A RECEBER	194,980.76	174,753.78	291,524.23	78,210.31
1.1.05.04 - ADIANTAMENTOS DIVERSOS	193,591.52	173,253.78	289,827.69	77,017.61
1.1.05.04.0001 - ADIANTAMENTOS POR CONTA DE SALARIO	192,739.52	173,253.78	288,975.69	77,017.61
1.1.05.04.0001.626286* - ADIANTAMENTOS POR CONTA DE SALARIO	0	83,212.00	83,212.00	0
1.1.05.04.0001.705697* - ADIANTAMENTO DE 13 SALARIO	161,177.52	4,614.17	165,791.69	0
1.1.05.04.0001.705698* - ADIANTAMENTO DE FERIAS	31,562.00	85,427.61	39,972.00	77,017.61
1.1.05.04.0003 - ADIANTAMENTOS PARA DESPESAS	852	0	852	0
1.1.05.04.0003.105136* - ADRIANO JOSE PERRONE DE OLIVEIRA	852	0	852	0
1.1.05.06 - OUTRAS CONTAS A RECEBER	1,389.24	1,500.00	1,696.54	1,192.70
1.1.05.06.0001 - OUTRAS CONTAS A RECEBER	1,389.24	1,500.00	1,696.54	1,192.70
1.1.05.06.0001.661768* - OUTRAS CONTAS A RECEBER	1,389.24	1,500.00	1,696.54	1,192.70
1.1.06 - TRIBUTOS	1,081,942.86	1,388,324.91	1,147,730.82	1,322,536.95
1.1.06.01 - TRIBUTOS A RECUPERAR	1,035,233.83	830,831.95	590,261.27	1,275,804.51
1.1.06.01.0001 - CSLL	176,647.64	202,074.74	148,555.83	230,166.55
1.1.06.01.0001.626296* - CSLL	28,091.81	9.1	0	28,100.91
1.1.06.01.0001.693328* - ANTECIPACAO CSLL	148,555.83	0	148,555.83	0
1.1.06.01.0001.717539* - CSLL BASE NEGATIVA	0	202,065.64	0	202,065.64
1.1.06.01.0002 - PIS	10,462.75	3,331.24	5.91	13,788.08
1.1.06.01.0002.626301* - PIS	10,462.75	3,331.24	5.91	13,788.08
1.1.06.01.0003 - COFINS	48,197.30	15,344.04	27.32	63,514.02
1.1.06.01.0003.626302* - COFINS	48,197.30	15,344.04	27.32	63,514.02
1.1.06.01.0004 - IMPOSTO DE RENDA	428,246.62	602,680.64	386,751.36	644,175.90
1.1.06.01.0004.626303* - IMPOSTO DE RENDA	41,495.26	1,918.10	0	43,413.36
1.1.06.01.0004.693329* - ANTECIPACAO IRPJ	386,751.36	0	386,751.36	0
1.1.06.01.0004.759623* - SALDO NEGATIVO IRPJ	0	600,762.54	0	600,762.54
1.1.06.01.0005 - IR SOBRE APLICAÇÃO FINANCEIRA	371,257.21	7,396.99	54,920.85	323,733.35
1.1.06.01.0005.626304* - IR SOBRE APLICAÇÃO FINANCEIRA	371,257.21	7,396.99	54,920.85	323,733.35
1.1.06.01.0011 - PIS/COFINS/CSLL	422.31	4.3	0	426.61
1.1.06.01.0011.803726* - PIS/COFINS/CSLL A RECUPERAR	422.31	4.3	0	426.61

BALANCETE DAC (31/12/2016)

1.1.06.03 - TRIBUTOS A RECUPERAR DE ORGAOS PUBLICOS	2,273.53	184,134.45	184,111.04	2,296.94
1.1.06.03.0002 - IR A RECUPERAR	2,273.53	23.41	0	2,296.94
1.1.06.03.0002.658347* - IR A RECUPERAR	2,273.53	23.41	0	2,296.94
1.1.06.03.0007 - ICMS A RECUPERAR	0	184,111.04	184,111.04	0
1.1.06.03.0007.626312* - ICMS A RECUPERAR	0	184,111.04	184,111.04	0
1.1.06.04 - PIS E COFINS NAO CUMULATIVOS	44,435.50	373,358.51	373,358.51	44,435.50
1.1.06.04.0003 - PIS SOBRE INSUMOS	7,926.36	66,599.08	66,599.08	7,926.36
1.1.06.04.0003.684709* - CREDITO DE PIS (-)	0	21,744.61	21,744.61	0
1.1.06.04.0003.978250* - CREDITO DE PIS S/ ESTOQUE	7,926.36	44,854.47	44,854.47	7,926.36
1.1.06.04.0004 - COFINS SOBRE INSUMOS	36,509.14	306,759.43	306,759.43	36,509.14
1.1.06.04.0004.684711* - CREDITO DE COFINS (-)	0	100,156.94	100,156.94	0
1.1.06.04.0004.978251* - CREDITO DE COFINS S/ ESTOQUE	36,509.14	206,602.49	206,602.49	36,509.14
1.1.07 - ESTOQUES	2,170,984.74	1,416,976.56	1,396,625.71	2,191,335.59
1.1.07.01 - ESTOQUE DE MATERIAIS	2,170,984.74	1,416,976.56	1,396,625.71	2,191,335.59
1.1.07.01.0001 - ESTOQUE DE MATERIAIS	2,170,984.74	1,416,976.56	1,396,625.71	2,191,335.59
1.1.07.01.0001.622728* - ESTOQUE DE MATERIAIS	2,170,984.74	1,416,976.56	1,396,625.71	2,191,335.59
1.1.08 - DESPESAS ANTECIPADAS	390,075.21	13,425.73	94,195.08	309,305.86
1.1.08.01 - DESPESAS ANTECIPADAS	390,075.21	13,425.73	94,195.08	309,305.86
1.1.08.01.0001 - SEGUROS A APROPRIAR	330,476.89	13,425.73	34,596.76	309,305.86
1.1.08.01.0001.626317* - SEGUROS A APROPRIAR	330,476.89	13,425.73	34,596.76	309,305.86
1.1.08.01.0002 - TAXAS	59,598.32	0	59,598.32	0
1.1.08.01.0002.626318* - TAXAS	59,598.32	0	59,598.32	0
1.2 - ATIVO NÃO CIRCULANTE	266,383,042.14	13,868,410.85	8,356,036.68	271,895,416.31
1.2.01 - REALIZAVEL A LONGO PRAZO	137,945,871.11	5,094,894.97	1,246,728.05	141,794,038.03
1.2.01.01 - COLIGADAS E CONTROLADAS	32,921,712.97	4,488,189.45	0	37,409,902.42
1.2.01.01.0004 - MUTUO	32,921,712.97	4,488,189.45	0	37,409,902.42
1.2.01.01.0004.858753* - CETREL	32,921,712.97	4,488,189.45	0	37,409,902.42
1.2.01.04 - IMPOSTOS DIFERIDOS E A RECUPERAR	98,045,165.67	404,911.33	1,233,302.32	97,216,774.68
1.2.01.04.0001 - IMPOSTO DE RENDA DIFERIDO	71,371,926.65	297,233.38	906,357.19	70,762,802.84
1.2.01.04.0001.626324* - IMPOSTO DE RENDA DIFERIDO	71,371,926.65	297,233.38	906,357.19	70,762,802.84
1.2.01.04.0002 - CSLL DIFERIDO	25,695,343.11	107,004.02	326,288.59	25,476,058.54
1.2.01.04.0002.626325* - CSLL DIFERIDO	25,695,343.11	107,004.02	326,288.59	25,476,058.54
1.2.01.04.0003 - ICMS A RECUPERAR	0	656.54	656.54	0
1.2.01.04.0003.727530* - ICMS A RECUPERAR - CIAP	0	656.54	656.54	0
1.2.01.04.0004 - PIS S AQUISICAO AT. IMOBILIZADO 1/24	173,895.56	0	0	173,895.56
1.2.01.04.0004.795290* - PIS S AT. IMOBILIZ 1/24 -OBRAS EM ANDAM	173,895.56	0	0	173,895.56
1.2.01.04.0005 - COFINS S AQUISICAO AT. IMOBILIZADO 1/24	800,973.06	0	0	800,973.06
1.2.01.04.0005.795291* - COFINS S AT IMOBILIZ 1/24-OBRAS EM ANDAM	800,973.06	0	0	800,973.06
1.2.01.04.0006 - SALDO NEGATIVO IRPJ	3,027.29	17.39	0	3,044.68
1.2.01.04.0006.999630* - IRPJ ANTECIPADO EM EXERCICIOS ANTERIORES	3,027.29	17.39	0	3,044.68
1.2.01.10 - CONTAS BANCARIAS DE RESERVA - LP	6,871,586.63	201,794.19	0	7,073,380.82
1.2.01.10.0001 - CONTA RESERVA LP	6,871,586.63	201,794.19	0	7,073,380.82
1.2.01.10.0001.199955* - DAC CEF AG 4155-6 C/C 1656-9	3,797,754.59	41,915.25	0	3,839,669.84
1.2.01.10.0001.880330* - UTA BB AG 3064-3 C/C 995869-0	3,073,832.04	159,878.94	0	3,233,710.98
1.2.01.12 - DESPESAS ANTECIPADAS	107,405.84	0	13,425.73	93,980.11
1.2.01.12.0001 - DESPESAS ANTECIPADAS	107,405.84	0	13,425.73	93,980.11
1.2.01.12.0001.674092* - SEGUROS A APROPRIAR	107,405.84	0	13,425.73	93,980.11
1.2.02 - INVESTIMENTOS	0	2,392,782.97	2,392,782.97	0
1.2.02.01 - PARTICIPAÇÃO EM SOCIEDADES COLIG.E CONTR	0	2,392,782.97	2,392,782.97	0
1.2.02.01.0002 - AGIO NA AQUISIÇÃO DE INVESTIMENTOS	0	2,392,782.97	2,392,782.97	0
1.2.02.01.0002.799862* - (-) PROV PARA MANUT DA INTEGRIDADE DO PL	0	2,392,782.97	2,392,782.97	0
1.2.03 - IMOBILIZADO	128,431,345.91	2,755,304.16	1,090,838.58	130,095,811.49
1.2.03.01 - BENS EM OPERAÇÃO	89,365,794.58	306,194.59	204,129.74	89,467,859.43

BALANCETE DAC (31/12/2016)

1.2.03.01.0002 - EDIFICACOES E INSTALACOES	9,793,431.33	0	0	9,793,431.33
1.2.03.01.0002.626347* - EDIFICACOES E INSTALACOES	9,793,431.33	0	0	9,793,431.33
1.2.03.01.0003 - MAQUINAS E EQUIPAMENTOS	77,760,797.24	306,194.59	204,129.74	77,862,862.09
1.2.03.01.0003.626348* - MAQUINAS E EQUIPAMENTOS	77,760,797.24	306,194.59	204,129.74	77,862,862.09
1.2.03.01.0004 - MOVEIS E UTENSILIOS	259,431.99	0	0	259,431.99
1.2.03.01.0004.626349* - MOVEIS E UTENSILIOS	259,431.99	0	0	259,431.99
1.2.03.01.0005 - VEICULOS E EMBARCACOES	345,625.13	0	0	345,625.13
1.2.03.01.0005.626350* - VEICULOS E EMBARCACOES	345,625.13	0	0	345,625.13
1.2.03.01.0007 - EQUIPAMENTOS DE INFORMATICA	46,396.37	0	0	46,396.37
1.2.03.01.0007.626352* - EQUIPAMENTOS DE INFORMATICA	46,396.37	0	0	46,396.37
1.2.03.01.0019 - TUBULACOES	1,160,112.52	0	0	1,160,112.52
1.2.03.01.0019.860713* - TUBULACOES	1,160,112.52	0	0	1,160,112.52
1.2.03.02 - CONSTRUCOES E OBRAS EM ANDAMENTO	60,810,495.08	2,449,109.57	78,533.19	63,181,071.46
1.2.03.02.0001 - CONSTRUCOES E OBRAS EM ANDAMENTO	60,810,495.08	2,449,109.57	78,533.19	63,181,071.46
1.2.03.02.0001.651326* - OBRAS EM ANDAMENTO	60,810,495.08	2,449,109.57	78,533.19	63,181,071.46
1.2.03.03 - DEPRECIACAO	29,370,636.80 C	0	808,175.65	30,178,812.45 C
1.2.03.03.0001 - EDIFICACOES E INSTALACOES	2,616,414.76 C	0	66,395.72	2,682,810.48 C
1.2.03.03.0001.327448* - EDIFICACOES E INSTALACOES LEI 12.973/14	1,579,294.66 C	0	0	1,579,294.66 C
1.2.03.03.0001.626357* - EDIFICACOES E INSTALACOES	1,037,120.10 C	0	66,395.72	1,103,515.82 C
1.2.03.03.0002 - MAQUINAS E EQUIPAMENTOS	26,226,051.19 C	0	699,396.87	26,925,448.06 C
1.2.03.03.0002.328455* - MAQUINAS E EQUIPAMENTOS (L12973)	486,221.32	0	0	486,221.32
1.2.03.03.0002.626358* - MAQUINAS E EQUIPAMENTOS	26,712,272.51 C	0	699,396.87	27,411,669.38 C
1.2.03.03.0003 - MOVEIS E UTENSILIOS	63,782.30 C	0	2,121.36	65,903.66 C
1.2.03.03.0003.328456* - MOVEIS E UTENSILIOS (L12973)	855.53	0	0	855.53
1.2.03.03.0003.626359* - MOVEIS E UTENSILIOS	64,637.83 C	0	2,121.36	66,759.19 C
1.2.03.03.0004 - VEICULOS E EMBARCACOES	113,503.48 C	0	5,760.42	119,263.90 C
1.2.03.03.0004.328466* - VEICULOS E EMBARCACOES (L12973)	74.25 C	0	0	74.25 C
1.2.03.03.0004.626360* - VEICULOS E EMBARCACOES	113,429.23 C	0	5,760.42	119,189.65 C
1.2.03.03.0006 - EQUIPAMENTOS DE INFORMATICA	13,808.05 C	0	738.65	14,546.70 C
1.2.03.03.0006.328470* - EQUIPAMENTO DE INFORMATICA (L12973)	501.35 C	0	0	501.35 C
1.2.03.03.0006.626362* - EQUIPAMENTOS DE INFORMATICA	13,306.70 C	0	738.65	14,045.35 C
1.2.03.03.0020 - TUBULACOES	37,611.37 C	0	6,505.71	44,117.08 C
1.2.03.03.0020.977890* - TUBULACOES	37,611.37 C	0	6,505.71	44,117.08 C
1.2.03.03.0022 - POCOS ARTESIANOS	299,465.65 C	0	27,256.92	326,722.57 C
1.2.03.03.0022.328485* - POCOS ARTESIANOS (L12973)	5,284.91 C	0	0	5,284.91 C
1.2.03.03.0022.977915* - POCOS ARTESIANOS	294,180.74 C	0	27,256.92	321,437.66 C
1.2.03.04 - IMOBILIZADO EXAURIVEL	7,625,693.05	0	0	7,625,693.05
1.2.03.04.0006 - POCOS ARTESIANOS	7,625,693.05	0	0	7,625,693.05
1.2.03.04.0006.858778* - POCOS ARTESIANOS	7,625,693.05	0	0	7,625,693.05
1.2.04 - ATIVO INTANGIVEL	5,825.12	3,625,428.75	3,625,687.08	5,566.79
1.2.04.01 - ATIVO INTANGIVEL	15,000.00	0	0	15,000.00
1.2.04.01.0001 - AQUISICAO DE SOFTWARE	15,000.00	0	0	15,000.00
1.2.04.01.0001.626365* - AQUISICAO DE SOFTWARE	15,000.00	0	0	15,000.00
1.2.04.02 - AMORTIZACOES	9,174.88 C	3,625,428.75	3,625,687.08	9,433.21 C
1.2.04.02.0001 - AQUISICAO DE SOFTWARE	9,174.88 C	0	258.33	9,433.21 C
1.2.04.02.0001.332003* - AQUISICAO DE SOFTWARE (L12973)	104.26 C	0	0	104.26 C
1.2.04.02.0001.626371* - AQUISICAO DE SOFTWARE	9,070.62 C	0	258.33	9,328.95 C
1.2.04.02.0004 - AGIO	0	3,625,428.75	3,625,428.75	0
1.2.04.02.0004.626374* - AGIO	0	3,625,428.75	3,625,428.75	0
2 - PASSIVO	275,388,211.95	18,322,691.65	16,911,469.17	273,976,989.47
2.1 - CIRCULANTE	18,128,421.80	16,754,631.10	16,068,632.49	17,442,423.19
2.1.01 - EMPRÉSTIMOS E FINANCIAMENTOS - CP	956,960.26	100,343.31	103,674.09	960,291.04
2.1.01.02 - EMPREST.E FINANC.-PROJ.FINANC-M.NACIONAL	956,960.26	100,343.31	103,674.09	960,291.04

BALANCETE DAC (31/12/2016)

2.1.01.02.0001 - BANCOS COMERCIAIS	956,960.26	100,343.31	103,674.09	960,291.04
2.1.01.02.0001.336775* - DAC CEF CONT 423.470-36 FINISA	962,230.28	99,904.14	103,234.92	965,561.06
2.1.01.02.0001.754682* - (-)CUSTO DE TRANSACAO	5,270.02 D	439.17	439.17	5,270.02 D
2.1.03 - FORNECEDORES	5,023,787.00	11,076,300.08	9,454,187.88	3,401,674.80
2.1.03.01 - FORNECEDORES	5,023,787.00	11,076,300.08	9,454,187.88	3,401,674.80
2.1.03.01.0001 - FORNECEDORES MOEDA NACIONAL	4,894,852.60	8,501,468.97	6,467,028.17	2,860,411.80
2.1.03.01.0001.628169* - FORNECEDORES MOEDA NACIONAL	4,894,852.60	8,501,468.97	6,467,028.17	2,860,411.80
2.1.03.01.0004 - SERVICOS MEDIDOS A PAGAR	128,934.40	2,574,831.11	2,987,159.71	541,263.00
2.1.03.01.0004.628171* - SERVICOS MEDIDOS A PAGAR	128,934.40	2,574,831.11	2,987,159.71	541,263.00
2.1.05 - DEBENTURES	7,492,455.38	1,087,351.56	2,074,913.00	8,480,016.82
2.1.05.01 - DEBENTURES A PAGAR	7,492,455.38	1,087,351.56	2,074,913.00	8,480,016.82
2.1.05.01.0001 - DEBENTURES A PAGAR (PROJ.FINANCE)	7,492,455.38	1,087,351.56	2,074,913.00	8,480,016.82
2.1.05.01.0001.663666* - DEBENTURES A PAGAR (PROJ.FINANCE	7,601,349.06	1,078,103.06	2,065,664.50	8,588,910.50
2.1.05.01.0001.810541* - (-) CUSTO DE TRANSACAO - DEBENTURES	108,893.68 D	9,248.50	9,248.50	108,893.68 D
2.1.06 - OBRIGACOES SOCIAIS TRABALHISTAS	980,310.15	1,183,427.75	1,462,295.86	1,259,178.26
2.1.06.01 - OBRIGACOES TRABALHISTAS A PAGAR	21,906.08	322,204.36	634,793.33	334,495.05
2.1.06.01.0001 - SALARIOS A PAGAR	0	259,801.42	259,801.42	0
2.1.06.01.0001.628173* - SALARIOS A PAGAR	0	242,739.00	242,739.00	0
2.1.06.01.0001.671066* - PENSAO ALIMENTICIA	0	17,062.42	17,062.42	0
2.1.06.01.0005 - PARTICIPACAO SOBRE RESULTADOS/PLR	0	0	309,605.42	309,605.42
2.1.06.01.0005.628177* - PLR - PARTIC.S/LUCROS OU RESULTADO	0	0	309,605.42	309,605.42
2.1.06.01.0006 - BENEFICIOS	21,906.08	62,402.94	61,553.74	21,056.88
2.1.06.01.0006.671068* - ASSISTENCIA MEDICA	0	38,870.74	38,870.74	0
2.1.06.01.0006.671069* - ASSISTENCIA ODONTOLOGICA	0	2,295.10	2,295.10	0
2.1.06.01.0006.671087* - PREVIDENCIA PRIVADA	18,750.67	18,750.67	18,034.50	18,034.50
2.1.06.01.0006.722358* - SEGURO DE VIDA EM GRUPO	3,155.41	2,486.43	2,353.40	3,022.38
2.1.06.01.0100 - OUTROS PROVENTOS	0	0	3,832.75	3,832.75
2.1.06.01.0100.671067* - EMPRESTIMOS CONSIGNADOS	0	0	3,832.75	3,832.75
2.1.06.02 - OBRIGACOES SOCIAIS, PREV.TRIBUT.A REC.	208,268.65	323,056.31	381,820.01	267,032.35
2.1.06.02.0001 - FGTS A RECOLHER	39,391.35	39,391.68	42,910.88	42,910.55
2.1.06.02.0001.628180* - FGTS A RECOLHER	39,391.35	39,391.68	42,910.88	42,910.55
2.1.06.02.0002 - INSS A RECOLHER	119,758.45	234,545.68	235,954.91	121,167.68
2.1.06.02.0002.628181* - INSS A RECOLHER	119,758.45	234,545.68	235,954.91	121,167.68
2.1.06.02.0003 - IRRF A RECOLHER	47,526.11	47,526.11	101,429.45	101,429.45
2.1.06.02.0003.628182* - IRRF A RECOLHER	47,526.11	47,526.11	101,429.45	101,429.45
2.1.06.02.0004 - CONTRIBUICAO SINDICAL E OUTRAS	1,592.74	1,592.84	1,524.77	1,524.67
2.1.06.02.0004.628183* - CONTRIBUICAO SINDICAL E OUTRAS	1,592.74	1,592.84	1,524.77	1,524.67
2.1.06.03 - PROVISOES	750,135.42	538,167.08	445,682.52	657,650.86
2.1.06.03.0001 - PROVISOES DE 13 SALARIO	272,745.65	462,524.31	189,778.66	0
2.1.06.03.0001.628184* - PROVISOES DE 13 SALARIO	201,585.85	341,316.21	139,730.36	0
2.1.06.03.0001.705700* - ENCARGOS SOBRE 13 SALARIOS	71,159.80	121,208.10	50,048.30	0
2.1.06.03.0002 - PROVISAO DE FERIAS	477,389.77	75,642.77	255,903.86	657,650.86
2.1.06.03.0002.628185* - PROVISAO DE FERIAS	352,837.97	57,443.20	190,673.88	486,068.65
2.1.06.03.0002.705701* - ENCARGOS SOBRE FERIAS	124,551.80	18,199.57	65,229.98	171,582.21
2.1.07 - TRIBUTOS A RECOLHER	3,172,995.92	2,806,689.76	2,562,418.00	2,928,724.16
2.1.07.01 - TRIBUTOS A RECOLHER	2,905,145.15	2,538,639.10	2,281,571.89	2,648,077.94
2.1.07.01.0004 - PIS A RECOLHER	127,921.53	192,868.27	182,562.38	117,615.64
2.1.07.01.0004.332023* - PIS S/ REC FIN A RECOLHER	3,379.13	3,379.13	5,436.50	5,436.50
2.1.07.01.0004.628229* - PIS A RECOLHER	124,542.40	189,489.14	177,125.88	112,179.14
2.1.07.01.0005 - COFINS A RECOLHER	594,444.51	893,593.29	849,307.92	550,159.14
2.1.07.01.0005.332024* - COFINS S/ REC FIN A RECOLHER	20,794.65	20,794.65	33,455.40	33,455.40
2.1.07.01.0005.628230* - COFINS A RECOLHER	573,649.86	872,798.64	815,852.52	516,703.74
2.1.07.01.0007 - ICMS A RECOLHER	1,024,315.76	1,306,905.89	1,067,553.36	784,963.23

BALANCETE DAC (31/12/2016)

2.1.07.01.0007.628232* - ICMS A RECOLHER	1,024,315.76	1,306,905.89	1,067,553.36	784,963.23
2.1.07.01.0008 - OBRIGACOES TRIBUTARIAS PARCELADAS	1,141,090.99	95,939.29	106,119.74	1,151,271.44
2.1.07.01.0008.332414* - PARCELAMENTO ICMS - CP	1,141,090.99	95,939.29	106,119.74	1,151,271.44
2.1.07.01.0100 - OUTROS IMPOSTOS E CONTRIBUICOES RECOLHER	17,372.36	49,332.36	76,028.49	44,068.49
2.1.07.01.0100.628233* - OUTROS IMPOSTOS E CONTRIBUICOES RECOLHER	17,372.36	17,372.36	0	0
2.1.07.01.0100.662466* - IOF S/OPERACOES FINANCEIRAS	0	31,960.00	76,028.49	44,068.49
2.1.07.02 - TRIBUTOS RETIDOS DE TERCEIROS	267,850.77	268,050.66	280,846.11	280,646.22
2.1.07.02.0003 - IR RETIDO DE TERCEIROS	11,585.92	11,585.92	11,253.47	11,253.47
2.1.07.02.0003.628236* - IR RETIDO DE TERCEIROS	11,500.23	11,500.23	11,180.54	11,180.54
2.1.07.02.0003.662448* - IRRF S/ COOPERATIVA	85.69	85.69	72.93	72.93
2.1.07.02.0004 - INSS RETIDO DE TERCEIROS	137,859.75	137,674.77	100,028.65	100,213.63
2.1.07.02.0004.628237* - INSS RETIDO DE TERCEIROS	137,859.75	137,674.77	100,028.65	100,213.63
2.1.07.02.0006 - ISS RETIDO DE TERCEIROS	63,255.40	63,389.54	70,931.13	70,796.99
2.1.07.02.0006.646908* - ISS RETIDO DE TERCEIROS	63,255.40	63,389.54	70,931.13	70,796.99
2.1.07.02.0007 - CSLL/PIS/COFINS DE TERCEIROS	55,149.70	55,400.43	98,632.86	98,382.13
2.1.07.02.0007.652487* - CSLL/PIS/COFINS DE TERCEIROS	55,149.70	55,400.43	98,632.86	98,382.13
2.1.08 - OUTRAS CONTAS A PAGAR	501,913.09	500,518.64	411,143.66	412,538.11
2.1.08.01 - OUTRAS CONTAS A PAGAR	501,913.09	500,518.64	411,143.66	412,538.11
2.1.08.01.0003 - OUTRAS CONTAS A PAGAR	501,913.09	500,518.64	411,143.66	412,538.11
2.1.08.01.0003.656606* - OUTRAS CONTAS A PAGAR	501,913.09	500,518.64	411,143.66	412,538.11
2.2 - NAO CIRCULANTE	223,770,645.80	1,568,060.55	842,836.68	223,045,421.93
2.2.01 - EMPRESTIMOS E FINANCIAMENTOS L.P.	6,529,311.90	81,056.90	439.17	6,448,694.17
2.2.01.01 - EMPREST.E FINANC.(PROJ.FINANCE)-M.NACION	6,529,311.90	81,056.90	439.17	6,448,694.17
2.2.01.01.0001 - BANCO COMERCIAL	6,529,311.90	81,056.90	439.17	6,448,694.17
2.2.01.01.0001.336776* - DAC CEF CONT 423.470-36 FINISA	6,560,932.07	81,056.90	0	6,479,875.17
2.2.01.01.0001.875390* - (-)CUSTO DE TRANSACAO	31,620.17 D	0	439.17	31,181.00 D
2.2.07 - OBRIGACOES TRIBUTARIAS DE LONGO PRAZO	3,556,282.22	99,539.17	27,147.86	3,483,890.91
2.2.07.01 - OBRIGACOES TRIBUTARIAS DE LONGO PRAZO	3,042,909.33	95,939.29	27,147.86	2,974,117.90
2.2.07.01.0001 - OBRIGACOES TRIBUTARIAS DE LONGO PRAZO	3,042,909.33	95,939.29	27,147.86	2,974,117.90
2.2.07.01.0001.332415* - PARCELAMENTO ICMS - LP	3,042,909.33	95,939.29	27,147.86	2,974,117.90
2.2.07.02 - IMPOSTOS E CONTRIBUICOES DIFERIDOS	513,372.89	3,599.88	0	509,773.01
2.2.07.02.0003 - IRPJ/CSLL DIFERIDOS	513,372.89	3,599.88	0	509,773.01
2.2.07.02.0003.896791* - IRPJ DIFERIDO	377,480.07	2,646.97	0	374,833.10
2.2.07.02.0003.896792* - CSLL DIFERIDO	135,892.82	952.91	0	134,939.91
2.2.08 - DEBENTURES	213,440,204.92	968,113.90	435,086.51	212,907,177.53
2.2.08.01 - DEBENTURES A PAGAR	213,440,204.92	968,113.90	435,086.51	212,907,177.53
2.2.08.01.0001 - DEBENTURES A PAGAR (PROJ.FINANCE)	213,440,204.92	968,113.90	435,086.51	212,907,177.53
2.2.08.01.0001.664266* - DEBENTURES A PAGAR (PROJ.FINANCE	214,234,382.95	968,113.90	425,838.01	213,692,107.06
2.2.08.01.0001.745024* - (-)CUSTO DE TRANSACAO - DEBENTURES	794,178.03 D	0	9,248.50	784,929.53 D
2.2.09 - OBRIGACOES A PAGAR COM PARTES RELACIONAD	244,846.76	419,350.58	380,163.14	205,659.32
2.2.09.01 - OBRIGACOES A PAGAR COM PARTES RELACIONAD	244,846.76	419,350.58	380,163.14	205,659.32
2.2.09.01.0001 - OBRIGACOES A PAGAR - RATEIO DESPESAS	213,837.62	388,341.44	354,631.45	180,127.63
2.2.09.01.0001.701318* - ODEBRECHT AMBIENTAL(RATEIO DESPESAS FOZ	213,837.62	388,341.44	354,631.45	180,127.63
2.2.09.01.0007 - CSC	31,009.14	31,009.14	25,531.69	25,531.69
2.2.09.01.0007.359088* - TI	20,928.42	20,928.42	10,464.21	10,464.21
2.2.09.01.0007.897550* - CSC	10,080.72	10,080.72	15,067.48	15,067.48
2.3 - PATRIMONIO LIQUIDO	33,489,144.35	0	0	33,489,144.35
2.3.01 - CAPITAL SOCIAL	42,630,145.32	0	0	42,630,145.32
2.3.01.01 - CAPITAL INTEGRALIZADO	42,630,145.32	0	0	42,630,145.32
2.3.01.01.0001 - CAPITAL SUBSCRITO	42,630,145.32	0	0	42,630,145.32
2.3.01.01.0001.628255* - CAPITAL SUBSCRITO	42,630,145.32	0	0	42,630,145.32
2.3.03 - RESERVAS DE LUCROS	9,141,000.97 D	0	0	9,141,000.97 D
2.3.03.01 - RESERVAS DE LUCROS	9,141,000.97 D	0	0	9,141,000.97 D

BALANCETE DAC (31/12/2016)

2.3.03.01.0001 - RESERVAS DE LUCROS	10,771,064.24 D	0	0	10,771,064.24 D
2.3.03.01.0001.628258* - RESERVAS DE LUCROS	10,771,064.24 D	0	0	10,771,064.24 D
2.3.03.01.0002 - RESERVA LEGAL	1,630,063.27	0	0	1,630,063.27
2.3.03.01.0002.628259* - RESERVA LEGAL	1,630,063.27	0	0	1,630,063.27
3 - RECEITAS	119,330,591.64	2,249,926.49	11,802,272.62	128,882,937.77
3.1 - RECEITAS OPERACIONAIS	114,483,529.53	2,211,034.59	10,965,887.55	123,238,382.49
3.1.01 - RECEITAS DO FORNECIMENTO DE AGUA	156,257,029.65	0	10,944,852.52	167,201,882.17
3.1.01.01 - RECEITAS DIRETAS DO SERVICO DE AGUA	156,257,029.65	0	10,944,852.52	167,201,882.17
3.1.01.01.0002 - RECEITAS DE AGUA DE REUSO	156,257,029.65	0	10,944,852.52	167,201,882.17
3.1.01.01.0002.623360* - RECEITAS DE AGUA DE REUSO	156,257,029.65	0	10,944,852.52	167,201,882.17
3.1.50 - DEDUCOES DA RECEITA (-)	16,261,940.34 D	217,484.04	0	16,479,424.38 D
3.1.50.01 - DEDUCOES DA RECEITA (-)	16,261,940.34 D	217,484.04	0	16,479,424.38 D
3.1.50.01.0003 - CANCELAMENTOS (-)	16,261,940.34 D	217,484.04	0	16,479,424.38 D
3.1.50.01.0003.980530* - CANCELAMENTOS RECEITA INCENTIVADA	16,261,940.34 D	217,484.04	0	16,479,424.38 D
3.1.60 - TRIBUTOS SOBRE FATURAMENTO (-)	25,523,165.58 D	1,993,550.55	21,035.03	27,495,681.10 D
3.1.60.01 - TRIBUTOS (-)	25,523,165.58 D	1,993,550.55	21,035.03	27,495,681.10 D
3.1.60.01.0001 - PIS (-)	2,309,918.97 D	177,001.58	0	2,486,920.55 D
3.1.60.01.0001.623373* - PIS (-)	2,309,918.97 D	177,001.58	0	2,486,920.55 D
3.1.60.01.0002 - COFINS (-)	10,639,626.77 D	815,280.00	0	11,454,906.77 D
3.1.60.01.0002.623374* - COFINS (-)	10,639,626.77 D	815,280.00	0	11,454,906.77 D
3.1.60.01.0004 - ICMS	12,573,619.84 D	1,001,268.97	21,035.03	13,553,853.78 D
3.1.60.01.0004.980471* - ICMS - RECEITA INCENTIVADA (-)	12,573,619.84 D	1,001,268.97	21,035.03	13,553,853.78 D
3.1.70 - OUTRAS RECEITAS OPERACIONAIS	11,605.80	0	0	11,605.80
3.1.70.01 - OUTRAS RECEITAS OPERACIONAIS	11,605.80	0	0	11,605.80
3.1.70.01.0100 - OUTRAS RECEITAS OPERACIONAIS	11,605.80	0	0	11,605.80
3.1.70.01.0100.622729* - OUTRAS RECEITAS OPERACIONAIS	9,912.00	0	0	9,912.00
3.1.70.01.0100.789709* - RECEITA NA VENDA DE SUCATAS	1,693.80	0	0	1,693.80
3.2 - RECEITAS FINANCEIRAS	4,847,062.11	38,891.90	836,385.07	5,644,555.28
3.2.01 - RECEITAS FINANCEIRAS	4,847,062.11	38,891.90	836,385.07	5,644,555.28
3.2.01.01 - RECEITAS FINANCEIRAS	5,083,442.18	0	836,385.07	5,919,827.25
3.2.01.01.0001 - PARTES RELACIONADAS - MUTUO	3,094,970.17	0	412,160.96	3,507,131.13
3.2.01.01.0001.200255* - CETREL S/A	3,094,970.17	0	412,160.96	3,507,131.13
3.2.01.01.0003 - ATUALIZACOES MONETARIAS	126,121.45	0	231,317.44	357,438.89
3.2.01.01.0003.623383* - ATUALIZACOES MONETARIAS	126,121.45	0	231,317.44	357,438.89
3.2.01.01.0005 - DESCONTOS CONDICIONAIS OBTIDOS	2,084.40	0	927.62	3,012.02
3.2.01.01.0005.623385* - DESCONTOS CONDICIONAIS OBTIDOS	2,084.40	0	927.62	3,012.02
3.2.01.01.0007 - JUROS SOBRE ATRASO DE PAGAMENTO	2,179.58	0	0.43	2,180.01
3.2.01.01.0007.623387* - ENCARGOS S/ ATRASO DE PAGAMENTO	2,179.58	0	0.43	2,180.01
3.2.01.01.0009 - RENDIMENTOS SOBRE APLICACAO FINANCEIRA	1,858,086.58	0	191,978.62	2,050,065.20
3.2.01.01.0009.657747* - RENDIMENTOS S/APLICACAO FINANCEIRA	1,858,086.58	0	191,978.62	2,050,065.20
3.2.01.02 - TRIBUTOS SOBRE RECEITAS FINANCEIRAS	236,380.07 D	38,891.90	0	275,271.97 D
3.2.01.02.0001 - PIS E COFINS	236,380.07 D	38,891.90	0	275,271.97 D
3.2.01.02.0001.328331* - PIS	33,042.37 D	5,436.50	0	38,478.87 D
3.2.01.02.0001.328332* - COFINS	203,337.70 D	33,455.40	0	236,793.10 D
4 - CUSTOS / DESPESAS	97,054,083.85	19,325,224.68	11,373,977.43	105,005,331.10
4.1 - CUSTOS	55,083,923.86	15,837,318.76	10,620,605.38	60,300,637.24
4.1.01 - CUSTOS OPERACIONAIS	48,985,391.22	9,002,227.90	4,473,039.81	53,514,579.31
4.1.01.01 - CUSTO COM PESSOAL	6,662,777.85	1,853,254.00	565,203.43	7,950,828.42
4.1.01.01.0001 - REMUNERACOES	3,232,272.36	378,172.04	58,019.65	3,552,424.75
4.1.01.01.0001.622210* - SALARIOS	1,911,400.40	187,808.58	576.45	2,098,632.53
4.1.01.01.0001.622211* - FERIAS	0	57,443.20	57,443.20	0
4.1.01.01.0001.622213* - ADICIONAL NOTURNO	528,190.73	49,845.86	0	578,036.59
4.1.01.01.0001.622215* - ADICIONAL POR PERICULOSIDADE	553,046.73	55,438.56	0	608,485.29

BALANCETE DAC (31/12/2016)

4.1.01.01.0001.622217* - BOLSA DE ESTAGIO	24,983.33	2,060.00	0	27,043.33
4.1.01.01.0001.622219* - HORA EXTRA	213,769.10	25,575.84	0	239,344.94
4.1.01.01.0001.622220* - OUTROS PROVENTOS	882.07	0	0	882.07
4.1.01.01.0002 - BENEFICIOS	1,200,990.51	153,179.81	25,266.74	1,328,903.58
4.1.01.01.0002.622221* - ALIMENTACAO	573,387.72	55,509.28	0	628,897.00
4.1.01.01.0002.622222* - ASSISTENCIA MEDICA	223,345.76	38,870.74	13,310.53	248,905.97
4.1.01.01.0002.622223* - EXAMES MEDICOS	13,591.96	0	0	13,591.96
4.1.01.01.0002.622224* - ASSISTENCIA ODONTOLOGICA	533.5 C	2,295.10	2,295.10	533.5 C
4.1.01.01.0002.622226* - TREINAMENTOS	20,766.23	496.74	0	21,262.97
4.1.01.01.0002.622228* - ODEPREV	63,761.39	5,453.65	0	69,215.04
4.1.01.01.0002.622229* - SEGURO DE VIDA EM GRUPO	14,148.96	1,498.77	140.11	15,507.62
4.1.01.01.0002.622230* - TRANSPORTE DE PESSOAL	258,033.03	33,215.53	9,521.00	281,727.56
4.1.01.01.0002.622232* - OUTROS BENEFICIOS	34,488.96	15,840.00	0	50,328.96
4.1.01.01.0003 - PARTICIPAÇÃO SOBRE RESULTADOS/PLR	168,521.00	309,605.42	0	478,126.42
4.1.01.01.0003.622234* - PARTICIPAÇÃO S/LUCROS OU RESULTADOS/PLR	168,521.00	309,605.42	0	478,126.42
4.1.01.01.0004 - ENCARGOS SOCIAIS, TRABALHISTAS E PREVID.	1,373,557.99	351,076.77	140,600.83	1,584,033.93
4.1.01.01.0004.622236* - ENCARGOS S/PROVISAO DE 13	72,352.86	50,048.30	122,401.16	0
4.1.01.01.0004.622237* - ENCARGOS S/PROVISAO DE FERIAS	63,045.15	65,229.98	18,199.57	110,075.56
4.1.01.01.0004.622239* - FGTS SOBRE SALARIOS	290,574.79	43,006.32	0	333,581.11
4.1.01.01.0004.622240* - INSS SOBRE SALARIOS	947,585.19	192,792.17	0.1	1,140,377.26
4.1.01.01.0005 - PROVISAO	687,435.99	661,219.96	341,316.21	1,007,339.74
4.1.01.01.0005.622243* - PROVISAO DE 13 SALARIO	204,854.34	476,432.40	341,316.21	339,970.53
4.1.01.01.0005.622244* - PROVISAO DE FERIAS	482,581.65	184,787.56	0	667,369.21
4.1.01.02 - CUSTOS COM MATERIAIS	22,164,023.02	2,651,622.74	1,464,318.83	23,351,326.93
4.1.01.02.0001 - MATERIAIS	16,344,376.81	2,203,447.23	1,390,828.57	17,156,995.47
4.1.01.02.0001.622245* - COMBUSTIVEIS E LUBRIFICANTES	949,100.10	25,686.70	3,000.00	971,786.80
4.1.01.02.0001.622246* - EQUIPAMENTOS E FERRAMENTAS	105,279.15	6,085.12	3,316.72	108,047.55
4.1.01.02.0001.622247* - IMPRESSOS E FORMULARIOS	27,938.75	0	0	27,938.75
4.1.01.02.0001.622248* - MATERIAIS DE LIMPEZA E HIGIENE	5,342.56	1,111.78	0	6,454.34
4.1.01.02.0001.622249* - MATERIAIS HIDRAULICOS	318,354.41	470,613.98	458,914.45	330,053.94
4.1.01.02.0001.622252* - MATERIAL DE EXPEDIENTE, USO E CONSUMO	20,782.29	0	0	20,782.29
4.1.01.02.0001.622253* - MATERIAL ELETRICO	63,193.37	202,483.33	199,768.25	65,908.45
4.1.01.02.0001.622256* - MATERIAL DE MANUTENCAO DE VEICULOS	21,796.52	620	0	22,416.52
4.1.01.02.0001.622260* - MATERIAL DE SEGURANCA E PROTECAO - EPC	1,012.93	5,147.03	5,147.03	1,012.93
4.1.01.02.0001.622261* - MATERIAL DE SEGURANCA E PROTECAO - EP	55,539.85	5,056.29	2,909.99	57,686.15
4.1.01.02.0001.622262* - MATERIAL LABORATORIAL	131,357.29	13,300.68	1,050.00	143,607.97
4.1.01.02.0001.622264* - MATERIAIS DE MANUTENCAO DE EQUIPAMENTO	471,005.98	95,418.98	72,611.21	493,813.75
4.1.01.02.0001.622265* - OUTROS MATERIAIS	220,851.77	62,622.74	41,177.86	242,296.65
4.1.01.02.0001.642166* - UNIFORMES	11,673.62	892.5	0	12,566.12
4.1.01.02.0001.904730* - AGUA BRUTA	13,015,389.22	1,190,707.97	569,454.04	13,636,643.15
4.1.01.02.0001.904731* - VAPOR	395,022.46	50,232.70	13,688.42	431,566.74
4.1.01.02.0001.904750* - AR DE SERVICO	277,903.63	41,627.41	11,343.46	308,187.58
4.1.01.02.0001.904770* - AR DE INSTRUMENTOS	252,832.91	31,840.02	8,447.14	276,225.79
4.1.01.02.0002 - MATERIAL QUIMICO DE TRATAMENTO	5,819,646.21	448,175.51	73,490.26	6,194,331.46
4.1.01.02.0002.739063* - MATERIAL QUIMICO DE TRATAMENTO	5,819,646.21	448,175.51	73,490.26	6,194,331.46
4.1.01.03 - CUSTOS COM SERVICOS	18,987,505.48	4,078,852.22	1,962,968.64	21,103,389.06
4.1.01.03.0001 - ALUGUEIS E CONDOMINIOS PESSOA JURIDICA	543,394.62	105,072.20	28,061.00	620,405.82
4.1.01.03.0001.622268* - ALUGUEIS DE MAQUINAS E EQUIPAMENTOS PJ	312,883.62	64,373.53	7,000.00	370,257.15
4.1.01.03.0001.622269* - ALUGUEIS DE VEICULOS PJ	230,511.00	40,448.67	21,061.00	249,898.67
4.1.01.03.0001.622271* - OUTROS ALUGUEIS PJ	0	250	0	250
4.1.01.03.0003 - COMUNICACAO	167,325.15	11,664.92	3,989.90	175,000.17
4.1.01.03.0003.622274* - CORREIOS	0	41.79	41.79	0
4.1.01.03.0003.622275* - INTERNET	25,255.22	8,070.82	3,948.11	29,377.93

BALANCETE DAC (31/12/2016)

4.1.01.03.0003.622276* - RADIO E COMUNICACAO	103,917.55	0	0	103,917.55
4.1.01.03.0003.622277* - TELEFONIA FIXA	38,152.38	3,552.31	0	41,704.69
4.1.01.03.0004 - MANUTENCOES	5,891,604.29	1,076,792.39	72,849.33	6,895,547.35
4.1.01.03.0004.206470* - MANUTENCAO DE ELÉTRICA	1,007,439.32	169,433.13	0	1,176,872.45
4.1.01.03.0004.206471* - MANUTENCAO DE INSTRUMENTACAO	51,439.96	79,972.98	0	131,412.94
4.1.01.03.0004.622279* - MANUTENCAO DE IMOVEIS	923,155.33	77,084.26	0	1,000,239.59
4.1.01.03.0004.622280* - MANUTENCAO DE INFORMATICA	1,212.64	0	0	1,212.64
4.1.01.03.0004.622281* - MANUTENCAO DE MAQUINAS E EQUIPAMENTOS	3,896,096.56	749,309.32	72,849.33	4,572,556.55
4.1.01.03.0004.622284* - MANUTENCAO DE VEICULOS	12,260.48	992.7	0	13,253.18
4.1.01.03.0005 - AUDITORIAS, CONSULTORIAS E ASSESSORIAS	406,097.09	46,397.66	0	452,494.75
4.1.01.03.0005.622287* - CONSULTORIA / ASSESSORIAS	406,097.09	46,397.66	0	452,494.75
4.1.01.03.0006 - SERVICOS PESSOA JURIDICA	3,777,458.43	1,920,006.24	1,675,190.20	4,022,274.47
4.1.01.03.0006.189391* - SERVIÇO DE APOIO OPERACIONAL	773,488.23	77,718.99	0	851,207.22
4.1.01.03.0006.622288* - FORNECIMENTO DE AGUA PJ	7,350.00	3,525.00	0	10,875.00
4.1.01.03.0006.622290* - SERVICO DE ANALISE LABORATORIAL PJ	10,400.00	0	0	10,400.00
4.1.01.03.0006.622292* - SERVICO DE LAVANDERIA PJ	28,605.71	3,120.80	0	31,726.51
4.1.01.03.0006.622293* - SERVICO DE LIMPEZA E HIGIENE PJ	372,171.11	33,674.07	0	405,845.18
4.1.01.03.0006.622296* - SERVICO DE VIGILANCIA PJ	1,459,839.60	84,122.90	0	1,543,962.50
4.1.01.03.0006.622299* - TRANSPORTE DE RESIDUOS SOLIDOS PJ	963,498.46	30,453.32	0	993,951.78
4.1.01.03.0006.622300* - TRANSPORTES, FRETES E CARRETOS P.	29,839.23	36.65	0	29,875.88
4.1.01.03.0006.622301* - OUTROS SERVICOS DE TERCEIROS PJ	110,485.52	1,680,632.14	1,675,190.20	115,927.46
4.1.01.03.0006.648231* - SERVICOS GRAFICOS	3,960.00	5,470.00	0	9,430.00
4.1.01.03.0006.703174* - TRATAMENTO DE RESIDUOS QUIMICOS	9,364.98	0	0	9,364.98
4.1.01.03.0006.704253* - MAO DE OBRA TEMPORARIA	8,106.57	1,252.37	0	9,358.94
4.1.01.03.0006.720630* - DISPOSICAO FINAL DE RESIDUOS SOLIDOS	349.02	0	0	349.02
4.1.01.03.0008 - ENERGIA ELETRICA	8,201,625.90	918,918.81	182,878.21	8,937,666.50
4.1.01.03.0008.858803* - ENERGIA ELETRICA	8,201,625.90	918,918.81	182,878.21	8,937,666.50
4.1.01.04 - CUSTO COM VIAGENS	6,445.67	1,144.13	1,136.13	6,453.67
4.1.01.04.0001 - CUSTO COM VIAGENS	6,445.67	1,144.13	1,136.13	6,453.67
4.1.01.04.0001.622317* - HOSPEDAGEM	1,716.02	0	0	1,716.02
4.1.01.04.0001.622318* - PASSAGENS	3,326.39	1,136.13	1,136.13	3,326.39
4.1.01.04.0001.622319* - OUTRAS DESPESAS COM VIAGENS	1,403.26	8	0	1,411.26
4.1.01.05 - TRIBUTOS, TAXAS E CONTRIBUICOES	721,503.07	59,922.50	17,372.36	764,053.21
4.1.01.05.0001 - FEDERAIS	3,451.52	0	0	3,451.52
4.1.01.05.0001.622324* - OUTROS TRIBUTOS E TAXAS	3,451.52	0	0	3,451.52
4.1.01.05.0002 - ESTADUAIS	9,767.32	324.18	0	10,091.50
4.1.01.05.0002.622326* - IPVA E SEGURO OBRIGATORIO	1,560.95	0	0	1,560.95
4.1.01.05.0002.622329* - OUTROS TRIBUTOS E TAXAS	8,206.37	324.18	0	8,530.55
4.1.01.05.0003 - MUNICIPAIS	708,284.23	59,598.32	17,372.36	750,510.19
4.1.01.05.0003.622330* - IPTU	655,581.30	59,598.32	0	715,179.62
4.1.01.05.0003.622334* - TRF - TAXA DE FISCALIZACAO	52,117.09	0	17,372.36	34,744.73
4.1.01.05.0003.622335* - OUTROS TRIBUTOS E TAXAS	585.84	0	0	585.84
4.1.01.06 - CUSTOS ENTRE PARTES RELACIONADAS	20,000.00	0	0	20,000.00
4.1.01.06.0004 - CUSTO SERVIÇO ASA (SEM CRED PIS/COFINS)	20,000.00	0	0	20,000.00
4.1.01.06.0004.830497* - OUTRAS ASSESSORIAS E CONSULTORIAS	20,000.00	0	0	20,000.00
4.1.01.07 - SERVICOS MEDIDOS S/ CREDITO	105,253.02	310,150.00	462,040.42	46,637.40 C
4.1.01.07.0001 - SERVICOS MEDIDOS S/ CREDITO	105,253.02	310,150.00	462,040.42	46,637.40 C
4.1.01.07.0001.801339* - ALUGUEIS DE MAQUINAS E EQUIPAMENTOS PJ	60,923.60	10,150.00	7,711.00	63,362.60
4.1.01.07.0001.801340* - MANUTENCAO DE MAQUINAS E EQUIPAMENTOS	48,329.42	0	234,329.42	186,000.00 C
4.1.01.07.0001.803729* - PROVISAO ENERGIA ELETRICA	4,000.00 C	300,000.00	220,000.00	76,000.00
4.1.01.50 - OUTROS CUSTOS	317,883.11	47,282.31	0	365,165.42
4.1.01.50.0001 - SEGUROS	176,103.80	34,596.76	0	210,700.56
4.1.01.50.0001.622829* - SEGUROS DE RESPONSABILIDADE CIVIL	67,582.79	11,808.40	0	79,391.19

BALANCETE DAC (31/12/2016)

4.1.01.50.0001.622832* - SEGUROS OPERACIONAIS	71,259.55	14,733.61	0	85,993.16
4.1.01.50.0001.995850* - SEGUROS DE RISCOS DIVERSOS	37,261.46	8,054.75	0	45,316.21
4.1.01.50.0002 - OUTROS CUSTOS OPERACIONAIS	141,779.31	12,685.55	0	154,464.86
4.1.01.50.0002.622866* - ASSOCIACOES DE CLASSES	1,999.82	0	0	1,999.82
4.1.01.50.0002.622868* - INDENIZACOES	48,394.71	0	0	48,394.71
4.1.01.50.0002.622871* - CONTINGENCIAS TRABALHISTAS	41,521.84 C	0	0	41,521.84 C
4.1.01.50.0002.651046* - OUTROS CUSTOS OPERACIONAIS	18,056.54	1,593.94	0	19,650.48
4.1.01.50.0002.691027* - CONDUCAO E ALIMENTACAO	73,602.15	5,791.41	0	79,393.56
4.1.01.50.0002.858804* - EMOLUMENTOS E CARTORIO	53.2	300.2	0	353.4
4.1.01.50.0002.876430* - EVENTOS E PATROCINIOS	41,194.73	5,000.00	0	46,194.73
4.1.02 - CUSTOS C/DEPRECIACAO E AMORTIZACAO	7,542,459.76	6,826,244.92	6,018,211.72	8,350,492.96
4.1.02.01 - CUSTOS C/DEPRECIACAO	7,539,618.13	807,774.87	0	8,347,393.00
4.1.02.01.0001 - CUSTOS COM DEPRECIACAO	7,539,618.13	807,774.87	0	8,347,393.00
4.1.02.01.0001.622872* - VEICULOS E EMBARCACOES	59,941.81	5,760.42	0	65,702.23
4.1.02.01.0001.623167* - MOVEIS E UTENSILIOS	20,165.63	2,115.21	0	22,280.84
4.1.02.01.0001.623170* - EQUIPAMENTOS DE INFORMATICA	3,206.39	344.02	0	3,550.41
4.1.02.01.0001.623171* - EDIFICACOES E INSTALACOES	495,968.21	66,395.72	0	562,363.93
4.1.02.01.0001.718247* - MAQS E EQUIPS(NAO TOMA CRED.PIS/COFINS)	6,718,370.21	699,396.87	0	7,417,767.08
4.1.02.01.0001.977671* - TUBULACOES	37,611.37	6,505.71	0	44,117.08
4.1.02.01.0001.977731* - POCOS ARTESIANOS	204,354.51	27,256.92	0	231,611.43
4.1.02.02 - CUSTOS COM AMORTIZACAO	2,841.63	6,018,470.05	6,018,211.72	3,099.96
4.1.02.02.0001 - CUSTOS COM AMORTIZACAO	2,841.63	6,018,470.05	6,018,211.72	3,099.96
4.1.02.02.0001.623172* - AQUISICAO DE SOFTWARE	2,841.63	258.33	0	3,099.96
4.1.02.02.0001.654886* - AMORTIZACAO DE AGIO	0	6,018,211.72	6,018,211.72	0
4.1.03 - CREDITO PIS/COFINS/ICMS SOBRE CUSTOS (-)	1,443,927.12 C	8,845.94	129,353.85	1,564,435.03 C
4.1.03.01 - CREDITO DE PIS/COFINS/ICMS (-)	1,443,927.12 C	8,845.94	129,353.85	1,564,435.03 C
4.1.03.01.0001 - CREDITO DE PIS (-)	257,565.36 C	1,577.92	22,176.48	278,163.92 C
4.1.03.01.0001.623179* - CREDITO DE PIS (-)	257,565.36 C	1,577.92	22,176.48	278,163.92 C
4.1.03.01.0002 - CREDITO DE COFINS (-)	1,186,361.76 C	7,268.02	107,177.37	1,286,271.11 C
4.1.03.01.0002.623180* - CREDITO DE COFINS (-)	1,186,361.76 C	7,268.02	107,177.37	1,286,271.11 C
4.3 - DESPESAS ADMINISTRATIVAS	3,569,247.38	558,797.09	260,528.72	3,867,515.75
4.3.01 - DESPESAS ADMINISTRATIVAS	3,564,860.33	558,396.31	260,528.72	3,862,727.92
4.3.01.01 - DESPESAS COM PESSOAL	31,488.54	496.74	496.74	31,488.54
4.3.01.01.0002 - BENEFICIOS	0	496.74	496.74	0
4.3.01.01.0002.623239* - TREINAMENTOS	0	496.74	496.74	0
4.3.01.01.0004 - ENCARGOS SOCIAIS, TRABALHISTAS E PREVID.	31,488.54	0	0	31,488.54
4.3.01.01.0004.623254* - CONTRIBUICAO PATRONAL	31,488.54	0	0	31,488.54
4.3.01.02 - DESPESAS COM MATERIAIS	5,777.52	0	0	5,777.52
4.3.01.02.0001 - MATERIAIS	5,777.52	0	0	5,777.52
4.3.01.02.0001.623261* - MATERIAL DE EXPEDIENTE, USO E CONSUMO	3,600.92	0	0	3,600.92
4.3.01.02.0001.623268* - OUTROS MATERIAIS	353.3	0	0	353.3
4.3.01.02.0001.642346* - MATERIAL DE COPA E COZINHA	33.3	0	0	33.3
4.3.01.02.0001.858974* - MATERIAL DE SEGURANCA E PROTECAO - EP	1,790.00	0	0	1,790.00
4.3.01.03 - DESPESAS COM SERVICOS	370,151.82	127,933.23	9,148.59	488,936.46
4.3.01.03.0003 - COMUNICACAO E DESPESAS POSTAIS	15,792.44	7,938.01	7,896.22	15,834.23
4.3.01.03.0003.623279* - CORREIOS	0	41.79	0	41.79
4.3.01.03.0003.623280* - INTERNET	15,792.44	7,896.22	7,896.22	15,792.44
4.3.01.03.0004 - MANUTENCOES	2,442.92	2,508.00	0	4,950.92
4.3.01.03.0004.623287* - MANUTENCAO DE MAQUINAS E EQUIPAMENTOS	0	2,508.00	0	2,508.00
4.3.01.03.0004.642426* - MANUT DE LICENCA DE USO DE SOFTWARES	2,442.92	0	0	2,442.92
4.3.01.03.0005 - AUDITORIAS, CONSULTORIAS E ASSESSORIAS	75,270.52	19,649.78	0	94,920.30
4.3.01.03.0005.623289* - AUDITORIA	52,288.24	14,411.57	0	66,699.81
4.3.01.03.0005.623290* - CONSULTORIA / ASSESSORIAS	22,982.28	5,238.21	0	28,220.49

BALANCETE DAC (31/12/2016)

4.3.01.03.0006 - SERVICOS PESSOA JURIDICA	276,645.94	97,837.44	1,252.37	373,231.01
4.3.01.03.0006.360069* - SERVIÇO DE LAVANDERIA PJ	0	337.85	0	337.85
4.3.01.03.0006.623296* - OUTROS SERVIÇOS DE TERCEIROS PJ	5,102.25	0	0	5,102.25
4.3.01.03.0006.642526* - ANUNCIOS E PUBLICACOES-RADIO/TV/JORNAIS	160,279.87	0	0	160,279.87
4.3.01.03.0006.642626* - DESENVOL. E MANUTENCAO DE SOFTWARE	71,045.97	90,327.49	0	161,373.46
4.3.01.03.0006.704255* - MAO DE OBRA TEMPORARIA	40,217.85	7,172.10	1,252.37	46,137.58
4.3.01.05 - DESPESAS ENTRE PARTES RELACIONADAS	3,257,138.04	405,694.83	239,369.31	3,423,463.56
4.3.01.05.0001 - RATEIO DE DESPESAS (TAC)	2,997,884.90	354,631.45	213,837.62	3,138,678.73
4.3.01.05.0001.701388* - ACORDO DIV. CUSTOS E RATEIO DESPESAS	2,784,047.28	174,503.82	0	2,958,551.10
4.3.01.05.0001.883190* - PROVISAO ACORDO DIV.CUSTOS E RATEIO DESP	213,837.62	180,127.63	213,837.62	180,127.63
4.3.01.05.0005 - RATEIO DE DESPESAS CSC	155,051.56	30,134.96	15,067.48	170,119.04
4.3.01.05.0005.897752* - RATEIO DE DESPESAS CSC	155,051.56	30,134.96	15,067.48	170,119.04
4.3.01.05.0009 - RATEIO DE DESPESAS TI	104,201.58	20,928.42	10,464.21	114,665.79
4.3.01.05.0009.359557* - RATEIO DESPESAS TI	104,201.58	20,928.42	10,464.21	114,665.79
4.3.01.50 - OUTRAS DESPESAS	99,695.59 C	24,271.51	11,514.08	86,938.16 C
4.3.01.50.0002 - OUTRAS DESPESAS OPERACIONAIS	29,777.88	22,907.78	11,514.08	41,171.58
4.3.01.50.0002.623308* - ASSOCIACOES DE CLASSES	74.37	0	0	74.37
4.3.01.50.0002.642386* - EMOLUMENTOS E CARTORIO	729.46	1,192.70	0	1,922.16
4.3.01.50.0002.642546* - EVENTOS E PATROCINIOS	376.34	0	0	376.34
4.3.01.50.0002.648230* - CONFRATERNIZACOES	10,000.00	0	0	10,000.00
4.3.01.50.0002.651006* - OUTRAS DESPESAS ADMINISTRATIVAS	14,737.49	21,715.08	11,514.08	24,938.49
4.3.01.50.0002.690687* - CONDUCAO E ALIMENTACAO EVENTUAIS	3,860.22	0	0	3,860.22
4.3.01.50.0004 - PROV. CREDITOS LIQUIDAÇÃO DUVIDOSA	129,473.47 C	1,363.73	0	128,109.74 C
4.3.01.50.0004.361099* - PROV. CREDITOS LIQUIDAÇÃO DUVIDOSA	129,473.47 C	1,363.73	0	128,109.74 C
4.3.02 - DESPESAS C/DEPRECIACAO E AMORTIZACAO	4,387.05	400.78	0	4,787.83
4.3.02.01 - DESPESAS C/DEPRECIACAO	4,387.05	400.78	0	4,787.83
4.3.02.01.0001 - DESPESAS C/DEPRECIACAO	4,387.05	400.78	0	4,787.83
4.3.02.01.0001.623317* - MOVEIS E UTENSILIOS	67.65	6.15	0	73.8
4.3.02.01.0001.623320* - EQUIPAMENTOS DE INFORMATICA	4,319.40	394.63	0	4,714.03
4.4 - DESPESAS FINANCEIRAS	26,597,543.10	1,694,503.61	84,485.10	28,207,561.61
4.4.01 - DESPESAS FINANCEIRAS E BANCARIAS	26,597,543.10	1,694,503.61	84,485.10	28,207,561.61
4.4.01.01 - DESPESAS FINANCEIRAS E BANCARIAS	26,597,543.10	1,694,503.61	84,485.10	28,207,561.61
4.4.01.01.0001 - DESPESAS FINANCEIRAS	12,872,108.21	1,231,266.98	371.2	14,103,003.99
4.4.01.01.0001.623329* - JUROS	2,325.76	0	0	2,325.76
4.4.01.01.0001.623330* - MULTAS POR ATRASO DE PAGAMENTO	5,173.18	192.91	0	5,366.09
4.4.01.01.0001.623331* - TARIFAS BANCARIAS	10,335.43	1,637.20	0	11,972.63
4.4.01.01.0001.642686* - JUROS DE FINANCIAMENTOS	11,779,185.05	1,203,842.52	199.4	12,982,828.17
4.4.01.01.0001.673526* - DESCONTOS CONCEDIDOS	537,411.87	0	171.8	537,240.07
4.4.01.01.0001.681475* - COMISSOES BANCARIAS	432,830.02	15,906.68	0	448,736.70
4.4.01.01.0001.904050* - AMORTIZACAO DO CUSTO DE TRANSACAO	104,846.90	9,687.67	0	114,534.57
4.4.01.01.0003 - VARIACOES MONETARIAS E CAMBIAIS	13,691,071.97	463,166.32	84,113.90	14,070,124.39
4.4.01.01.0003.623333* - VARIACOES MONETARIAS	13,691,071.97	463,166.32	84,113.90	14,070,124.39
4.4.01.01.0007 - JUROS MORATORIOS SOBRE ATRASO PAGAMENTO	1,169.81	5.54	0	1,175.35
4.4.01.01.0007.731540* - JUROS MORATORIOS SOBRE ATRASO PAGAMENTO	1,169.81	5.54	0	1,175.35
4.4.01.01.0008 - MULTA SOBRE ATRASO DE PAGAMENTO	22,666.39	64.77	0	22,731.16
4.4.01.01.0008.731541* - MULTA SOBRE ATRASO DE PAGAMENTO	22,666.39	64.77	0	22,731.16
4.4.01.01.0013 - PARTES RELACIONADAS ¿ MUTUO	10,526.72	0	0	10,526.72
4.4.01.01.0013.327523* - CETREL S/A	10,526.72	0	0	10,526.72
4.5 - DESPESAS TRIBUTARIAS	9,408.68	1,959.44	520.95	10,847.17
4.5.01 - TRIBUTOS, TAXAS E CONTRIBUICOES	9,408.68	1,959.44	520.95	10,847.17
4.5.01.01 - TRIBUTOS, TAXAS E CONTRIBUICOES	9,408.68	1,959.44	520.95	10,847.17
4.5.01.01.0002 - ESTADUAIS	8,525.39	0	0	8,525.39
4.5.01.01.0002.623341* - ICMS	8,478.39	0	0	8,478.39

BALANCETE DAC (31/12/2016)

4.5.01.01.0002.623345* - OUTRAS TAXAS	47		0	0		47				
4.5.01.01.0003 - MUNICIPAIS	883.29		1,959.44	520.95		2,321.78				
4.5.01.01.0003.623349* - OUTRAS TAXAS	0		1,959.44	520.95		1,438.49				
4.5.01.01.0003.700772* - ISS	883.29		0	0		883.29				
4.6 - OUTRAS RECEITAS E DESPESAS	312,838.63		0	0		312,838.63				
4.6.01 - GANHO/PERDA NA BAIXA DE ATIVOS	312,838.63		0	0		312,838.63				
4.6.01.01 - GANHO/PERDA NA BAIXA DE ATIVOS	312,838.63		0	0		312,838.63				
4.6.01.01.0001 - MATERIAIS	204,850.91		0	0		204,850.91				
4.6.01.01.0001.623351* - CUSTO DE AQUISICAO	204,850.91		0	0		204,850.91				
4.6.01.01.0003 - IMOBILIZADO	107,987.72		0	0		107,987.72				
4.6.01.01.0003.623354* - RECEITA DE VENDA	1,061.53 C		0	0		1,061.53 C				
4.6.01.01.0003.623355* - CUSTO DE AQUISICAO	109,049.25		0	0		109,049.25				
4.7 - PROVISAO P / IR E CSLL	11,481,122.20		1,232,645.78	407,837.28		12,305,930.70				
4.7.01 - PROVISAO P / IR E CSLL	11,481,122.20		1,232,645.78	407,837.28		12,305,930.70				
4.7.01.02 - PROVISAO PARA IR E CSLL DIFERIDOS	11,481,122.20		1,232,645.78	407,837.28		12,305,930.70				
4.7.01.02.0001 - PROVISAO PARA IR DIFERIDO	8,442,001.61		906,357.19	299,880.35		9,048,478.45				
4.7.01.02.0001.731549* - PROVISAO PARA IR DIFERIDO	8,442,001.61		906,357.19	299,880.35		9,048,478.45				
4.7.01.02.0002 - PROVISAO PARA CSLL DIFERIDO	3,039,120.59		326,288.59	107,956.93		3,257,452.25				
4.7.01.02.0002.731550* - PROVISAO PARA CSLL DIFERIDO	3,039,120.59		326,288.59	107,956.93		3,257,452.25				
SALDO	SALDO ANTERIOR	TOTAIS DO PERIODO	DÉBITO	CRÉDITO	ATIVO		-297,664,719.74	66,414,372.88	66,224,496.48	-297,854,596.14
SALDO	SALDO ANTERIOR	TOTAIS DO PERIODO	DÉBITO	CRÉDITO	PASSIVO		275,388,211.95	18,322,691.65	16,911,469.17	273,976,989.47
SALDO	SALDO ANTERIOR	TOTAIS DO PERIODO	DÉBITO	CRÉDITO	RESULTADO		22,276,507.79	21,575,151.17	23,176,250.05	23,877,606.67
SALDO	SALDO ANTERIOR	TOTAIS DO PERIODO	DÉBITO	CRÉDITO	TOTAL GERAL		0	106,312,215.70	106,312,215.70	0
SALDO	SALDO ANTERIOR	TOTAIS DO PERIODO	DÉBITO	CRÉDITO	TOTAL DAS CONTAS DE RESULTADO		22,276,507.79	21,575,151.17	23,176,250.05	23,877,606.67

ATTACHMENT 5

Glossary

A

ABL
Gross Leasable Area

ABNT (Associação Brasileira de Normas Técnicas)
Brazilian Technical Standards Association.

Allocated Codes
serial number (grades or weights) to differentiate the quality features of properties.

Allotment
subdivision of a tract of land into lots for buildings with the opening of new thoroughfares, or the extension, modification or expansion of existing ones.

Amortization
systematic allocation of the depreciable value of an asset over its useful life.

Apparent Age
estimated age of a property according to its characteristics and conservation status at the time of inspection.

Asset
a resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach
valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

B

Base Date
specific date (day, month and year) of application of the assessment value.

Basic Infrastructure
urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

BDI (Budget Difference Income)
a percentage that indicates the benefits and overhead costs applied to the direct cost of construction.

Best Use of the Property
the most economically appropriate use of a certain property according to its characteristics and surroundings, respecting legal limitations.

Beta
a systematic risk measure of a share; price trend of a particular share to be correlated with changes in a given index.

Book Value
the value at which an asset or liability is recognized on the balance sheet.

Building Standard
the quality of the improvements according to the specifications of design, materials, workmanship and performance effectively used in construction.

Business Combination
union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

Business Risk
uncertainty of realization of expected future returns of the business resulting from factors other than financial leverage.

C

CAPEX (Capital Expenditure)
fixed asset investments.

Capitalization
conversion of a simple period of economic benefits into value.

CAPM (Capital Asset Pricing Model)
model in which the capital cost for any share or lot of shares equals the risk free rate plus risk premium provided by the systematic risk of the share or lot of shares under investigation. Generally used to calculate the Cost of Equity or the Cost of Shareholder Capital.

Capitalization Rate
any divisor used to convert economic benefits into value in a single period.

Capital Structure
composition of a company's invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow
cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, non-operating, etc...).

Cash Flow on Invested Capital
cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit
smallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

Casualty
an event that causes financial loss.

Company
commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status
physical status of an asset as a result of its maintenance.

Control
power to direct the strategic policy and administrative management of a company.

Control Premium
value or percentage of the pro-rata value of a lot of controlling shares over the pro-rata value of non-controlling shares, which reflect the control power.

Cost
the total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital
Expected rate of return required by the market as an attraction to certain investment funds.

CPC (Comitê de Pronunciamentos Contábeis)
Accounting Pronouncements Committee.

Current Value
value replacement with a new value depreciated as a result of the physical state the property is in.

CVM
Securities and Exchange Commission.

D

Damage
damage caused to others by the occurrence of flaws, defects, accidents and crimes, among others.

Data Treatment
application of operations to express, in relative terms, the attribute differences between the market data and data of the property being assessed.

Date of Issue
closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow
discounted cash flow.

D & A
depreciation and amortization.

Dependent Variable
variable to be explained by the independent ones.

Depreciable Value
cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation
systematic allocation of the depreciable value of an asset during its useful life.

Dichotomous Variable
variable that assumes only two values.

Direct Production Cost
spending on inputs, including labor, in the production of goods.

Discount for Lack of Control
value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the absence of part or all of the control.

Discount for Lack of Liquidity
value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the lack of liquidity.

Discount Rate
any divisor used to convert a flow of future economic benefits into present value.

Drivers
value drivers or key variables.

E

EBIT (Earnings before Interest and Taxes)
earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization)
earnings before interest, taxes, preciation and amortization.

Economic Benefits
benefits such as revenue, net profit, net cash flow, etc.

Efficient Use
that which is recommendable and technically possible for the location on a reference date, among the various uses permitted by the applicable law, observing surrounding marketing trends.

Electrical Damage Value
estimated cost of the repair or replacement of parts, when the property suffers electrical damage. Values are tabulated in percentages of the Replacement Value and have been calculated through the study of equipment manuals and the expertise in corrective maintenance of Apsis technicians.

Enterprise
set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

Enterprise Value
economic value of the company.

Equity Value
economic value of the equity.

Equivalent Construction Area
constructed area on which the unit cost equivalence of corresponding construction is applied, according to ABNT postulates.

Equivalent Depth
numerical result of the division of a lot area by its main projected front.

Expertise
technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

F

Facilities
set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value
value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Fair Value Less Cost to Sell
value that can be obtained from the sale of an asset or cash-generating unit less sale expenses, in a transaction between knowledgeable, willing and uninterested parties.

FCFF (Free Cash Flow to Firm)
Free cash flow to firm, or unlevered free cash flow.

Financial Lease
that which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset
tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

Flaw
anomaly that affects the performance of products and services, or makes them inadequate to the purposes intended, causing inconvenience or material loss to the consumer.

Forced Liquidation
condition on the possibility of a compulsory sale or in a shorter period than the average absorption by the market.

Free Float
percentage of outstanding shares on the company's total capital.

Frontage
horizontal projection of the line dividing the property and the access road; measurement of the front of a building.

G

Goodwill
see Premium for Expected Future Profitability.

H

Homogenization
treatment of observed prices by application of mathematical transformations that express, in relative terms, the differences between market data attributes and those of the property assessed.

Homogenized Area
useful or private area, or built with mathematical treatments for valuation purposes, according to criteria based on the real estate market.

I

IAS (International Accounting Standards)
principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board)
International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

Ideal Fraction
percentage owned by each of the buyers (tenants) of the land and of the building's common items.

IFRS (International Financial Reporting Standards)
International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment
see Impairment losses

Impairment Losses (impairment)
book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach
valuation method for converting the present value of expected economic benefits.

Independent Variables
variables that provide a logical content to the formation of the value of the property subject to the assessment.

Indirect Production Cost
administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

Influence Point
atypical point that, when removed from the sample, significantly changes the estimated parameters or the linear structure of the model.

Insurance
risk transfer guaranteed by contract whereby one party undertakes, subject to payment of premium, to indemnify another for the occurrence of casualties covered under the policy.

Insurance Value
value at which an insurance company assumes the risks. Except in special cases, it is not applied to land and foundations.

Intangible Asset
identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations..

Internal Rate of Return
discount rate where the present value of future cash flow is equivalent to the cost of investment.

International Accounting Standards (IAS)
standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Invested Capital
the sum of own capital and third-party capital invested in a company. Third-party capital is usually related to debt with interest (short and long-term) and must be specified within the context of the valuation.

Investment Property
property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value
value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

K

Key Money
amount paid by the prospective tenant for signature or transfer of the lease contract, as compensation for the point of sale.

Key Variables
variables that, a priori, and traditionally have been important for the formation of property value.

L

Levered Beta
beta value reflecting the debt in capital structure.

Liability
present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidation Value
value of a property offered for sale on the market outside the normal process, i.e. one that would be established if the property were offered for sale separately, taking into account the costs involved and the discount required for a sale in a reduced period.

Liquidity
ability to rapidly convert certain assets into cash or into the payment of a certain debt.

M

Market Approach
valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Market Data
set of information collected on the market related to a particular property.

Marketing Factor
the ratio between the market value of an asset and its reproduction cost less depreciation or replacement cost, which may be higher or lower than 1 (one).

Market Research
set of activities for identification, investigation, collection, selection, processing, analysis and interpretation of results on market data.

Maximum Insurance Value
maximum value of the property for which it is recommendable to insure it. This criterion establishes that the property whose depreciation is greater than 50% should have its Maximum Insurance Value equivalent to twice as much as the Current Value; and the property whose depreciation is with less than 50% should have its Maximum Insurance Value equivalent to the Replacement Value.

Multiple
market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc...).

N

Net Debt
cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

Non-Operating Assets
those not directly related to the company's operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

Null hypothesis in a regression model
hypothesis in which one or a set of independent variables involved in the regression model are not important to explain the variation of the phenomenon in relation to a pre-established significance level.

O

Operating Assets
assets that are basic to the company's operations.

Operating Lease
that which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

P

Parent Company
an entity that has one or more subsidiaries.

Perpetual Value
value at the end of the projective period to be added on the cash flow.

Point of Sale
intangible asset that adds value to commercial property, due to its location and expected commercial exploitation.

Population
total market data of the segment to be analyzed.

Premium for Expected Future Profitability (goodwill)
future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value
the estimated present value of discounted net cash flows in the normal course of business.

Price
the amount by which a transaction is performed involving a property, a product or the right thereto.

Private Area
useful area plus building blocks (such as walls, pillars, etc.) and elevator hallway (in specific cases).

Property
something of value, subject to use, or that may be the object of a right, which integrates an equity.

Q

Qualitative Variables
variables that cannot be measured or counted, only ordered or ranked, according to attributes inherent to the property (e.g., building standard, conservation status and quality of the soil).

Quantitative Variables
variables that can be measured or counted (e.g., private area, number of bedrooms and parking spaces).

R

Range for Real Estate Valuations
range in the vicinity of the point estimator adopted in the valuation within which to arbitrate the value of the property, provided it is justified by the existence of features that are not contemplated in the model.

Re (Cost of Equity)
return required by shareholders for the capital invested.

Real Estate - property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value
the highest fair value of an asset (or cash-generating unit) minus the cost of sales compared with its value in use.

Rd (Cost of Debt)
a measure of the amount paid for the capital earned from third parties, in the form of loans, financing, market funding, among others.

Reference Real Estate
market data with features comparable to the property assessed.

Regression Model
the model used to represent a specific phenomenon, based on a sample, considering the various influencing characteristics.

Remaining Life
a property's remaining life.

Replacement Cost
a property's reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New
value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost
expense required for the exact duplication of a property, regardless of any depreciation.

Reproduction Cost Less Depreciation
a property's reproduction cost less depreciation, considering the state it is in.

Residual Value
value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset
estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

S

Sample
set of market data representative of a population.

Scrap Value
market value of a property's reusable materials in disabling conditions, without their being used for production purposes.

Shareholders' Equity at Market Prices
see Assets Approach.

Statistical Inference
part of statistical science that allows drawing conclusions about the population from a sample.

Subsidiary
entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation
documentation raised and provided by the client on which the report premises are based.

Survey
evidence of local events through insightful observations in a property and of the factors and conditions that constitute or influence it.

T

Tangible Asset
physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report
detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

Total Construction Area
resulting from the sum of the real private area and the common area allocated to an independent unit, defined according to ABNT.

U

Urbanizable Land
land eligible to receive urban infrastructure works aiming at its efficient use, by means of the subdivision, split or implementation of a business.

Useful Area
real private area subtracted from the area occupied by walls and other building blocks that prevent or hinder its use.

Useful Economic Life
the period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

V

Valuation
act or process of determining the value of an asset.

Valuation Methodology
one or more approaches used in developing evaluative calculations for the indication of the value of an asset.

Value at Risk
representative value of the share of the property one wishes to insure and that may correspond to the maximum insurable value.

Value in Use
value of a property in operating conditions in its present state, such as the useful part of an industry, including, where relevant, the costs of design, packaging, taxes, freight and installation.

Value Plan
the graphic representation or listing of generic square meter values of land or of the real estate on the same date.

W

WACC (Weighted Average Cost of Capital)
model in which capital cost is determined by the weighted average of the market value of capital structure components (own and others).

apsis

THE VALUE OF GREAT DECISIONS

MAIN SERVICES

Business Appraisal

- Compliance with legal standards:
  - The Brazilian Corporate Law (Lei das Sociedades Anônimas)
  - The Accounting Ruling Council (Comitê de Pronunciamento Contábil)
  - The Judicial Reorganization Law
  - Corporate Restructuring
  - Public Share Offering (OPA)
  - BACEN Circular Letter;
  - Carta Circular BACEN
- Economic and financial feasibility analysis;
- Appraisal of intangible assets, biological Assets, Properties for Investment, among others;
- Appraisal for Purchase and Sale purposes;
- Premium Allocation Law # 12,973;
- Intangible Asset appraisals;
- Technical Assistance and Forensic Inspection;
- Pre-PPA in business merging operations;
  PPA - Purchase Price Allocation.

Fixed Asset Mansgement

- Inventory with tagging (RFID/Bar Code);
- Physical vs. Book Reconciliation;
- Bookkeeping and maintenance integration;
- Bookkeeping registry collection (Component Management);
- Fixed Asset Appraisal for various purposes;
- Accounting Requirements (IFRS/CPC/CFC);
- Asset allocation equity control during project execution;
- Equity Outsourcing;
- Specialized Projects / Services for the Telecommunications, Energy and Broadcasting Segments.

Sustainability

- Basic Environmental Plan (PBA);
- Environmental expert inspection and Due Diligences;
- Environmental appraisals to meet Ecuador Principles;
- Mine Shutdown Plan;
- Industrial Plant Decommissioning Plans;
- Environmental Projects and Plans for specific purposes;
- ISC (Corporate Sustainability Index).

Corporate Transactions

- Mergers & Acquisitions (M&A's);
- Full or partial sales;
- *Fundraising from Private Equity funds;*
- Strategic growth advisory through the "M&A - Buy-Side" scope;
- *Joint Ventures;*
- Strategic alliances;
- Financial restructuring;
- *Finance and real estate: purchase, sale, sale & lease back and build to suit.*

Real Estate Consultancy

- Study of project economic and financial feasibility;
- Highest & best use study for potential properties;
- **Real Estate Management System - Cubus;**
- Financial lifespan, residual value, and replacement value;
- Real estate portfolio profitability analysis;
- *Lease vs. buy and stay vs. go analysis;*
- Forensic Inspection;
- Execution of projects dedicated to values blueprint review for cities/municipalities;
- Appraisals for various purposes: Insurance, Bank Guarantees/Dation in Payment, Purchase and Sale Value;
- Contract renegotiation and revenue portfolio management;
- Construction Inspection and Measurements;
- *Site Hunter.*

Corporate Governance

- Consultancy in corporate governance for the alignment with the best practices;
- Implementation of governance bodies through board of directors and consulting board, including recruitment and selection of independent members;
- Corporate governance preparation to structure long-term debt (BNDES) and/or Mergers & Acquisitions (M&A);
- Consultancy for Board Secretariat structuring;
- Strategic restructuring of active boards.

FOR OVER 37 YEARS

Value is what moves the world and determining precisely 'how much it is worth' is our business. Apsis is a consulting firm driven by the constant motivation of understanding the value of things. How much are your company, your property, or your business intangible assets worth.

OUR CLIENTS

Algar
Aliansce Shopping Centers
ALL - América Latina Logística
Ambev
Andrade Gutierrez
AmstedMaxion
Angra Partners
Arcelor Mittal Brasil
Artesia
Banco Modal
BHG - Brazil Hospitality Group
Bio Ritmo
BMA - Barbosa Müssnich Aragão
BNY Mellon
Bolsa De Mulher
BRMALLS
BR Properties
Braskem
Brasil Pharma
Brasil Brokers
BTG Pactual
Carrefour
CEG
Cielo
Claro
Concal
CSN
CVC
Duff & Phelps
Embratel
Eneva
Energia Sustentável do Brasil
Estácio Participações
Femsa
FGV
FGV Projetos
FIS Global
Gávea Investimentos
Gerdau
Getnet
Gol Linhas Aéreas
Idealsnet
Inbrands
Infoglobo
JBS
Laureate
Lavazza
Light
Magnesita
Marfrig
Mattos Filho Advogados
Michelin
Oi
Pátria Investimentos
Petrobras
Pinheiro Neto Advogados
Procter & Gamble
Profarma
Prumo Logística Global
Restoque
Rexam
Rio Bravo Investimentos
Samsung
Supergasbras
The Carlyle Group
Totvs
Ultrapar
Unimed Rio
Veirano Advogados
Via Varejo
Vinci Partners
Votorantim
Yamana Gold
Warburg Pincus

RIO DE JANEIRO
Rua da Assembleia, 35 - 12° floor
Centro - Rio de Janeiro
RJ - 20011-001
Phone: +55 21 2212-6850
E-mail: apsis.rj@apsis.com.br

SÃO PAULO
Av. Angélica, 2503, Conj. 101
Consolação - São Paulo
SP - 01227-200
Phone: +55 11 3662-5453
+55 11 3662-5722
E-mail: apsis.sp@apsis.com.br

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